NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

of

DYNAMIC OIL & GAS, INC.

to be held September 27, 2005

and

INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT

involving

DYNAMIC OIL & GAS, INC.

SEQUOIA OIL & GAS TRUST

SHELLBRIDGE OIL & GAS, INC.

0730008 B.C. LTD.

and

THE SECURITYHOLDERS OF DYNAMIC OIL & GAS, INC.

August 26, 2005

LETTER TO SECURITYHOLDERS

August 26, 2005

Dear Securityholders:

You are invited to attend a special meeting (the “Meeting”) of holders (collectively, the “Securityholders”) of common shares (“Dynamic Shares”) of Dynamic Oil & Gas, Inc. (“Dynamic”) and options (“Dynamic Options”) to acquire Dynamic Shares to be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia on Tuesday, September 27, 2005 at 9:00 a.m. (Vancouver time).

At the Meeting, you will be asked to consider, and, if thought advisable, approve, among other things, a proposed arrangement (the “Arrangement”) involving Dynamic, Sequoia Oil & Gas Trust (the “Trust”), Shellbridge Oil & Gas, Inc. (“Shellbridge”), a wholly-owned subsidiary of Dynamic and 0730008 B.C. Ltd. (“AcquisitionCo”), a wholly-owned subsidiary of the Trust. The Arrangement will result, through a series of transactions, in Shareholders exchanging each of their Dynamic Shares and acquiring in respect of each Dynamic Share held: (A) $1.71 in cash; and (B) one common share (“Shellbridge Share”) of Shellbridge.

The purpose of the Arrangement is two-fold. At the time the Arrangement becomes effective, Dynamic’s assets located in British Columbia and Saskatchewan will be transferred to Shellbridge. Through Shellbridge, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on production and reserve growth through a portfolio approach of developing a number of opportunities with a balance of risk profiles and commodity exposure. Certain of the existing directors and management of Dynamic will continue as the directors and management of Shellbridge. Upon completion of the Arrangement, Dynamic will become an indirect wholly-owned subsidiary of the Trust and the balance of Dynamic’s assets, being all of its existing developed reserves in Alberta, will be owned indirectly by the Trust. The board of directors of Dynamic believes that the cash payment, with the potential for Shareholders to enjoy significant capital appreciation through their shareholdings in Shellbridge, will maximize value for Shareholders.

The resolutions approving the Arrangement must be approved by not less than three-quarters of the votes cast by Securityholders voting in person or by proxy at the Meeting. The directors and officers of Dynamic, holding Dynamic Shares and Dynamic Options representing approximately 13.3% of the total votes entitled to be cast at the Meeting, have agreed to vote in favour of the Arrangement. In addition, the Arrangement resolutions must be approved by a majority of the votes cast by shareholders of Dynamic, after excluding: (i) the votes cast by directors and officers of Dynamic receiving Shellbridge Shares under the initial private placement by Shellbridge and their related parties as defined in Ontario Securities Commission Rule 61-501; and (ii) the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Dynamic has agreed to pay the Trust a break fee of $2,160,000 and the Trust has agreed to pay Dynamic a break fee of $2,160,000, if the transaction is not completed under certain circumstances. Completion of the Arrangement is subject to various conditions, including the receipt of all regulatory, Securityholder and Court approvals.

Peters & Co. Limited of Calgary, Alberta has provided the board of directors of Dynamic with its opinion that the consideration to be received by the holders of Dynamic Shares (the “Shareholders”) pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. The board of directors of Dynamic, following consultation with its advisors and consideration of the fairness opinion of Peters & Co. Limited, has unanimously determined that the Arrangement is in the best interests of Dynamic and fair to the Shareholders and recommends that Shareholders vote in favour of the Arrangement.

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Dynamic and Shellbridge. Please give this material your careful consideration and, if you require assistance, consult your

TSX: DOL NASDAQ: DYOLF	HEAD OFFICE: Suite 230 – 10991 Shellbridge Way Richmond, BC Canada V6X 3C6 Tel: 604-214-0550 Fax: 604-214-0551
Member of: SEPAC & CAPP	Toll free: 1-800-663-8072 Email: infodynamic@dynamicoil.com Website: www.dynamicoil.com

ii

financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,

(signed) “Wayne J. Babcock”
Wayne J. Babcock,
President and Chief Executive Officer

TSX: DOL NASDAQ: DYOLF	HEAD OFFICE: Suite 230 – 10991 Shellbridge Way Richmond, BC Canada V6X 3C6 Tel: 604-214-0550 Fax: 604-214-0551
Member of: SEPAC & CAPP	Toll free: 1-800-663-8072 Email: infodynamic@dynamicoil.com Website: www.dynamicoil.com

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES AND OPTIONS TO ACQUIRE
COMMON SHARES OF DYNAMIC OIL & GAS, INC.
to be held September 27, 2005

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (collectively, the “Securityholders”) of common shares (“Dynamic Shares”) of Dynamic Oil & Gas, Inc. (“Dynamic”) and options (“Dynamic Options”) to acquire Dynamic Shares will be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia on Tuesday, September 27, 2005 at 9:00 a.m. (Vancouver time) for the following purposes:

(a)

for the holders of Dynamic Shares and Dynamic Options to consider, pursuant to an order (the “Interim Order”) of the British Columbia Supreme Court dated August 26, 2005 and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying information circular dated August 26, 2005 (the “Information Circular”), to approve:

(i)

an arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 under the Business Corporations Act (British Columbia) (the “BCBCA”), all as more particularly described in the Information Circular; and

	(ii)	an initial private placement by Shellbridge in an amount up to $4 million at the price and on the terms as more particularly described in the Information Circular;

(b)

for the holders of Dynamic Shares to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth under the heading “Other Matter To Be Brought Before the Meeting - Approval of Shellbridge Stock Option Plan” in the Information Circular, to approve a stock option plan for Shellbridge, as more particularly described in the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Pursuant to the terms of the Interim Order and Sections 237 to 247 of BCBCA, registered holders of Dynamic Shares have the right to dissent in respect of the Arrangement Resolution. These dissent rights are described in the Information Circular. If a holder of Dynamic Shares wishes to dissent, a written notice of dissent must be received by Dynamic at least two days before the date of the Meeting. As a result of giving a notice of dissent, a holder of Dynamic Shares may, if the Arrangement becomes effective, require 0730008 B.C. Ltd. (“AcquisitionCo.”) to purchase all of such holder’s Dynamic Shares. Failure to strictly comply with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent.

The record date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is August 26, 2005. Only Securityholders whose names have been entered in the registers of Dynamic on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy (the blue form of proxy in the case of a holder of Dynamic Shares and the green form of proxy in the case of a holder of Dynamic Options) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by CIBC Mellon Trust Company, at Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia,

2

V6E 3X1, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Richmond, in the Province of British Columbia, this 26th day of August, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
DYNAMIC OIL & GAS, INC.

(signed) “Wayne J. Babcock”
Wayne J. Babcock,
President and Chief Executive Officer
Dynamic Oil & Gas, Inc.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Dynamic for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of August 26, 2005 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Dynamic and Shellbridge. Securityholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. These forward-looking statements include statements with respect to: production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the stock exchange listing of securities issued under the Arrangement. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Dynamic believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas, general economic conditions, industry conditions, imprecision of reserve estimates, environmental risks, industry competition, market volatility, ability to access sufficient capital from internal and external sources, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth in the documents incorporated by reference under “Information Respecting Dynamic” and under Appendix E, “Information Concerning Shellbridge - Risk Factors”, identifies additional factors that could affect the operating results and performance of Shellbridge and Dynamic. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and, except as required under applicable securities laws, Dynamic undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

In particular, this Information Circular contains forward-looking statements pertaining to, among other things, the following:

  crude oil and natural gas production levels;

  the size and nature of the crude oil and natural gas reserves in which Dynamic holds and Shellbridge will hold, working interests and/or royalty interests;
  projections of market prices, production costs, development capital and capital expenditure programs;
  future currency exchange rates;
  supply and demand for crude oil and natural gas;
  expectations regarding the ability of Shellbridge to raise capital and successfully execute its business plan;
  treatment under applicable tax laws and other governmental regulatory regimes; and
  the timing and successful completion of the Arrangement and the anticipated benefits to be realized from the Arrangement.

Additionally, the actual results could differ materially from those in these forward-looking statements as a result of risk factors set forth below and elsewhere in this Information Circular:

  volatility in market prices for crude oil and natural gas;
  liabilities inherent in crude oil and natural gas operations;
  uncertainties associated with estimating reserves volumes and values;
  competition for, among other things, capital, acquisitions of reserves and skilled personnel;
  incorrect assessments of the value of acquisitions;
  geological, technical, drilling and processing problems;
  fluctuations in foreign exchange and interest rates and stock market volatility;
  changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry;
  failure to realize the anticipated benefits of the Arrangement; and
  the other factors listed under Appendix E – Information Concerning Shellbridge – Risk Factors.

Information for United States Shareholders

The Shellbridge Shares to be issued under the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and are being issued to Shareholders in the United States in reliance on the exemption from registration set forth in Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements of Shellbridge and the audited historical financial statements of Dynamic included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Dynamic and Shellbridge contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Specifically, information concerning the operations of Dynamic and Shellbridge contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the United States Securities and Exchange Commission (the “SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates in this Information

Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic oil and natural gas companies subject to SEC reporting and disclosure requirements.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Dynamic and Shellbridge are organized under the laws of British Columbia and Alberta, respectively, that their officers and the directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Dynamic and Shellbridge and such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Exchange Rate Information

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	6 months		Year ended December 31,
	ended June 30,
	2005	2004	2003	2002	2001	2000
Rate at end of period	$0.8141	$0.8310	$0.7738	$0.6329	$0.6279	$0.6669
Average rate during period	0.8093	0.7719	0.7205	0.6368	0.6444	0.6725
High	0.8346	0.8493	0.7738	0.6612	0.6697	0.6969
Low	0.7872	0.7158	0.6350	0.6209	0.6241	0.6410

The noon buying rate on August 25, 2005 was CDN$1.00 = U.S.$0.8409.

The Shellbridge Shares have not been and will not be registered under the 1933 Act or listed for trading on any United States stock exchange at the closing of the Plan of Arrangement.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

“ABCA” means the Business Corporations Act (Alberta), RSA 2000 c. B-9, as amended, including the regulations promulgated thereunder;

“AcquisitionCo” means 0730008 B.C. Ltd., a corporation incorporated under the BCBCA and wholly-owned by the Trust;

“AcquisitionCo Note” means the demand interest-free promissory note of AcquisitionCo, having a principal amount equal to the Shellbridge Principal Amount and issued in favour of the Dynamic Shareholders in accordance with the Plan of Arrangement;

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“Applicable Laws” means applicable corporate and securities laws, regulations and rules, all policies thereunder (including Rule 61-501 of the Ontario Securities Commission and the rules of the United States Securities and Exchange Commission) and rules of applicable stock exchanges, including the TSX and NASDAQ;

“Arrangement” means the proposed arrangement, under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan;

“Arrangement Agreement” means the arrangement agreement dated as of July 20, 2005, among Dynamic, the Trust, Shellbridge and AcquisitionCo pursuant to which Dynamic, the Trust, Shellbridge and AcquisitionCo have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

“Arrangement Filings” means the records and information provided to the Registrar under Section 292(a) of the BCBCA that the Registrar requires and the records filed under Section 292(a) of the BCBCA that the Registrar requires to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

“Arrangement Resolution” means the special resolution in respect of the Arrangement and other related matters in substantially the form attached as Appendix A to this Information Circular to be voted upon by Securityholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended, including the regulations promulgated thereunder;

“board of directors” means, unless the context otherwise requires, the board of directors of Dynamic;

“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, in the City of Vancouver, in the Province of British Columbia, and the City of Toronto, in the Province of Ontario, for the transaction of banking business;

“Cash Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

“Closing” means the completion of the Arrangement;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Court” means the Supreme Court of British Columbia;

“Depositary” means CIBC Mellon Trust Company;

“Dissent Procedures” has the meaning set out in Section 4.1 of the Plan of Arrangement;

“Dissenting Shareholder” means a registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

“Dynamic” means Dynamic Oil & Gas, Inc. a corporation incorporated under the laws of British Columbia;

“Dynamic GP” means a corporation to be incorporated under the ABCA, which will be a wholly-owned subsidiary of Dynamic and will be a general partner of the Partnership;

“Dynamic Options” means, collectively, all outstanding options, whether or not vested, entitling the holders to acquire Dynamic Shares;

“Dynamic Reserve Report” means the report of Sproule dated May 18, 2005, and effective as of April 30, 2005, evaluating certain of Dynamic’s oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves;

“Dynamic Shares” means common shares in the capital of Dynamic;

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Plan of Arrangement;

“Exploration Assets” means the assets owned by Dynamic to be sold to Shellbridge pursuant to the Exploration Conveyance Agreement, which assets include, without limitation, certain oil and natural gas properties and related assets, $1,225,000 in cash, certain receivables and office furnishings;

“Exploration Conveyance Agreement” means the oil and gas asset purchase agreement dated July 20, 2005 between Dynamic and Shellbridge effecting the sale by Dynamic to Shellbridge of the Exploration Assets;

“Fairness Opinion” means the opinion of Peters & Co. Limited dated July 21, 2005, a copy of which is attached as Appendix D to this Information Circular;

“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder, as amended;

“Information Circular” means this information circular together with all appendices hereto delivered by Dynamic in connection with the Meeting;

“Interim Order” means the order of the Court dated August 26, 2005 under Section 291 of the BCBCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, a copy of which order is attached as Appendix B to this Information Circular;

“Letter of Transmittal” means the Letter of Transmittal in the form accompanying this Information Circular or a manually executed copy thereof which, when properly completed and returned with a certificate for Dynamic Shares and all other required documents, will enable the holder to exchange such certificate for the Cash Consideration and a certificate representing Shellbridge Shares;

“Meeting” means the special meeting of Securityholders to be held on September 27, 2005 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution and the other matters set forth in the Notice of Meeting;

“NASDAQ” means the NASDAQ Small Cap Market;

“NI 51-101” means National Instrument 51-101 – “Standards of Disclosure for Oil and Gas Activities”;

“Non-Exploration Assets” means the assets owned by Dynamic to be sold to the Partnership pursuant to the Partnership Conveyance Agreement, which assets include all petroleum and natural gas rights and interests, tangible interests and miscellaneous interests other than the Exploration Assets;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Information Circular;

“Optionholders” means the holders from time to time of Dynamic Options;

“Partnership” means a general partnership to be formed under the laws of Alberta, having Dynamic and Dynamic GP as its partners;

“Partnership Conveyance Agreement” means the oil and gas asset purchase agreement to be entered into between the Partnership, Dynamic and Dynamic GP effecting the sale by Dynamic to the Partnership of the Non-Exploration Assets;

“Person” means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“Properties” means Canadian resources properties as defined in the Tax Act;

“Record Date” means the close of business on August 26, 2005;

“Registrar” means the Registrar of Companies duly appointed under the BCBCA;

“Regulation S” means Regulation S under the 1933 Act;

“Securityholders” means, collectively, Shareholders and Optionholders;

“Shareholders” means the holders of Dynamic Shares;

“Shellbridge” means Shellbridge Oil & Gas, Inc., a body corporate incorporated under the laws of the Province of Alberta, as a wholly-owned subsidiary of Dynamic;

“Shellbridge Initial Private Placement” means the proposed sale by way of private placement of up to 3,333,333 Shellbridge Shares, of which up to 1,666,667 Shellbridge Shares are to be sold on a flow-through basis, conditional on the completion of the Arrangement, as more particularly described under the heading “Other Matter Considered in the Arrangement Resolution – Approval of the Shellbridge Initial Private Placement”;

“Shellbridge Note” means the demand interest-free promissory note to be issued by Shellbridge in favour of Dynamic, having a principal amount equal to the Shellbridge Principal Amount;

“Shellbridge Principal Amount” means $30,925,000;

“Shellbridge Reserve Report” means the report of Sproule dated May 18, 2005, and effective as of April 30, 2005, evaluating Shellbridge’s proposed oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves;

“Shellbridge Shares” means common shares in the capital of Shellbridge;

“Shellbridge Stock Option Plan” means the stock option plan of Shellbridge to be voted upon at the Meeting, a copy of which is attached as Appendix F to this Information Circular;

“Sproule” means Sproule Associates Limited, independent petroleum engineering consultants;

“Subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“Trust” or “Sequoia” means Sequoia Oil & Gas Trust, an open ended unincorporated investment trust organized under the laws of Alberta;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

“1933 Act” means the United States Securities Act of 1933, as amended; and

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

Conventions

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada (“GAAP”).

Discussion and analysis of operating and financial results for Dynamic and/or Shellbridge may include reference to netbacks and netbacks per Boe (as defined herein). As indicators of such entity’s financial performance, these measures are not an alternative to, or more relevant than, measurements determined in accordance with GAAP. Netbacks and netbacks per Boe are supplementary, non-GAAP measurements only and may not be comparable to similar measures reported by other entities.

Abbreviations

	Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Bbls/d	barrels per day	MMBTU	million British Thermal Units
Stb	stock tank barrel	Bcf	billion cubic feet
Mstb	thousand stock tank barrels	GJ	gigajoule

Other

AECO	Alberta Energy Company’s natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
° API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
Boe/d	barrel of oil equivalent per day
m3	cubic metres
MBoe	thousand barrels of oil equivalent
MMBoe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms”. In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia on Tuesday, September 27, 2005 at 9:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) for Shareholders and Optionholders to consider and vote upon the Arrangement, including the Shellbridge Initial Private Placement; and (ii) for Shareholders to approve the Shellbridge Stock Option Plan. See “The Arrangement”, “Other Matter Considered in the Arrangement Resolution” and “Other Matter to be Brought Before the Meeting”.

The Arrangement

The Arrangement will result in Shareholders, through a series of transactions, exchanging each of their Dynamic Shares held on the Effective Date and acquiring in respect of each Dynamic Share held: (a) $1.71 in cash; and (b) one Shellbridge Share.

The purpose of the Arrangement is two-fold. At the time the Arrangement becomes effective, Dynamic’s assets located in British Columbia and Saskatchewan will be transferred to Shellbridge. Through Shellbridge, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on production and reserves growth through a portfolio approach of developing a number of opportunities with a balance of risk profiles and commodity exposure. Certain of the existing directors and management of Dynamic will continue as the directors and management of Shellbridge. Upon completion of the Arrangement, Dynamic will become an indirect wholly-owned subsidiary of the Trust and the balance of Dynamic’s assets, being all of its existing developed reserves in Alberta, will be owned indirectly by the Trust.

The Arrangement involves a number of steps, including the following, which will be deemed to occur in the sequence set out below:

1.

Immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time.

2.	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided:

(a)

each Dynamic Option (including Dynamic Options subject to accelerated vesting as described above) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and the rights of the holders of such Dynamic Options to subscribe for and acquire Dynamic Shares pursuant to such Dynamic Options shall be extinguished and the registers of Dynamic Options and holders thereof shall be amended to reflect the termination and cancellation of such Dynamic Options and that the holders thereof are no longer the holders thereof;

(b)

Dynamic Shares held by Dissenting Shareholders as of the Effective Time shall be deemed to have been transferred to AcquisitionCo and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Dynamic Shares, and the names of such Dissenting Shareholders shall be removed from the register of holders of Dynamic Shares;

(c)

the Exploration Conveyance Agreement shall become effective, Dynamic shall transfer the Exploration Assets to Shellbridge and Shellbridge shall issue and deliver the Shellbridge Note to Dynamic and assume the liabilities to be assumed by it pursuant to the Exploration Conveyance Agreement;

(d)

each Dynamic Share issued and outstanding at the Effective Time (including Dynamic Shares issued pursuant to the exercise of any Dynamic Option, duly exercised prior to the Effective Time in accordance with the provisions of the applicable Dynamic stock option plan and the Dynamic option agreement evidencing any such Dynamic Option), other than any Dynamic Share held by a Dissenting Shareholder, will be and be deemed to be transferred by the holder thereof to AcquisitionCo in exchange for:

	(i)	a cash payment of $1.71 (the “Cash Consideration”) from AcquisitionCo; and

(ii)

a beneficial interest in the AcquisitionCo Note equal to a principal amount of such AcquisitionCo Note equal to the Shellbridge Principal Amount divided by the number of Dynamic Shares that are issued and outstanding at the Effective Date (including Dynamic Shares held by Dissenting Shareholders and Dynamic Shares issuable pursuant to the exercise of Dynamic Options prior to the Effective Time);

(e)

each beneficial interest in the AcquisitionCo Note will be and be deemed to be assigned and transferred by the former holder of Dynamic Shares to Shellbridge and the former holder of Dynamic Shares will be deemed to have subscribed for a number of Shellbridge Shares equal to the number of Dynamic Shares formerly held by such former holder of Dynamic Shares as at the Effective Time which shall be issued by Shellbridge to the former holder of the Dynamic Shares in consideration of the subscription price in the form of the beneficial interest in the AcquisitionCo Note assigned and transferred by such former holder; and

(f)	the Shellbridge Note shall be assigned and transferred by Dynamic to Shellbridge in exchange for the AcquisitionCo Note held by Shellbridge.

Following these exchanges, Shareholders will own all of the issued and outstanding Shellbridge Shares and the Trust will own, through AcquisitionCo., all of the issued and outstanding Dynamic Shares. Assuming there are no Dissenting Shareholders and that all in-the-money Dynamic Options are exercised prior to the Effective Time, upon the completion of the Arrangement and the Shellbridge Initial Private Placement, an aggregate of approximately 29,100,000 Shellbridge Shares will be issued and outstanding. See “The Arrangement - Effect of the Arrangement” and Appendix E, “Information Concerning Shellbridge - Capitalization”.

Background to and Reasons for the Arrangement

Dynamic undertakes an annual strategic review of its assets, internal and external opportunities for growth and profitability. Following the December 31, 2004 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Dynamic’s current business plan or selling a portion or all its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on May 5, 2005, the directors formed a special committee of independent members of the board (the “Special Committee”) consisting of Messrs. Thompson, Rubenstein, Lagadin and Greig. The Special Committee met to review and consider a potential proposal from the Trust as well as an alternative transaction which initially consisted of an offer to purchase certain properties of Dynamic but was amended to an offer to purchase Dynamic as a whole for cash. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. The Special Committee initially sought the advice of Orion Securities Inc. who was engaged as financial advisor and subsequently retained Peters & Company Limited to prepare a fairness opinion in respect of the transaction.

The Special Committee met a total of six times to discuss the proposed transaction with the Trust and the alternative transaction and issues related thereto. The Special Committee ultimately determined that the transaction with the Trust was likely to deliver significantly more value to Shareholders than the alternative transaction.

At meetings of the Special Committee and the board of directors held on July 11, 2005, the revised terms of the proposal from the Trust were considered and discussed. Peters & Co. Limited provided its verbal opinion to the Special Committee that the consideration to be received pursuant to the proposed transaction is fair, from a financial point of view, to the Shareholders. Based in part, on advice from Peters & Co. Limited, the Special Committee unanimously recommended to the board of directors that Dynamic proceed with the proposed transaction.

After consideration of various alternatives, management recommended to the board of directors that Dynamic enter into an arrangement agreement with the Trust that would result in Shareholders receiving cash consideration from the Trust. In addition, for each Dynamic Share transferred under the proposed arrangement, Shareholders would also receive one share in a new exploration focused company, which would retain all of Dynamic’s undeveloped land, exploratory prospects and production in British Columbia and Saskatchewan.

In its decision to recommend that the transaction be accepted by Shareholders, the board of directors reached the following conclusions:

  Shareholders were receiving fair value for the assets being sold to the Trust.
  The cash payment received from the Trust represents 70% of the total consideration received by Shareholders under the Arrangement.
  Growth from heavy crude oil development opportunities at Mantario East, Saskatchewan and the natural gas exploration opportunities associated with a large undeveloped land base at Orion and Cypress, British Columbia would be available to Shareholders through the new company (Shellbridge) to which such assets would be transferred under the Arrangement.
  Initially, Shellbridge will be debt free and have an estimated surplus working capital of $1,225,000, prior to completion of the Shellbridge Initial Private Placement.
  Access to equity in Shellbridge, if required in the future, was considered to be available on terms at least as attractive as would be available to Dynamic.

In summary, the board of directors concluded that all existing Dynamic assets would be transferred to entities such that the value of Dynamic’s assets would be maximized, growth potential would be realized and liquidity would be available. The board of directors determined that the Arrangement would result in equal or greater absolute return to Shareholders, and would provide the potential for Shareholders to obtain an increased return on the individual securities to be acquired under the Arrangement.

Based on its analysis of these factors, the board of directors, on the recommendation of the Special Committee, management and its financial advisors, agreed to enter into the Arrangement Agreement.

See “The Arrangement - Background to and Reasons for the Arrangement”.

Approval of the Shellbridge Initial Private Placement

By approving the Arrangement Resolution, Securityholders will be approving the Shellbridge Initial Private Placement of up to 3,333,333 Shellbridge Shares, of which up to 1,666,667 Shellbridge Shares are to be sold on a flow-through basis. The purpose of the Shellbridge Initial Private Placement is to provide additional capital to Shellbridge for use in its exploration and development program.

The 3,333,333 Shellbridge Shares issuable pursuant to the Shellbridge Initial Private Placement will be issued at a price equal to Shellbridge net asset value (“Shellbridge NAV”) per Dynamic Share, being $1.20 per share. The Shellbridge NAV per Dynamic Share has been determined based upon: (a) the Shellbridge Reserve Report to value the crude oil and natural gas interests forming part of the Exploration Assets being transferred to Shellbridge as part of the Arrangement; and (b) the fair value of undeveloped land associated with non-producing areas transferred to Shellbridge as part of the Arrangement and the value of cash estimated to be in Shellbridge at the Effective Date.

The following is an estimate of the number of shares proposed to be subscribed for by officers, directors, employees of Shellbridge and others under the Shellbridge Initial Private Placement, however, actual numbers may vary from those set out below:

Officers who are not directors	166,666 shares
Officers who are also directors	333,333 shares
Independent directors	208,334 shares
Employees	125,000 shares
Other	2,500,000 shares

The Shellbridge Shares issued pursuant to the Shellbridge Initial Private Placement may be issued at a significant discount to the market price, taking into account the maximum allowable discount by TSX, of the Shellbridge Shares once they trade on TSX. See “Other Matter Considered in the Arrangement Resolution – Approval of the Shellbridge Initial Private Placement”.

Approval of Securityholders Required

Pursuant to the Interim Order, the vote required to pass the Arrangement Resolution, which includes approval of the Shellbridge Initial Private Placement, shall be not less than three-quarters of the votes cast by Securityholders, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders, after excluding: (i) the votes cast by directors and officers of Dynamic receiving Shellbridge Shares under the Shellbridge Initial Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501; and (ii) the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61 501. Only Shareholders are entitled to vote to approve the Shellbridge Stock Option Plan Resolution. Such resolution must be approved by a simple majority of the votes cast at the Meeting by Shareholders voting in person or by proxy. See “General Proxy Matters - Procedure and Votes Required”.

Fairness Opinion

The Special Committee retained Peters & Co. Limited to address the fairness, from a financial point of view, of the consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, Peters & Co. Limited has prepared the Fairness Opinion. The Fairness Opinion states that, in Peters & Co. Limited’s opinion, as of July 21, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement - Fairness Opinion” and Appendix D, “Fairness Opinion of Peters & Co. Limited”.

Recommendation of the Board of Directors

The board of directors of Dynamic, after consultation with its advisors and considering the Fairness Opinion, has unanimously determined that the Arrangement is fair to the Shareholders and in the best interests of Dynamic and the Shareholders, and recommends that Shareholders vote in favour of the Arrangement Resolution.

Voting Agreements

The directors and officers of Dynamic who hold an aggregate of 2,078,275 Dynamic Shares and Dynamic Options to acquire 1,431,550 Dynamic Shares as of August 22, 2005, representing approximately 13.3% of the outstanding Dynamic Shares and Dynamic Options as of such date, have signed letter agreements pursuant to which they have agreed to vote all of the Dynamic Shares and Dynamic Options beneficially owned by them in favour of the Arrangement Resolution and all other matters relating thereto to be considered at the Meeting. It is anticipated that such holders will vote all of the Dynamic Shares and Dynamic Options held by them in favour of the Arrangement Resolution. See “The Arrangement – Interests of Certain Persons in the Arrangement”.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See “The Arrangement - Procedure for the Arrangement Becoming Effective”. An application for the Final Order approving the Arrangement is expected to be made at 9:45 a.m. on September 29, 2005 at 800 Smithe Street, Vancouver, British Columbia. On the application, the Court will consider the fairness of the Arrangement.

Shellbridge

Shellbridge is a corporation incorporated pursuant to the ABCA. The head and principal office of Shellbridge is located at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

Shellbridge is the corporate vehicle through which Shareholders will be able to continue to participate in a junior oil and gas exploration and development company. The Exploration Assets, which include all of Dynamic’s assets located in British Columbia and Saskatchewan, will be transferred, directly or indirectly, to Shellbridge coincident with the completion of the Arrangement. Shellbridge will engage certain employees of Dynamic as part of the Exploration Assets.

Certain directors and officers of Dynamic will be the directors and officers of Shellbridge following completion of the Arrangement. Following the completion of the Arrangement, all of the Shellbridge Shares will be owned by Shareholders.

See “Information Respecting Shellbridge” and Appendix E, “Information Concerning Shellbridge”.

Dynamic Options

It is a condition to the completion of the Arrangement that all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated. Pursuant to the Plan of Arrangement, immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time. Each Dynamic Option (including Dynamic Options subject to accelerated vesting) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and shall cease to represent the right to acquire Dynamic Shares.

Stock Exchange Listings

Shellbridge has made application to list the Shellbridge Shares issuable under the Arrangement on the TSX. Listing will be subject to Shellbridge fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Conditional listing from the TSX or the TSX Venture Exchange is a condition to the completion of the Arrangement. Conditional listing approval has not yet been obtained and there can be no assurance that the Shellbridge Shares will be listed on the TSX or the TSX Venture Exchange. The Shellbridge Shares will not be listed on any stock exchange or traded in the over-the-counter market in the United States as of the Effective Date.

After the Effective Date, Shellbridge may apply to have the Shellbridge Shares listed for trading on a national securities exchange or on the over-the-counter market in the United States. However, before the Shellbridge Shares can be listed for trading on any national securities exchange or traded on the over-the-counter market in the United States, Shellbridge must first register the Shellbridge Shares under the 1934 Act with the SEC. Such registration will be required to be accomplished within 120 days of the close of Shellbridge’s current fiscal year (December 31, 2005). Shellbridge plans to accomplish such registration within the prescribed period. See “The Arrangement - Stock Exchange Listings”.

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder realizing a capital gain (or capital loss) equal to the amount by which the cash and fair market value of the beneficial interest in the AcquisitionCo Note received pursuant to the Arrangement exceeds (or is less than) the aggregate of such Shareholder’s adjusted cost base of the Dynamic Shares and any reasonable costs of disposition.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

A Shareholder who is a United States Person (as defined in “United States Federal Income Tax Considerations”) will as a general matter recognize gain or loss as a result of the transactions comprising the Arrangement that is equal to the amount by which the fair market value (in United States dollars when the transactions occur) of the Cash Consideration and the fair market value at that time of the Shellbridge Shares that are received on completion of the Arrangement is more or is less than such Shareholder’s adjusted basis for United States federal income tax purposes in the Dynamic Shares that are surrendered. Any such gain or loss will be a capital gain or loss if the Dynamic Shares are held as a capital asset when the Arrangement occurs, and in that event will be a long-term capital gain or capital loss if such Dynamic Shares have been held for more than one year when the Arrangement occurs.

This Information Circular contains a summary of certain material United States federal income tax considerations relevant to United States Persons and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of receiving and owning Shellbridge Shares after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding Shellbridge Shares.

Right of Dissent

Pursuant to the terms of the Interim Order and Plan of Arrangement, registered Shareholders have the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid by AcquisitionCo the fair value of the Dynamic Shares in respect of which such Shareholder exercises dissent rights. Any Shareholder who wishes to dissent must arrange for a written notice of dissent to be received by Dynamic not later than 5:00 p.m. (Vancouver time) on the last business day preceding the date of the Meeting. See “The Arrangement – Right of Dissent”.

Selected Financial and Operational Information for Shellbridge

The following is a summary of selected financial and operational information for the crude oil and natural gas assets to be owned by Shellbridge following the completion of the Arrangement, for the periods indicated. The following information should be read in conjunction with the audited comparative schedule of revenue and operating expenses for the Exploration Assets for each of the years ended December 31, 2004 and 2003 and for the nine months ended December 31, 2002 and the unaudited comparative schedule of revenue and operating expenses for the Exploration Assets for the six months ended June 30, 2005 and 2004. See Appendix E, “Information Concerning Shellbridge”.

	Six months ended	Year ended	Year ended	Period ended
	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002

Production revenue	$4,292,968	$7,641,989	$1,523,865	$16,253
Royalties	(1,389,554)	(2,367,809)	(461,446)	(662)
Production costs	(1,290,036)	(2,593,506)	(422,969)	(7,090)
Provincial royalty credits	172,136	272,069	121,914	-
	1,785,514	2,952,743	761,364	8,501

The following table sets forth certain historical information in respect to production, product prices received and royalties and operating expenses incurred in respect of the Exploration Assets for each of the last four calendar quarters. See Appendix E, “Information Concerning Shellbridge”.

			Three Months	Three Months
	Three Months	Three Months	Ended	Ended
	Ended	Ended	December 31,	September 30,
	June 30, 2005	March 31, 2005	2004	2004

Average Daily Volumes
Heavy crude oil (Bbls/d)	821	690	61	-
Natural gas (Mcf/d)	630	952	2,969	3,432
Total Boe (6:1)	926	849	556	572

Average Net Product Prices Received
Heavy crude oil ($/Bbls)	29.84	24.36	21.07	-
Natural gas ($/Mcf)	7.33	6.99	6.52	6.48
Total ($/Boe) (6:1)	30.79	27.65	32.33	38.84

Average Royalties Paid(1)
Heavy crude oil ($/Bbls)	7.99	6.48	4.79	-
Natural gas ($/Mcf)	2.87	1.92	2.48	1.73
Total ($/Boe) (6:1)	9.04	7.42	11.18	10.88

Average Production Costs(1)(2)
Heavy crude oil ($/Bbls)	8.94	5.06	3.21	-
Natural gas ($/Mcf)	2.67	1.79	4.19	2.04
Total ($/Boe)(6:1)	9.75	6.12	17.07	12.77

Average Netback Received
Heavy crude oil ($/Bbls)	12.91	12.82	13.07	-
Natural gas ($/Mcf)	1.79	3.28	(0.15)	2.71
Total ($/Boe)(6:1)	12.00	14.11	4.08	15.19

Notes:

(1)	Average royalties paid, net of provincial royalty credits, and average production costs allocated to the individual products based on their proportionate production volumes.

(2)	Production Costs include all costs relating to lifting, gathering, transporting and processing.

Risk Factors

An investment in Shellbridge should be considered highly speculative due to the nature of Shellbridge’s business and the present stage of its development. For a discussion of risk factors associated with Shellbridge and the ownership of Shellbridge Shares, see Appendix E, “Information Concerning Shellbridge – Risk Factors”. A prospective investor should consider carefully such risk factors. An investment in securities of Shellbridge should only be made by persons who can afford a significant or total loss of their investment.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Dynamic undertakes an annual strategic review of its assets, internal and external opportunities for growth and profitability. Following the December 31, 2004 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Dynamic’s current business plan or selling a portion or all of its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on May 5, 2005, the directors formed a special committee of independent members of the board (the “Special Committee”) consisting of Messrs. Thompson, Rubenstein, Lagadin and Greig. The Special Committee met to review and consider a potential proposal from the Trust as well as an alternative transaction which initially consisted of an offer to purchase certain properties of Dynamic but was amended to an offer to purchase Dynamic as a whole for cash. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. The Special Committee initially sought the advice of Orion Securities Inc. who was engaged as financial advisor and subsequently retained Peters & Company Limited to prepare a fairness opinion in respect of the transaction.

The Special Committee met a total of six times to discuss the proposed transaction with the Trust and the alternative transaction and issues related thereto. The Special Committee ultimately determined that the transaction with the Trust was likely to deliver significantly more value to Shareholders than the alternative transaction.

At meetings of the Special Committee and the board of directors held on July 11, 2005, the revised terms of the proposal from the Trust were considered and discussed. Peters & Co. Limited provided its verbal opinion to the Special Committee that the consideration to be received pursuant to the proposed transaction is fair, from a financial point of view, to the Shareholders. Based in part, on advice from Peters & Co. Limited, the Special Committee unanimously recommended to the board of directors that Dynamic proceed with the proposed transaction.

After consideration of various alternatives, management recommended to the board of directors that Dynamic enter into an arrangement agreement with the Trust that would result in Shareholders receiving cash consideration from the Trust. In addition, for each Dynamic Share transferred under the proposed arrangement, Shareholders would also receive one share in a new gas weighted exploration focused company, which would retain all of Dynamic’s undeveloped land, exploratory prospects and production in British Columbia and Saskatchewan.

In its decision to recommend that the transaction be accepted by Shareholders, the board of directors reached the following conclusions:

  Shareholders were receiving fair value for the assets being sold to the Trust.
  The cash payment received from the Trust represents 70% of the total consideration received by Shareholders under the Arrangement.
  Growth from heavy crude oil development opportunities at Mantario East, Saskatchewan and the natural gas exploration opportunities associated with a large undeveloped land base at Orion and Cypress, British Columbia would be available to Shareholders through the new company (Shellbridge) to which such assets would be transferred under the Arrangement.
  Initially, Shellbridge will be debt free and have an estimated surplus working capital of $1,225,000, prior to completion of the Shellbridge Initial Private Placement.
  Access to equity in Shellbridge, if required in the future, was considered to be available on terms at least as attractive as would be available to Dynamic.

In summary, the board of directors concluded that all existing Dynamic assets would be transferred to entities such that the value of Dynamic’s assets would be maximized, growth potential would be realized and liquidity would be available. The board of directors determined that the Arrangement would result in equal or greater absolute return to Shareholders, and would provide the potential for Shareholders to obtain an increased return on the individual securities (Shellbridge Shares) to be acquired under the Arrangement.

Based on its analysis of these factors, the board of directors, on the recommendation of the Special Committee; management and its financial advisors, agreed to enter into the Arrangement Agreement.

Effect of the Arrangement

The Arrangement will result in Shareholders, through a series of transactions, exchanging each of their Dynamic Shares held on the Effective Date and acquiring in respect of each Dynamic Share held: (a) $1.71 in cash; and (b) one Shellbridge Share.

As at August 22, 2005, 24,770,528 Dynamic Shares were issued and outstanding and 1,696,750 Dynamic Options to purchase 1,696,750 Dynamic Shares were outstanding. Under the Arrangement Agreement, the obligations of the parties to effect the Arrangement are subject to the condition that all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated. Pursuant to the Plan of Arrangement, immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time. Each Dynamic Option (including Dynamic Options subject to accelerated vesting) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and shall cease to represent the right to acquire Dynamic Shares.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Dynamic Shares for cash and Shellbridge Shares and all of the Dynamic Shares will be indirectly owned by the Trust. For details regarding the Shellbridge Shares, see Appendix E, “Information Concerning Shellbridge”.

Following these exchanges, Shareholders will own all of the issued and outstanding Shellbridge Shares and the Trust will own, through AcquisitionCo, all of the issued and outstanding Dynamic Shares. Assuming that there are no Dissenting Shareholders and that all in-the-money Dynamic Options are exercised prior to the Effective Time, upon the completion of the Arrangement and the Shellbridge Initial Private Placement, an aggregate of approximately 29,100,000 Shellbridge Shares will be issued and outstanding. See “The Arrangement - Effect of the Arrangement”, Appendix E, “Information Concerning Shellbridge – Shellbridge – Capitalization”.

As a result of a Shareholder’s Dynamic Shares being exchanged for cash and Shellbridge Shares pursuant to the Arrangement, the nature of a Shareholder’s investment will change. See Appendix E, “Information Concerning Shellbridge” and Appendix G, “Information Concerning Dynamic”.

Certain of the existing directors and management of Dynamic will be the directors and management of Shellbridge following completion of the Arrangement. Shellbridge intends to pursue a substantially similar growth strategy to that previously employed in Dynamic. Through their ownership of Shellbridge Shares, Shareholders will be able to continue to participate in a junior crude oil and natural gas exploration and development company focused on high levels of growth.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Dynamic, Shellbridge, AcquisitionCo and the Trust have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to Division 5 of Part 9 of the BCBCA. The Arrangement will become effective on the date of filing of the Arrangement Filings, including the Final Order, in the form prescribed by the BCBCA with the Registrar. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

1.

Immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time.

2.	Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided:

(a)

each Dynamic Option (including Dynamic Options subject to accelerated vesting as described above) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and the rights of the holders of such Dynamic Options to subscribe for and acquire Dynamic Shares pursuant to such Dynamic Options shall be extinguished and the registers of Dynamic Options and holders thereof shall be amended to reflect the termination and cancellation of such Dynamic Options and that the holders thereof are no longer the holders thereof;

(b)

Dynamic Shares held by Dissenting Shareholders as of the Effective Time shall be deemed to have been transferred to AcquisitionCo and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Dynamic Shares, and the names of such Dissenting Shareholders shall be removed from the register of holders of Dynamic Shares;

(c)

the Exploration Conveyance Agreement shall become effective, Dynamic shall transfer the Exploration Assets to Shellbridge and Shellbridge shall issue and deliver the Shellbridge Note to Dynamic and assume the liabilities to be assumed by it pursuant to the Exploration Conveyance Agreement;

(d)

each Dynamic Share issued and outstanding at the Effective Time (including Dynamic Shares issued pursuant to the exercise of any Dynamic Option, duly exercised prior to the Effective Time in accordance with the provisions of the applicable Dynamic stock option plan and the Dynamic option agreement evidencing any such Dynamic Option), other than any Dynamic Share held by a Dissenting Shareholder, will be and be deemed to be transferred by the holder thereof to AcquisitionCo in exchange for:

		(i)	a cash payment of $1.71 (the “Cash Consideration”) from AcquisitionCo; and

(ii)

a beneficial interest in the AcquisitionCo Note equal to a principal amount of such AcquisitionCo Note equal to the Shellbridge Principal Amount divided by the number of Dynamic Shares that are issued and outstanding at the Effective Date (including Dynamic Shares held by Dissenting Shareholders and Dynamic Shares issuable pursuant to the exercise of Dynamic Options prior to the Effective Time);

(e)

each beneficial interest in the AcquisitionCo Note will be and be deemed to be assigned and transferred by the former holder of Dynamic Shares to Shellbridge and the former holder of Dynamic Shares will be deemed to have subscribed for a number of Shellbridge Shares equal to the number of Dynamic Shares formerly held by such former holder of Dynamic Shares as at the Effective Time which shall be issued by Shellbridge to the former holder of the Dynamic Shares in consideration of the subscription price in the form of the beneficial interest in the AcquisitionCo Note assigned and transferred by such former holder; and

	(f)	the Shellbridge Note shall be assigned and transferred by Dynamic to Shellbridge in exchange for the AcquisitionCo Note held by Shellbridge.

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Dynamic, Shellbridge, AcquisitionCo and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Securityholders of Dynamic voting in person or by proxy at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Arrangement Filings must be filed with the Registrar in accordance with the terms of the Final Order of the Court.

Approvals

Securityholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least three-quarters of the votes cast by Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders, after excluding (i) the votes cast by directors and officers of Dynamic receiving Shellbridge Shares under the Shellbridge Initial Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501; and (ii) the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Court Approvals

Interim Order

On August 26, 2005, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meeting in the manner required by the Interim Order, Dynamic will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for September 29, 2005 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard in the Court, at 800 Smithe Street, Vancouver, British

Columbia. Any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder’s or person’s proposed submissions, to the solicitors for Dynamic: McCarthy Tétrault LLP, Barristers & Solicitors, Pacific Centre, P.O. Box 10424, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, Attention Warren B. Milman on or before 4:00 p.m. (Vancouver time) on September 28, 2005, subject to other direction of the Court. A copy of the Notice of Application for the Final Order is attached as Appendix H to this Information Circular.

Securityholders in the United States should note that the Shellbridge Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Interim Order and the Final Order that the Court’s determination that the Arrangement is fair and reasonable will form the basis for an exemption from registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof with respect to the Shellbridge Shares to be distributed pursuant to the Arrangement.

Dynamic has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Dynamic, Shellbridge, AcquisitionCo or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Dynamic, Shellbridge, AcquisitionCo and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a)

the Arrangement Resolution shall have been passed by the Securityholders as required pursuant to the Interim Order and all Applicable Laws, on or before September 29, 2005, in form and substance satisfactory to each of the Trust and Dynamic, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(b)	on or before September 30, 2005, the Final Order shall have been granted in form and substance satisfactory to the Trust and Dynamic, each acting reasonably;

(c)	the Arrangement shall have become effective on or before September 30, 2005 in accordance with the terms of the Plan of Arrangement;

(d)

there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that:

	(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement; or

	(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(e)

Dynamic and the Trust shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions satisfactory to

Dynamic and the Trust, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(f)

on or before the Effective Date, either the TSX or the TSX Venture Exchange shall have conditionally approved the listing of the Shellbridge Shares issuable under the Arrangement on terms which Shellbridge is capable of satisfying after giving effect to the Arrangement.

The Arrangement Agreement also provides for a number of conditions in favour of Dynamic and Shellbridge which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a)

the representations and warranties made by the Trust and AcquisitionCo in the Arrangement Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not, directly or indirectly, adversely affect the completion of the Arrangement in accordance with its terms and the Trust shall have provided to Dynamic an officer’s certificate certifying as to such matters on behalf of the Trust on the Effective Date;

(b)	the Trust shall have provided Dynamic with opinions of legal counsel to the Trust satisfactory to Dynamic, acting reasonably, with respect to certain matters enumerated in the Arrangement Agreement;

(c)

the Trust and AcquisitionCo shall have complied in all material respects with their covenants in the Arrangement Agreement and the Trust shall have provided to Dynamic an officer’s certificate certifying as to such compliance on behalf of the Trust and AcquisitionCo and the Trust shall have no actual knowledge to the contrary; and

(d)

no later than three (3) business days before the Effective Date, an amount equal to the Cash Consideration payable by AcquisitionCo pursuant to the Arrangement, shall have been deposited with the Depositary in accordance with the Plan of Arrangement.

Finally, the Arrangement Agreement also provides for a number of conditions in favour of the Trust and AcquisitionCo which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a)

the representations and warranties made by Dynamic in the Arrangement Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Dynamic and its subsidiaries, taken as a whole; and Dynamic shall have provided to the Trust an officer’s certificate certifying as to such matters on the Effective Date and Dynamic shall have no actual knowledge to the contrary;

(b)

Dynamic shall have provided the Trust with opinions of legal counsel satisfactory to the Trust and legal counsel to the Trust, acting reasonably, with respect to certain matters enumerated in the Arrangement Agreement;

(c)

Dynamic shall have complied in all material respects with its covenants in the Arrangement Agreement and Dynamic shall have provided to the Trust an officer’s certificate certifying as to such compliance and Dynamic shall have no actual knowledge to the contrary;

(d)

Dynamic shall have received in cash the entire gross proceeds payable upon the exercise of those Dynamic Options exercised from the date of the Arrangement Agreement until the Effective Time and Dynamic shall have provided to the Trust an officer’s certificate certifying as to such receipt;

(e)

there shall have been no material adverse change or any condition, event or development involving a prospective material adverse change in respect of Dynamic or its business (except for the Exploration Assets), except as disclosed in the Dynamic public record prior to the date of the Arrangement Agreement or except as have been previously disclosed in writing to the Trust prior to the date of the Arrangement Agreement;

(f)	the Partnership shall have been created and the Non-Exploration Assets shall have been conveyed to the Partnership pursuant to the Partnership Conveyance Agreement on or before September 1, 2005;

(g)

prior to the Effective Time, all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated, as evidenced by an officer’s certificate confirming that all Dynamic Options have been exercised, cancelled or terminated, or the Trust shall be otherwise satisfied that the Dynamic Options will no longer represent any right to acquire Dynamic Shares after giving effect to the Arrangement;

(h)	holders of not more than 5% of the issued and outstanding Dynamic Shares shall have exercised rights of dissent in relation to the Arrangement;

(i)

the board of directors of Dynamic shall have made and shall not have changed, withdrawn or modified its endorsement of the Arrangement, its determination that the Arrangement is fair and in the best interests of Dynamic and the Shareholders and its recommendation that Shareholders vote in favour of the Arrangement;

(j)

each of the members of the board of directors of Dynamic and each of the officers of Dynamic shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a release (satisfactory to the Trust, acting reasonably) in favour of Dynamic, in exchange for a release of Dynamic (satisfactory to the Trust acting reasonably) in favour of each of such directors and officers (subject, in each case, to ongoing rights of indemnity in favour of such directors and officers), and the board of directors of Dynamic shall have been reconstituted with nominees of the Trust as at the Effective Date;

(k)	the Trust shall be satisfied that there are no outstanding claims or rights or securities which could become claims or rights to Dynamic Shares;

(l)

immediately prior to the Effective Time: (i) the aggregate number of Dynamic Shares, issued and outstanding (including those which may be issued pursuant to the exercise of the then outstanding Dynamic Options) does not exceed 26,467,278; (ii) there are no other shares of Dynamic outstanding; and (iii) no person has any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Dynamic Shares; and Dynamic shall have provided to the Trust a certificate from Dynamic’s registrar and transfer agent as to the issued and outstanding Dynamic Shares, as at the Effective Date and before giving effect to the transactions contemplated pursuant to the Arrangement; and

(m)

there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of AcquisitionCo to effectively exercise full rights of ownership of the Dynamic Shares, including, without limitation, the right to vote any such shares, or the ability of the Trust to operate, use and enjoy Dynamic’s business (except for the Exploration Assets).

Upon the conditions being fulfilled or waived, Dynamic intends to file the Arrangement Filings, including a copy of the Final Order, with the Registrar under the BCBCA in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors of Dynamic, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA. See Appendix A for the text of the Arrangement Resolution.

Non-Solicitation by Dynamic

Dynamic has agreed that, during the period from the date of the Arrangement Agreement until the completion of the Arrangement or the termination of the Arrangement Agreement, whichever is earlier, except with the prior written consent of the Trust:

(a)	it shall not, and shall cause the directors, officers, employees, advisors and other representatives of Dynamic and its subsidiaries (“Representatives”) not to, directly or indirectly:

(i)

solicit, facilitate, initiate, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes or may constitute a Dynamic Acquisition Proposal (as defined below) (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Dynamic or its Shareholders from any person which constitutes, or may reasonably expect it to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Dynamic or its Shareholders of any securities of Dynamic; (B) any acquisition of a substantial amount of assets of Dynamic; (C) an amalgamation, arrangement, merger, or consolidation of Dynamic; or (D) any take-over bid, issuer bid, exchange offer, re-capitalization, liquidation, dissolution, re-organization into a royalty trust or income fund or similar transaction involving Dynamic or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to the Trust (any such inquiry or proposal in respect of any of the foregoing referred to as a “Dynamic Acquisition Proposal”). Dynamic shall immediately cease and cause to be terminated, and shall cause its subsidiaries and all Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any person conducted heretofore with respect to, or that could reasonably be expected to lead to a Dynamic Acquisition Proposal. Dynamic has agreed to promptly notify each Representative of its obligations under this provision and without limiting the foregoing, the parties have agreed that any violation of the restrictions set forth above by any subsidiary of Dynamic or any Representative, whether or not such person is purporting to act on behalf of Dynamic, shall be deemed to be a breach of this provision;

(ii)

enter into or participate in any discussions or negotiations regarding a Dynamic Acquisition Proposal or, except in the ordinary course of business, furnish any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Dynamic or of a Dynamic Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii)

waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of any rights or other benefits of Dynamic in any confidential information agreement, including, without limitation, any “standstill provision” thereunder;

provided that the foregoing shall not prevent the board of directors of Dynamic from responding as required by law to any bona fide unsolicited offer or proposal in writing regarding a Dynamic Acquisition Proposal from a third party (provided that prior to providing any additional information, such third party first enters into a confidentiality agreement substantially similar to the confidentiality agreement provided to the Trust and which confidentiality agreement shall not in any way restrict disclosure to the Trust by Dynamic, including disclosure of prospective discussions and negotiations between Dynamic and such third party) or making any disclosure to its shareholders with respect thereto, if and only to the extent that such third party has demonstrated that the funds or other consideration necessary for the Dynamic Acquisition Proposal are available and Dynamic’s board of directors shall have concluded in good faith after receiving advice of its financial advisors, that such Dynamic Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially more favourable to Dynamic and the Dynamic Securityholders than the Arrangement, and after considering applicable law and written advice of its outside counsel, that any such response in connection with such Dynamic Acquisition Proposal is necessary in order for the board of directors of Dynamic to act in a manner consistent with its fiduciary duties under applicable law and after giving effect to all proposals to adjust the terms and conditions of the Arrangement Agreement and the Arrangement which may be offered by the Trust during the 48 hours notice period set forth below. Dynamic shall give the Trust orally and in writing at least 48 hours advance notice of any meeting of the board of directors of Dynamic to accept, recommend, approve or implement a Dynamic Acquisition Proposal and such notice shall include the principal business terms and conditions of the Dynamic Acquisition Proposal and the general attributes of any non- cash consideration; and

(b)

it will notify the Trust immediately if any inquiries or proposals contemplated above are received by Dynamic, its subsidiaries or Representatives and the details of any such inquiries or proposals, or if any such information is requested from or any such negotiations or discussions are sought to be initiated or conducted with Dynamic, its subsidiaries or Representatives.

Trust Break Fee

Under the Arrangement Agreement, Dynamic has agreed to pay the Trust in cash (on the date of the occurrence of any event below) the amount of $2,160,000 (the “Trust Break Fee”) if:

(a)

the board of directors of Dynamic fails to recommend that Dynamic Securityholders vote in favour of the Arrangement or the board of directors of Dynamic withdraws, modifies or changes its recommendation to Dynamic Securityholders to vote in favour of the Arrangement (other than as a result of and in direct response to a material breach by the Trust of its obligations under the Arrangement Agreement that would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Arrangement Agreement or a material misrepresentation by the Trust of any of its representations or warranties contained in the Arrangement Agreement);

(b)

a bona fide Dynamic Acquisition Proposal has been announced by any third party and has not been withdrawn prior to the date of the Meeting to all or substantially all holders of Dynamic Shares, the Arrangement is not approved by the requisite majority of Dynamic Securityholders at the Meeting and such Dynamic Acquisition Proposal is implemented within 180 days of the Meeting;

(c)	a breach or non-performance by Dynamic of any of its obligations, covenants, agreements, representations and warranties in the Agreement (except where such breach is itself the result of a material breach or non-performance by the Trust of any of its obligations, representations, warranties or covenants contained in the Arrangement Agreement) which breach or non-performance makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied, and which Dynamic fails to cure within five business days after receipt of written notice thereof from the Trust (except that no cure period shall be provided for a breach by Dynamic which by its nature cannot be cured and in no event shall a cure period extend beyond Closing).

Dynamic Break Fee

Under the Arrangement Agreement, the Trust has agreed to pay to Dynamic in cash (on the date of the occurrence of any event below) the amount of $2,160,000 (the “Dynamic Break Fee”) in the event of a breach or non-performance by the Trust of any of its obligations, representations and warranties in the Arrangement Agreement, which breach or non-performance individually or in the aggregate would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by the Arrangement Agreement or a material misrepresentation by the Trust of any of its representations or warranties contained in the Arrangement Agreement, and which the Trust fails to cure within five business days after receipt of written notice thereof from Dynamic (except that no cure period shall be provided for a breach by the Trust which by its nature cannot be cured and in no event shall any cure period extend beyond closing), except where such breach is itself directly the result of a material breach or non-performance by Dynamic of any of its representations, warranties or covenants contained in the Arrangement Agreement.

Amendment and Termination of Arrangement Agreement

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties thereto without further notice to or authorization on the part of their respective shareholders, and any such amendment may, without limitation: (a) change the time for performance of any of the obligations or acts of the parties thereto; (b) waive any inaccuracies or modify any representation, term or provision contained therein or in any document delivered pursuant thereto; or (c) waive compliance with or modify any of the covenants or conditions therein contained and waive or modify performance of any of the obligations of the parties thereto; provided that any such amendment may not reduce or materially adversely affect the consideration to be received by a Dynamic Securityholder.

The Trust may terminate the Arrangement Agreement provided that it is not materially in default of any of its representations, warranties or covenants under the Arrangement Agreement upon notice to Dynamic:

(a)	if the Plan of Arrangement is amended, modified or supplemented in any manner unacceptable to the Trust, acting reasonably;

(b)	if the Interim Order is set aside or modified in a manner unacceptable to the Trust, acting reasonably, on appeal or otherwise;

(c)	if the Arrangement is not approved by Dynamic Securityholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 29, 2005;

(d)	if the Final Order has not been granted in form and substance satisfactory to the Trust, acting reasonably on or before September 29, 2005;

(e)	if the Arrangement has not become effective on or before September 30, 2005;

(f)	if the Trust Break Fee shall have become payable;

(g)	if the Dynamic Break Fee shall have become payable and been paid by the Trust;

(h)

if the Court, or any other court or a governmental authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(i)	upon any other circumstances in the Arrangement Agreement that give rise to a termination of the Arrangement Agreement by the Trust.

Dynamic may terminate the Arrangement Agreement provided that it is not materially in default of any of its representations, warranties or covenants under the Arrangement Agreement upon notice to the Trust:

(a)	if the Plan of Arrangement is amended, modified or supplemented in any manner unacceptable to Dynamic and the board of directors of Dynamic, in each case acting reasonably;

(b)	if the Interim Order is set aside or modified in a manner unacceptable to Dynamic, acting reasonably, on appeal or otherwise;

(c)	if the Arrangement is not approved by Dynamic Securityholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 29, 2005;

(d)	if the Final Order has not been granted in form and substance satisfactory to Dynamic, acting reasonably on or before September 29, 2005;

(e)	if the Arrangement has not become effective on or before September 30, 2005;

(f)	if the Trust Break Fee shall have become payable and been paid by Dynamic;

(g)	if the Dynamic Break Fee shall have become payable;

(h)

if the Court, or any other court or a governmental authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(i)	upon any other circumstances hereunder that give rise to a termination of the Arrangement Agreement by Dynamic.

Recommendation of the Board of Directors

The board of directors of Dynamic, after consultation with the Special Committee and its financial advisors and considering the Fairness Opinion, has unanimously determined that the Arrangement is fair to Shareholders and in the best interests of Dynamic and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution.

Voting Agreements

The directors and officers of Dynamic who hold an aggregate of 2,078,275 Dynamic Shares and Dynamic Options to acquire 1,431,550 Dynamic Shares as of August 22, 2005, representing approximately 13.3% of the outstanding Dynamic Shares and Dynamic Options as of such date, have signed letter agreements pursuant to which they have agreed to vote all of the Dynamic Shares and Dynamic Options beneficially owned by them in favour of the Arrangement Resolution and all other matters relating thereto to be considered at the Meeting. It is anticipated that such holders will vote all of the Dynamic Shares and Dynamic Options held by them in favour of the Arrangement Resolution. See “The Arrangement Interests of Certain Persons in the Arrangement”.

Fairness Opinion

The Special Committee received an opinion from Peters & Co. Limited stating that, in the opinion of Peters & Co. Limited, as of July 21, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

A copy of the Fairness Opinion is attached as Appendix D to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Dynamic will apply for the Final Order approving the Arrangement. If the Final Order is obtained on September 29, 2005 in form and substance satisfactory to Dynamic, Shellbridge, AcquisitionCo and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Dynamic expects the Effective Date will be on or about September 30, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar under the BCBCA of the Arrangement Filings, including a copy of the Final Order.

Dynamic’s objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on September 29, 2005.

Procedure for Exchange of Shares and Payment

General

As required by the instructions set out in the Letter of Transmittal, Shareholders must properly complete, execute and return the enclosed Letter of Transmittal, together with the certificate(s) representing their Dynamic Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Depositary at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Depositary, in order to receive cash and Shellbridge Shares for their Dynamic Shares under the Arrangement.

Shareholders whose Dynamic Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Dynamic Shares.

The use of the mail to transmit certificates representing Dynamic Shares and the Letter of Transmittal is at each Shareholder’s option and risk. Dynamic recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained.

Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution as defined and set out in the Letter of Transmittal accompanying this Circular. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by the Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Dynamic Shares deposited pursuant to the Arrangement will be determined by AcquisitionCo in its sole discretion. Depositing Dynamic Shareholders agree that such determination shall be final and binding. AcqusitionCo reserves the absolute right to reject any and all deposits which AcqusitionCo determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. AcquisitionCo reserves the absolute right to waive any defect or irregularity in the deposit of any Dynamic Shares. There shall be no duty or obligation on AcqusitionCo, the Depositary, or any other person to give notice of any defect or irregularity in any deposit of Dynamic Shares and no liability shall be incurred by any of them for failure to give such notice.

AcqusitionCo reserves the right to permit the procedure for the exchange of shares and payment pursuant to the Arrangement to be completed other than that as set out above.

Under no circumstances will interest accrue or be paid by AcqusitionCo or the Depositary to persons depositing Dynamic Shares on the consideration for Dynamic Shares deposited pursuant to the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Dynamic Shares pursuant to the Arrangement for the purpose of receiving payment from AcqusitionCo and transmitting payment from AcqusitionCo and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Dynamic Shares.

Settlement with persons who deposit Dynamic Shares will be effected by the Depositary forwarding cheques payable in Canadian funds and a certificate representing Shellbridge Shares to be issued in consideration by first class insured mail, postage prepaid.

Unless otherwise directed in the Letter of Transmittal, the cheque and certificate representing Shellbridge Shares to be issued in consideration for the Dynamic Shares will be issued in the name of the registered holder of Dynamic Shares so deposited. Unless the person who deposits Dynamic Shares instructs the Depositary to hold the cheque and share certificate for pick-up by checking the appropriate box in the Letter of Transmittal, cheques and certificates will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, cheques and certificates will be forwarded to the address of the person as shown on the applicable register of Dynamic.

Return of Shares

Should the Plan of Arrangement be not completed, any deposited Dynamic Shares will be returned to the depositing Shareholders at AcqusitionCo’s expense upon written notice to the Depositary from AcquisitionCo by returning the deposited Dynamic Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Shareholders in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by Dynamic.

Mail Services Interruption

Notwithstanding the provisions of the Information Circular, Letter of Transmittal, Arrangement Agreement or Plan of Arrangement, cheques and certificates representing Shellbridge Shares and certificates representing Dynamic Shares to be returned will not be mailed if AcqusitionCo determines that delivery thereof by mail may be delayed.

Persons entitled to cheques and certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Dynamic Shares in respect of which cheques and certificates are being issued were originally deposited upon application to the Depositary until such time as AcqusitionCo has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section “General”, cheques, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Dynamic Shares were deposited and payment for those Dynamic Shares shall be deemed to have been immediately made upon such deposit.

Cancellation of Rights

Subject to applicable escheat laws, any certificate formerly representing Dynamic Shares that is not deposited with all other documents required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right or claim of any kind or nature to receive the consideration to which a former Shareholder is entitled under the Arrangement, and for greater certainty, the right of such former Shareholder to receive cash and a certificate representing Shellbridge Shares shall be deemed to be surrendered to Dynamic, together with all dividends, distributions and cash payments thereon held for such former holder.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to Dynamic (“Counsel”), the following is, at the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who dispose of their Dynamic Shares pursuant to the Arrangement and who hold Dynamic Shares and any Shellbridge Shares acquired pursuant to the Arrangement as capital property for purposes of the Tax Act and, at all material times, deal at arm’s length with, and are not affiliated with, Dynamic, Shellbridge, the Trust or AcquisitionCo for purposes of the Tax Act. Generally, Dynamic Shares and Shellbridge Shares will be considered to be capital property of a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain Shareholders resident in Canada within the meaning of the Tax Act whose Dynamic Shares might not otherwise qualify as capital property may in certain circumstances be entitled to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have their Dynamic Shares and any other “Canadian security” (as defined in the Tax Act) deemed to be capital property.

This summary is not applicable to: (i) a Shareholder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act; or (iii) a Shareholder who is not resident in Canada that is an insurer carrying on business in Canada or elsewhere.

This summary does not address the Canadian federal income tax consequences applicable to a Shareholder who has acquired pursuant to the exercise of employee stock options Dynamic Shares on the exercise of an option received in respect of, in the course of, or by virtue of, employment with Dynamic. Such Shareholders should consult their own tax advisors having regard to their own particular circumstances.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (“Tax Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), Counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”) and representations as to certain factual matters provided to Counsel by Dynamic.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or to the holding of Dynamic Shares and any Shellbridge Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders should obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Shareholder Resident in Canada

Exchange of Dynamic Shares for Cash and Shellbridge Shares Pursuant to the Arrangement

A Shareholder will realize a capital gain (or capital loss), in respect of each Dynamic Share that is disposed of for cash and a beneficial interest in an AcquisitionCo Note pursuant to the Arrangement to the extent that the aggregate of the amount of cash and fair market value of the beneficial interest in the AcquisitionCo Note received in exchange for each such Dynamic Share exceeds (or is exceeded by), the sum of the adjusted cost base of such Dynamic Share to the Shareholder and any reasonable costs of disposition. Such capital gain or capital loss will be subject to the income tax treatment described below under “Taxation of Capital Gains and Capital Losses”. Counsel has been advised by Dynamic that it believes that the fair market value of the beneficial interest in the AcquisitionCo Note is equal to the principal amount of such note.

The assignment of the beneficial interest in the AcquisitionCo Note to Shellbridge in satisfaction of the subscription price for the Shellbridge Shares pursuant to the Arrangement will result in a disposition of the beneficial interest in the AcquisitionCo Note for proceeds of disposition equal to the fair market value of such note. Counsel has been advised by Dynamic that it believes that the fair market value of the beneficial interest in the AcquisitionCo Note is equal to the principal amount of such note.

The cost to the Shareholder of Shellbridge Shares received pursuant to the Arrangement will be equal to the fair market value of the beneficial interest in the AcquisitionCo Note assigned to Shellbridge for the Shellbridge Shares.

Taxation of Capital Gains and Capital Losses

Generally, a Shareholder will be required to include in computing income for the year in which a disposition of capital property occurs one-half of the amount of any capital gain (a “taxable capital gain”) in income and will be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) from taxable capital gains realized by the Shareholder in the year in which a disposition of capital property occurs. Any allowable capital losses in excess of such taxable capital gains of the Shareholder in the year of disposition may generally be carried back and deducted in any of the preceding three years, or carried forward in any following year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. In the case of a Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of Dynamic Shares may be reduced by the amount of dividends previously received (or deemed to be received) to the extent and under the circumstances prescribed in the Tax Act.

A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Capital gains realized by individuals or certain trusts may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Dividends Paid or Credited on Shellbridge

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Shellbridge Shares will be included in computing the Shareholder’s income and will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Shellbridge Shares by a Shareholder that is a corporation will be included in computing the corporation’s income and will normally be deductible in computing its taxable income.

A holder of Shellbridge Shares that is a “private corporation” as defined in the Tax Act or any other corporation resident of Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Shellbridge Shares to the extent that such dividends are deductible in computing such shareholder’s taxable income.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, (1) is not resident, nor deemed to be resident, in Canada, and (2) does not use or hold, and is not deemed to use or hold, the Dynamic Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).

Exchange of Dynamic Shares for Cash and Shellbridge Shares Pursuant to the Arrangement

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Dynamic Shares to AcquisitionCo under the Arrangement unless such shares constitute ‘‘taxable Canadian property’’ to the Non-Resident Shareholder. Generally, the Dynamic Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time, provided that, (1) the Dynamic Shares are listed on a prescribed stock exchange (which currently includes the TSX and NASDAQ) at that time, and (2) at no time during the 60 month period immediately preceding the disposition, the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, owned, or had an interest in or an option in respect of, 25% or more of the shares of any class or series of Dynamic. Dynamic Shares may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act.

The assignment of the beneficial interest in the AcquisitionCo Note to Shellbridge in satisfaction of the subscription for Shellbridge Shares pursuant to the Arrangement by a Non-Resident Shareholder will not be subject to tax under the Tax Act as the beneficial interest in the AcquisitionCo Note will not constitute taxable Canadian property.

The cost to the Non-Resident Shareholder of the Shellbridge Shares received pursuant to the Arrangement will be equal to the fair market value of the beneficial interest in the AcquisitionCo Note assigned to Shellbridge for the Shellbridge Shares. Counsel has been advised by Dynamic that it believes that the fair market value of the beneficial interest in the AcquisitionCo Note is equal to the principal amount of such note.

A Non-Resident Shareholder’s capital gain (or capital loss) in respect of Dynamic Shares that constitute or are deemed to constitute taxable Canadian property (and are not ‘‘treaty-protected property’’) will generally be computed in the manner described above under ‘‘Residents of Canada — Exchange of Dynamic Shares for Cash and Shellbridge Shares Pursuant to the Arrangement’’. Even if the Dynamic Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Dynamic Shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the Dynamic Shares constitute ‘‘treaty-protected property’’. Dynamic Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax convention, be exempt from tax under Part I of the Tax Act. Conversely, the amount of any capital loss resulting from the disposition of the Dynamic Shares may not be deductible against capital gains of the Non-Resident Shareholder for the purposes of the Tax Act by virtue of the provisions of such income tax convention.

A Non-Resident Shareholder will be required to file a Canadian income tax return if such Non-Resident Shareholder disposes of taxable Canadian property.

Dividends Paid or Credited on Shellbridge Shares

Dividends paid or credited, or deemed to be paid or credited, by Shellbridge to a Non-Resident Shareholder will be subject to Canadian non-resident withholding tax at a rate of 25% subject to reduction of such rate under an applicable income tax convention between Canada and the country of residence of the Non-Resident Shareholder.

Shareholders, who are resident in a jurisdiction other than Canada, should consult their own tax advisors for advice with respect to the potential income tax implications of the Arrangement, including any associated filing requirements in such jurisdictions.

Dissenting Shareholders

Under the Arrangement, a Dissenting Shareholder will transfer Dynamic Shares held by such Dissenting Shareholder and will be entitled to be paid by AcquisitionCo the fair market value of the Dynamic Shares held by such Shareholder determined as of the appropriate date. See “Rights of Dissent”. A Dissenting Shareholder will realize a capital gain (or capital loss) in respect of each Dynamic Share that is transferred to AcquisitionCo to the extent that the amount received from AcquisitionCo exceeds (or is exceeded by) the sum of the adjusted cost base of the Dynamic Shares to the Dissenting Shareholder and any reasonable cost of disposition. Such a transfer by a Shareholder resident of Canada who exercises Dissent Rights will give rise to the tax considerations described under the heading “Taxation of Capital Gains and Capital Losses” above. Interest awarded by a Court will be required to be included in the income of the Dissenting Shareholder resident in Canada for income tax purposes. A transfer of Dynamic Shares by a Non-Resident Shareholder who exercises Dissent Rights will give rise to the tax considerations described under the heading “Non-Residents of Canada”. Any interest awarded by a Court received by a Non-Resident Dissenting Shareholder will be subject to non-resident withholding tax. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right to dissent. Dissenting Shareholders should consult with their own tax advisors.

United States Federal Income Tax Considerations

To ensure compliance with United States Internal Revenue Service Circular 230, we report that the discussion of United States federal tax considerations set forth in this Information Circular was written in connection with the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding any penalty under United States federal, state or local tax laws or regulations.

In the opinion of Baker Botts, LLP, special United States tax counsel to Dynamic, the following is, at the date hereof, a fair and adequate summary of the principal United States federal income tax considerations of general application for a United States Person (as defined below) of the transactions that comprise the Arrangement and of holding Shellbridge Shares thereafter. The summary is based upon the Internal Revenue Code of 1986, as amended (the “United States Internal Revenue Code”), Treasury Regulations promulgated thereunder, published administrative interpretations of the United States Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the United States federal income tax treatment described herein will be accepted by the IRS or, if challenged, will be accepted by a court. United States Persons should consult their own advisors as to the tax consequences of the matters that are discussed herein, and as to the effect of any tax law of any State of the United States or of any political subdivision thereof.

This summary is general in nature and does not address all of the United States federal income tax considerations that may be relevant to a United States Person in light of its particular tax situation or to a United States Person who is subject to special treatment under the United States federal income tax laws (such as dealers in securities, banks, insurance companies, subchapter S corporations, tax exempt entities, employee stock ownership plans, individual retirement and other tax-deferred accounts and persons who have hedged the risk of holding Dynamic Shares or who hedge the risk of holding Shellbridge Shares, who hold Dynamic Shares or Shellbridge Shares as part of a straddle, who hold Dynamic Shares or Shellbridge Shares in a cross-border tax arbitrage transaction or other arrangement where the expected economic profit is insubstantial compared to the foreign tax credits generated, who hold or who have held five percent or more of the Dynamic Shares, the Shellbridge Shares or the trust units of Sequoia, or whose functional currency is not the United States dollar). In addition, the discussion does not consider the effect of any United States tax other than the United States federal income tax (for example, the estate or gift tax) or of any tax of any State or other political subdivision of the United States.

As used herein, a “United States Person” is a person who (i) is a citizen or resident of the United States, (ii) is a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or of any State of the United States, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who would have the authority to control all substantial decisions of the trust. If an entity treated as a partnership for United States Federal income tax purposes holds Dynamic shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

Surrender of Dynamic Shares in the Arrangement

Each United States Person holding Dynamic Shares who does not dissent from the Arrangement will generally recognize for United States federal income tax purposes gain or loss upon the disposition of its Dynamic Shares when the Arrangement occurs in an amount that is equal to the sum of the fair market value in United States dollars of the Cash Consideration received (which will be determined at the spot rate at that time) and the fair market value of the Shellbridge Shares that are received reduced by the adjusted basis of the Dynamic Shares that are surrendered. Such a United States Person’s basis in the Cash Consideration and Shellbridge Shares that are so received will be equal to the value of such Cash Consideration and the value of such Shellbridge Shares, respectively, and its holding period in the Shellbridge Shares will begin on the day after the Arrangement occurs. Such a United States Person will recognize ordinary income or loss upon any conversion of any such Cash Consideration into United States dollars or other disposition thereof. The foregoing is based upon the conclusion that the issuance of the AcquisitionCo Note will be disregarded for United States federal income tax purposes and each United States Person who does not dissent from the Arrangement will be treated for such purposes as receiving Shellbridge Shares in exchange for a part of its Dynamic Shares. If that conclusion is incorrect, then gain or loss will be determined not with respect to the fair market value of the Shellbridge Shares but with respect to the fair market value of the AcquisitionCo Notes and the right and obligation to transfer the AcquisitionCo Notes to Shellbridge, with the result that substantially the same amount of gain or loss should be recognized in the Arrangement.

A United States Person who dissents from the Arrangement will generally recognize for United States federal income tax purposes gain or loss upon the disposition of its Dynamic Shares in an amount that is equal to the fair market value in United States dollars of any Canadian currency received in exchange therefor (which will be determined at the spot rate when Canadian currency is received) reduced by the adjusted basis of the Dynamic Shares that are surrendered. In addition, such a United States Person will recognize ordinary income upon the receipt of any amount in the nature of interest that is paid thereto, and the amount of such ordinary income will be the fair market value in United States dollars of any Canadian currency that is so received (which will be determined at the spot rate when such Canadian currency is received). Such a United States Person will also recognize ordinary income or loss upon the conversion of any such Canadian currency into United States dollars or other disposition thereof.

Any gain or loss that is recognized by a United States Person on the sale or other disposition of the Dynamic Shares when the Arrangement occurs or by reason of dissenting from the Arrangement will be, except perhaps as is discussed below, a capital gain or loss if the Dynamic Shares that are surrendered are held as a capital asset at that time and in that event will be a long-term capital gain or loss if the Dynamic Shares have been held for more than one year when the Arrangement occurs. Deduction of capital losses is subject to certain limitations under the United States Internal Revenue Code.

Section 1291 of the United States Internal Revenue Code contains special rules that among other matters would deny a United States Person the benefit of the lower tax rates for long-term capital gains upon the sale of Dynamic Shares when the Arrangement occurs or by reason of dissenting from the Arrangement if Dynamic is or has been in earlier years a passive foreign investment company (“PFIC”). As a general matter, a foreign corporation is a PFIC for a particular taxable year if (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) 50 percent or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For such purposes, passive income includes certain dividends, interest, rents, royalties, annuities and gains from the sale of oil and gas other than “active business gains or losses”. For these purposes, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25 percent of the stock by value.

Dynamic believes that it is not a PFIC and has not been a PFIC for any earlier taxable year, but no assurance can be given in that regard. If gain on the sale of a Dynamic Share by a United States Person that is recognized in the Arrangement is subject to the PFIC rules because Dynamic is or has been a PFIC, then except in the circumstances that are noted below, the United States federal income tax on any gain that is recognized on such sale would be determined by allocating such gain to certain earlier years in such United States Person’s holding period for such Dynamic Shares, computing tax on the amount that is so allocated to each such taxable year as though such amount were ordinary income and not as long-term capital gain that was subject to the highest applicable rate for that year and then increasing such tax by an interest charge for the period between such earlier taxable year and the date of disposition. The foregoing rules would not apply if a “qualifying electing fund” election had been made in an earlier year or if a “mark to market” election had been so made.

Ownership of Shellbridge Shares

Distributions on Shellbridge Shares

A distribution on a Shellbridge Share (the amount of which will include any Canadian income tax that is withheld and if made in Canadian currency will be the value thereof in United States dollars determined at the spot rate on the date of the distribution) will be (i) first, a dividend to the extent of such Shellbridge Share’s ratable share of Shellbridge’s current or accumulated earnings and profits (determined under United States federal income tax principles), (ii) second, a non-taxable recovery of basis in that Shellbridge Share, and (iii) finally, an amount that is received in exchange for the Shellbridge Share. A United States Person will have an initial basis in any such Canadian currency that is equal to the value thereof when received and will recognize ordinary income or loss upon any conversion thereof into United States dollars or other disposition thereof.

A dividend on a Shellbridge Share that is received by a United States Person before January 1, 2009 is subject to United States federal income tax at a maximum rate of 15 percent provided that the United States Person satisfies certain holding period and other requirements with respect to that Shellbridge Share. Any amount that is deemed to have been received in exchange for a Shellbridge Share will be taxed as is discussed in “- Sale or Other Disposition of Shellbridge Shares”. Under the income tax treaty between the United States and Canada, the maximum rate of withholding by Canada upon a distribution that is paid by Shellbridge to a United States Person who is entitled to the benefits of such income tax treaty is 15 percent. See “Canadian Federal Income Tax Considerations”. Each United States Person should consult with its tax advisors as to whether it is entitled to the benefits of such income tax treaty and as to how to obtain the benefits of such income tax treaty.

A United States Person may use any Canadian income tax that is withheld from a dividend that is paid on a Shellbridge Share as a credit against its United States federal income tax liability subject to limitations of general application or as a deduction in determining its taxable income again subject to pertinent limitations of general application. Each United States Person should consult with its own tax advisor as to the effect of such limitations taking into account its own particular circumstances.

If, contrary to the expectations of Shellbridge management, Shellbridge is a PFIC with respect to a holder of Shellbridge Shares, then total excess distributions for a taxable year (whether or not a dividend) to that holder of a Shellbridge Share will be subject to the United States federal income tax not as set out in the preceding sentence but rather, in the same manner that gain from the sale of a Shellbridge Share would be taxed in the same circumstances. See “- Sale or Other Disposition of Shellbridge Shares”. A total excess distribution is any part of the distributions that are received in a taxable year that is in excess of 125 percent of the average distributions that were received in the three preceding taxable years (or if shorter the portion of the holder’s holding period prior to the current taxable year).

Sale or Other Disposition of Shellbridge Shares

Upon a sale or other disposition of a Shellbridge Share, a United States Person generally will recognize gain or loss in an amount that is equal to the excess of (i) the sum of any cash and the fair market value of any other property received over (ii) such United States Person’s adjusted basis in such Shellbridge Share. The value of any Canadian currency received will be the value thereof in United States dollars (determined at the spot rate at the time), and a United States Person will have an initial basis in such Canadian currency that is equal to such value. A United States Person will recognize ordinary income or loss upon any conversion of any such Canadian currency into United States dollars or other disposition thereof.

Any such gain or loss will, except in the circumstances that are noted below, be a capital gain or loss if the Shellbridge Share that is surrendered was held as a capital asset and will be a long-term capital gain or loss if the Shellbridge Share had been held more than one year when the sale or other disposition occurs. Deduction of capital losses is subject to certain limitations under the United States Internal Revenue Code.

Section 1291 of the United States Internal Revenue Code contains special rules that, among other matters, deny a United States Person the benefit of the lower tax rates for long-term capital gains upon the sale of a Shellbridge Share if Shellbridge is or has been in earlier years a PFIC. As is noted above, a foreign corporation is generally a PFIC for a particular taxable year if (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) 50 percent or more of the average value of its assets held during the taxable year produce or are held for the production of passive income, which includes certain dividends, interest, rents, royalties, annuities and gains from the sale of oil and gas other than “active business gains or losses”. For these purposes, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25 percent of the stock by value. Shellbridge’s management believes that Shellbridge will not be a PFIC in any of its taxable years. However, there can be no assurance in that regard.

If gain on the sale of a Shellbridge Share by a United States Person were to be subject to the PFIC rules, then with the exceptions that are noted below, the United States federal income tax on any gain that is recognized on such sale would be determined by allocating such gain to certain earlier years in such United States Person’s holding period for such Shellbridge Share, computing tax on the amount that is so allocated to each such taxable year as though such amount were ordinary income and not as long-term capital gain that was subject to the highest applicable rate for that year and increasing such tax by an interest charge for the period between such earlier taxable year and the date of disposition.

The foregoing PFIC rules will not apply even if Shellbridge were to be a PFIC for any taxable year if a United States Person is eligible to elect and does elect to treat its investment in its Shellbridge Shares as an investment in a “qualified electing fund” or such United States Person elects to “mark-to-market” its Shellbridge Shares. If a United States Person makes a “qualified electing fund” election in respect of its Shellbridge Shares, then such United States Person would as a general matter include in its income for each taxable year thereafter its pro rata share of Shellbridge’s ordinary earnings as ordinary income and its pro rata share of Shellbridge’s net capital gain as long-term capital gain, whether or not such amounts are actually distributed. However, a United States Person would not be eligible to make a “qualified electing fund” election unless Shellbridge complied with certain information reporting requirements, and no assurance can be given that Shellbridge will comply with any such information reporting requirements.

If Shellbridge Shares qualify as “marketable stock” within the meaning of Section 1296(e) of the United States Internal Revenue Code and a United States Person elects to “mark-to-market” its Shellbridge Shares, such United States Person generally would include as ordinary income any excess of (i) the fair market value of its Shellbridge Shares as of the close of each taxable year over (ii) its adjusted basis in the Shellbridge Shares. If the fair market value of the United States

Person’s Shellbridge Shares decreases during a taxable year, then such person generally could deduct the amount of such decrease, limited, however, to any “mark-to-market” gains that the United States Person included in income with respect to such Shellbridge Shares in prior years. Income recognized and deductions allowed under the “mark-to-market” provisions, as well as any gain or loss on the disposition of Shellbridge Shares with respect to which the “mark-to-market” election is made, is treated as ordinary income or loss.

If Shellbridge is a PFIC for any taxable year, United States Persons who hold Shellbridge Shares would be required to file an annual return on IRS Form 8621.

Information Reporting and Backup Withholding

Payments of dividends and the proceeds of disposition of a Shellbridge Share that are made within the United States or through certain United States related financial intermediaries may be required to be reported to the IRS and may be subject to backup withholding unless (i) the United States Person is a corporation or other exempt recipient, or (ii) such person provides a taxpayer identification number or complies with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a person’s United States federal income tax liability if the required information is furnished to the IRS.

Right of Dissent

The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article 4 of the Plan of Arrangement. The Interim Order, which is attached as Appendix B to this Information Circular, expressly provides Shareholders with the right to dissent on substantially the same terms and conditions as set out in Sections 237 to 247 of the BCBCA attached as Appendix I to this Information Circular. Sections 237 to 247 of the BCBCA are qualified as set out in this Information Circular and the Interim Order.

In general, any Shareholder who dissents from the Arrangement Resolution in compliance with Sections 237 to 247 of the BCBCA (as modified by this Information Circular and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by AcquisitionCo the fair value of the Dynamic Shares held by such Dissenting Shareholder determined as at the point in time immediately before the passing of the Arrangement Resolution.

A Dissenting Shareholder shall, on the Effective Date, and notwithstanding any provision of Section 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s Dynamic Shares to AcquisitionCo and shall cease to have any rights as a holder of Dynamic Shares except for the entitlement to be paid fair value for such Dynamic Shares in accordance with the Dissent Procedures. In no event shall Dynamic or Shellbridge or AcquisitionCo be required to recognize a Dissenting Shareholder as a Shareholder of Dynamic after the Effective Date. In addition, in accordance with the restrictions set forth in Sections 237 to 247 of the BCBCA, and the provisions of Article 4 of the Plan of Arrangement, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent.

A Dissenting Shareholder who, for any reason, does not properly fulfil each of the Dissent Procedures in accordance with the requirements set out herein, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Dynamic Shares shall be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder.

The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Shareholder who wishes to exercise the rights of dissent may not vote in favour of the Arrangement.

A Shareholder who wishes to dissent must deliver written notice of dissent to Dynamic, Attention: Corporate Secretary, not later than 5:00 p.m. (Vancouver time) on the last business day preceding the date of the Meeting. Dynamic’s address for such purpose is at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6. A Dissenting Shareholder must dissent with respect to all Dynamic Shares in which the holder owns a beneficial interest.

The written notice of dissent must set out the number of Dynamic Shares in respect of which the notice of dissent is to be sent and:

(a)	if such Dynamic Shares constitute all of the Dynamic Shares of which the Shareholder is the registered and beneficial owner, a statement to that effect;

(b)

if such Dynamic Shares constitute all of the Dynamic Shares of which the Shareholder is the registered and beneficial owner but if the Shareholder owns additional Dynamic Shares beneficially, a statement to that effect and the names of the registered shareholders, the number of Dynamic Shares held by such registered owners and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the dissent rights are being exercised by a registered owner who is not the beneficial owner of such Dynamic Shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all Dynamic Shares of the beneficial owner registered in such registered owner’s name.

Dynamic is required promptly after the later of (i) the date on which Dynamic forms the intention to proceed with the Arrangement; and (ii) the date on which the written notice of dissent was received, to notify each Dissenting Shareholder of its intention to act on the Plan of Arrangement. Dynamic expects that it will be in a position to deliver such notification on or before the Effective Date. Upon receipt of such notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to Dynamic (a) a written statement that the Dissenting Shareholder requires AcquisitionCo to purchase all of its Dynamic Shares; (b) the certificates representing such Dynamic Shares; and (c) if the dissent right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Dynamic Shares, and if so, (i) the names of the registered owners of such shares; (ii) the number of such shares; and (iii) that dissent is being exercised in respect of such shares. A Shareholder who fails to send Dynamic, within the required time frame, the written statements described above and the certificates representing the Dynamic Shares in respect of which the Dissenting Shareholder dissents, forfeits the Shareholder’s right to dissent.

On sending the required documentation to Dynamic, the fair value for a Dissenting Shareholder’s Dynamic Shares will be determined as follows:

(a)

if AcquisitionCo and a Dissenting Shareholder agree on the fair value of the Dynamic Shares, then AcquisitionCo must promptly pay that amount to the Dissenting Shareholder or promptly send notice to the Dissenting Shareholder that AcquisitionCo is lawfully unable to pay the Dissenting Shareholders for their Dynamic Shares; or

(b)

if a Dissenting Shareholder and AcquisitionCo are unable to agree on a fair value, the Dissenting Shareholder may apply to the Court to determine the fair value of the Dynamic Shares, and AcquisitionCo must pay to the Dissenting Shareholder the fair value determined by the Court or promptly send notice to the Dissenting Shareholder that AcquisitionCo is lawfully unable to pay the Dissenting Shareholders for their Dynamic Shares.

AcquisitionCo will be lawfully unable to pay the Dissenting Shareholder the fair value of their Dynamic Shares if AcquisitionCo is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder. In such event, Dissenting Shareholders will have 30 days to elect to either (a) withdraw their dissent and receive the consideration applicable to Shareholders under the Arrangement or (b) retain their status as a claimant and be paid as soon as AcquisitionCo is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Dynamic Shares, and such Dynamic Shares will not be deemed to be transferred to AcquisitionCo.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition in favour of the Trust that holders of not more than 5% of the issued and outstanding Dynamic Shares shall have exercised rights of dissent in relation to the Arrangement.

The discussion above is only a summary of the Dissent Procedures which are technical and complex. A Shareholder who intends to exercise dissent rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order. Persons who are beneficial owners of Dynamic Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any Shareholder wishing to avail himself or herself of the dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and this Information Circular may prejudice the availability of such dissent rights. Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

Interests of Certain Persons in the Arrangement

The directors and officers of Dynamic who hold an aggregate of 2,078,275 Dynamic Shares and Dynamic Options to acquire 1,431,550 Dynamic Shares as of August 22, 2005, representing approximately 13.3% of the outstanding Dynamic Shares and Dynamic Options as of such date, have signed letter agreements pursuant to which they have agreed to vote all of the Dynamic Shares and Dynamic Options beneficially owned by them in favour of the Arrangement Resolution and all other matters relating thereto to be considered at the Meeting. It is anticipated that such holders will vote all of the Dynamic Shares and Dynamic Options held by them in favour of the Arrangement Resolution.

Expenses of the Arrangement

The estimated costs to be incurred by Dynamic relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $2,490,575.

Stock Exchange Listings

Shellbridge has made application to list the Shellbridge Shares issuable under the Arrangement on the TSX. Listing will be subject to Shellbridge fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Conditional listing from the TSX or the TSX Venture Exchange is a condition to the completion of the Arrangement. Conditional listing approval has not yet been obtained and there can be no assurance that the Shellbridge Shares will be listed on the TSX or the TSX Venture Exchange. The Shellbridge Shares will not be listed on any stock exchange or traded in the over-the-counter market in the United States as of the Effective Date. Because no official market will exist for the Shellbridge Shares in the United States, holders of Shellbridge Shares will have significantly less liquidity than holders of Shellbridge Shares in Canada where an established market will exist and trading will occur on the TSX. Holders of Shellbridge Shares in the United States may only be able to trade their shares on the TSX which, because of Canadian regulations, may be difficult to accomplish on a timely basis.

After the Effective Date, Shellbridge may apply to have the Shellbridge Shares listed for trading on a national securities exchange or on the over-the-counter market in the United States. However, before the Shellbridge Shares can be listed for trading on any national securities exchange or traded on the over-the-counter market in the United States, Shellbridge must first register the Shellbridge Shares under the 1934 Act with the SEC. Such registration will be required to be accomplished within 120 days of the close of Shellbridge’s current fiscal year (December 31, 2005). Shellbridge plans to accomplish such registration within the prescribed period.

Securities Law Matters

Canadian

The Shellbridge Shares to be issued in exchange for Dynamic Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and Shellbridge Shares will generally be “freely tradable” under applicable securities laws of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Shellbridge, the seller has no reasonable grounds to believe that Shellbridge is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Shellbridge Shares acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

The Arrangement constitutes a “business combination” for purposes of Ontario Securities Commission Rule 61-501 requiring “minority approval”. Pursuant to Ontario Securities Commission Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Dynamic is requiring to exclude the votes attaching to the Dynamic Shares beneficially owned by the directors and officers of Dynamic receiving Shellbridge Shares under the Shellbridge Initial Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501. To the knowledge of Dynamic and its directors or senior officers, after reasonable inquiry, as of August 22, 2005, directors and officers who may participate in the Shellbridge Initial Private Placement currently hold, directly or indirectly, or exercise control or direction over approximately 2,078,275 Dynamic Shares and 1,431,550 Dynamic Options representing approximately 13.3% of the outstanding Dynamic Shares and Dynamic Options as of such date.

The Shellbridge Initial Private Placement may be considered a “related party transaction”, “connected transaction” or a “collateral benefit” for the purposes of Ontario Securities Commission Rule 61-501. Since directors and officers of Dynamic are entitled to receive various benefits or payments in connection with the Arrangement and are expected to participate in the Shellbridge Initial Private Placement, Ontario Securities Commission Rule 61-501 requires Dynamic to obtain a formal evaluation for the Arrangement unless an exemption from the valuation requirement is available. Such an exemption is available because the fair market value of benefits and payments to interested parties in the transactions in connection with the Shellbridge Initial Private Placement do not exceed 25% of Dynamic’s market capitalization. See “Interests of Certain Persons in the Arrangement” and “Other Matter Considered in the Arrangement Resolution – Approval of the Shellbridge Initial Private Placement”.

Pursuant to the Plan of Arrangement, immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time. This includes unvested Dynamic Options held by senior officers and directors of Dynamic. The unvested Dynamic Options held by the senior officers and directors of Dynamic represent 42% of the total unvested Options, with the remaining 58% being held by other employees and consultants of Dynamic. None of the unvested Dynamic Options are in-the-money. Senior officers of the Corporation hold unvested Dynamic Options exercisable at a prices ranging from $3.66 to $4.66 per share to purchase an aggregate of 75,200 Dynamic Shares. Directors of the Corporation who are not also officers do not hold any unvested Dynamic Options. In addition, pursuant to employment agreements with officers of Dynamic, the acquisition of all of the outstanding Dynamic Shares by AcquisitionCo pursuant to the Arrangement will constitute a change of control resulting in Dynamic being required to pay an aggregate amount to such officers of $1,497,157. The foregoing may be considered a “collateral benefit” for purposes of Ontario Securities Commission Rule 61-501. However, Ontario Securities Commission Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Ontario Securities Commission Rule 61-501) beneficially own, or exercises control or direction over, less than 1% of the outstanding Dynamic Shares. Each of the officers of Dynamic whose unvested Dynamic Options were accelerated as a result of the Arrangement and/or who are entitled to receive any severance payments as a result of the change of control, and their respective associated entities, held less than 1% of the issued and outstanding Dynamic Shares other than Wayne J. Babcock and Donald K. Umbach. As a result of Messrs. Babcock and Umbach being considered to have received a “collateral benefit”, the Arrangement Resolution must also be approved by a majority of the votes cast by Shareholders, excluding the votes cast in respect of Dynamic Shares beneficially owned, or over which control or direction is exercised, by Messrs. Babcock and Umbach.

United States

The Shellbridge Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on August 26, 2005 and, subject to the approval of the Arrangement by the Securityholders, a hearing on the Arrangement will be held on September 29, 2005 by the Court. See “The Arrangement – Approvals”.

The Shellbridge Shares issued to Securityholders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who were “affiliates” of Dynamic, the Trust, Shellbridge or AcquisitionCo immediately prior to the Arrangement or persons who will be “affiliates” of Shellbridge after the Arrangement. Shellbridge Shares held by such affiliates may be resold without registration under the 1933 Act, outside the United States in transactions permitted by Regulation S under the 1933 Act, pursuant to the resale provisions of Rule 145(d)(1), (2) or (3) under the 1933 Act, or as otherwise permitted under the 1933 Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Shellbridge Shares. All recipients of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by McCarthy Tétrault LLP, on behalf of Dynamic. As at August 26, 2005, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Dynamic Shares.

INFORMATION RESPECTING SHELLBRIDGE

Shellbridge is a corporation incorporated pursuant to the ABCA. The head and principal office of Shellbridge is located at #230, 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

Following the completion of the Arrangement, Shellbridge will be engaged in the exploration for, and the acquisition, development and production of, heavy crude oil and natural gas reserves primarily in the provinces of British Columbia and Saskatchewan. Coincident with the Arrangement becoming effective, Shellbridge will acquire the Exploration Assets from Dynamic. Shellbridge will engage certain of the current employees of Dynamic to manage the Exploration Assets. Shellbridge will assume all liabilities, including environmental liabilities, relating to the Exploration Assets. See Appendix E, “Information Concerning Shellbridge – Shellbridge”.

Shellbridge will become a “reporting issuer” in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Shellbridge has made application for the conditional listing of the Shellbridge Shares to be issued in connection with the Arrangement. Listing will be subject to Shellbridge fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement - Stock Exchange Listings”.

Certain directors and officers of Dynamic will be the directors and officers of Shellbridge following completion of the Arrangement. See Appendix E, “Information Concerning Shellbridge - Directors and Officers” for information respecting the principal occupations and experience and qualifications of such directors and officers.

Reference is made to Appendix E, “ Information Concerning Shellbridge” for a detailed description of Shellbridge and its assets.

INFORMATION RESPECTING DYNAMIC

Dynamic is a corporation subsisting pursuant to the provisions of the BCBCA. Dynamic is actively engaged in the acquisition, exploration and development of natural gas and crude oil properties in Alberta, British Columbia and Saskatchewan. Dynamic is a reporting issuer or the equivalent thereof in the provinces of British Columbia and Ontario and the Dynamic Shares are listed and posted for trading on the TSX and NASDAQ.

Dynamic’s head and registered office is located at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

Reference is made to Appendix G, “Information Concerning Dynamic” for a detailed description of Dynamic and its assets.

INFORMATION RESPECTING ACQUISITIONCO

AcquisitionCo is a corporation incorporated pursuant to the provisions of the BCBCA for purposes of participating in the Arrangement, including creating and issuing the AcquisitionCo Note required for implementing the Arrangement, paying the Cash Consideration to Shareholders pursuant to the Arrangement and acquiring, through a series of transactions pursuant to the Arrangement, the Dynamic Shares. AcquisitionCo is an indirect wholly-owned subsidiary of the Trust and a direct subsidiary of Sequoia Oil & Gas Ltd., a wholly-owned subsidiary of the Trust. The head and principal office of AcquisitionCo is located at 1200, 500 – 4th Avenue, S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

OTHER MATTER CONSIDERED IN THE ARRANGEMENT RESOLUTION

Approval of the Shellbridge Initial Private Placement

By approving the Arrangement Resolution, Securityholders will be approving the Shellbridge Initial Private Placement of up to 3,333,333 Shellbridge Shares, of which up to 1,666,667 Shellbridge Shares are to be sold on a flow-through basis. The purpose of the Shellbridge Initial Private Placement is to provide additional capital to Shellbridge for use in its exploration and development program.

The 3,333,333 Shellbridge Shares issuable pursuant to the Shellbridge Initial Private Placement will be issued at a price equal to Shellbridge net asset value (“Shellbridge NAV”) per Dynamic Share, being $1.20 per share. The Shellbridge NAV per Dynamic Share has been determined based upon: (a) the Shellbridge Reserve Report to value the crude oil and natural gas interests forming part of the Exploration Assets being transferred to Shellbridge as part of the Arrangement; and (b) the fair value of undeveloped land associated with non-producing areas transferred to Shellbridge as part of the Arrangement and the value of cash estimated to be in Shellbridge at the Effective Date. The following table reflects the determination of the Shellbridge NAV as of April 30, 2005 based on such information. See Appendix E “Information Concerning Shellbridge”.

Net Asset Value per Shellbridge Share	As at April 30, 2005
Proved plus probable reserves(1)	$26,843,000
Undeveloped land(2)	2,307,000
Seismic	550,000
Working Capital	1,225,000
Shellbridge NAV	$30,925,000
Estimated Shellbridge Shares outstanding(3)	25,724,278
Shellbridge NAV per Shellbridge Share	$1.20

Notes:

(1)	Represents the discounted (present value discounted at 10%) future net revenue before taxes for proved plus probable reserves using present price assumptions based on the Shellbridge Reserve Report.

(2)	Valued at $56.68 per acre.

(3)

Estimated Shellbridge Shares after giving effect to the Arrangement but before giving effect to the Shellbridge Initial Private Placement and assuming no Dissenting Shareholders and all in-the-money Dynamic Options are exercised prior to the Effective Date.

The Shellbridge Shares issued pursuant to the Shellbridge Initial Private Placement may be issued at a significant discount to the market price, taking into account the maximum allowable discount by TSX, of the Shellbridge Shares once they trade on TSX.

The following is an estimate of the number of shares proposed to be subscribed for by officers, directors, employees of Shellbridge and others under the Shellbridge Initial Private Placement, however, actual numbers may vary from those set out below:

Officers who are not directors	166,666 shares
Officers who are also directors	333,333 shares
Independent directors	208,334 shares
Employees	125,000 shares
Other	2,500,000 shares

The Shellbridge Initial Private Placement will be subject to the applicable requirements of regulatory authorities having jurisdiction. The proceeds of the Shellbridge Initial Private Placement will be used for working capital and the initiation of the exploration and development program of Shellbridge.

OTHER MATTER TO BE BROUGHT BEFORE THE MEETING

Approval of Shellbridge Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Shellbridge of a stock option plan (the “Shellbridge Stock Option Plan”) which will authorize the Shellbridge board of directors to issue stock options to directors, officers, employees or other service providers of Shellbridge and its Subsidiaries. The Shellbridge Stock Option Plan will be administered by the board of directors of Shellbridge or by a committee of independent directors designated by the board. Under the terms of the Shellbridge Stock Option Plan, the board of directors will be authorized to provide for the granting, exercise, method of exercise and vesting of option to purchase Shellbridge Shares subject to the terms and conditions of the Shellbridge Stock Option Plan. A copy of the Shellbridge Stock Option Plan is set out in Appendix F to this Information Circular. The proposed Shellbridge Stock Option Plan is substantially the same as Dynamic’s existing stock option plan and is in accordance with the TSX’s policies on listed company share incentive arrangements.

Shellbridge believes that the granting of stock options is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of existing employees, but also to attract qualified personnel to Shellbridge. Moreover, the purpose of the Shellbridge Stock Option Plan is to give directors, officers, employees and other service providers the opportunity to participate in the success of Shellbridge by granting to such individuals options, exercisable over periods of up to five years, as determined by the board, to buy Shellbridge Shares at a price at least equal to the market price prevailing on the date of the option granted.

Initially, the Shellbridge Stock Option Plan, assuming completion of the Arrangement and the Shellbridge Initial Private Placement (assuming also that there are no Dissenting Shareholders and that all in-the-money Dynamic Options are exercised prior to the Effective Time), will authorize Shellbridge’s board of directors to have reserved for issuance a total of approximately 2,800,000 Shellbridge Shares (an amount to represent approximately 10% of the outstanding Shellbridge Shares at such time). At any time, the maximum number of Shellbridge Shares issuable pursuant to options granted under the Shellbridge Stock Option Plan shall be 10% of the issued and outstanding Shellbridge Shares, or such additional amount as may be approved by the shareholders of Shellbridge. The Shellbridge Shares in respect of which stock options are not exercised shall be available for subsequent stock option grants. The term of options granted shall be determined by the board of directors of Shellbridge in its discretion, to a maximum of five years from the date of the grant. There are no options currently outstanding under the Shelbridge Stock Option Plan.

The aggregate number of Shellbridge Shares reserved for issuance to any one person under the Shellbridge Stock Option Plan, together with all other share compensation arrangements of Shellbridge, shall not exceed 5% of the total number of issued and outstanding Shellbridge Shares (on a non-diluted basis). In addition, the aggregate number of Shellbridge Shares reserved for issuance to insiders under the Shellbridge Stock Option Plan, together with all other share compensation arrangements of Shellbridge, shall not exceed 10% of the total number of issued and outstanding Shellbridge Shares (on a non-diluted basis). The Shellbridge Stock Option Plan also provides that the aggregate number of Shellbridge Shares issued within a one-year period, together with all other share compensation arrangements of Shellbridge, shall not exceed 10% of the total number of issued and outstanding Shellbridge Shares or, in the case of issuances to insiders and their associates, 5% of the total number of issued and outstanding Shellbridge Shares.

The price per share at which Shellbridge Shares may be purchased under the Shellbridge Stock Option Plan (the “Option Price”), as may be adjusted pursuant to the provisions of the Shellbridge Stock Option Plan, shall be fixed by the board of directors of Shellbridge at the time of the grant but shall not be lower than the market price per Shellbridge Share. For purposes of the Shellbridge Stock Option Plan, the market price means the closing price per Shellbridge Share on the stock exchange on which the Shellbridge Shares are listed for the last day Shellbridge Shares were traded prior to the date of the grant.

Options are non-assignable and non-transferable by the person to whom they are granted. In the event of a holder’s death, permanent disability or retirement in accordance with Shellbridge’s retirement policy, an option shall be exercisable until the earlier of the expiration period or the date that is 365 days after the date of death, permanent disability or retirement, whichever is earlier. In the event of a holder’s termination for cause, any option held by such holder shall be cancelled as of the date of the notice of termination. In the event of a holder’s early retirement, voluntary resignation or termination other than for cause, the holder’s stock options shall be terminated on the earlier of the expiration of the option period and 30 days after the date of such retirement, resignation or termination or notice thereof.

In the event of a “change of control” (as defined in the Shellbridge Stock Option Plan), all stock options shall immediately vest and be exercisable. The Option Price and number of Shellbridge Shares issuable under outstanding options may be adjusted in the event of a share reorganization, special distribution or corporate reorganization, subject to regulatory approval.

The board of directors of Shellbridge may, at any time, suspend, terminate or discontinue the Shellbridge Stock Option Plan, or amend or revise the terms of the Shellbridge Stock Option Plan or of any option granted under the Shellbridge Stock Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect the terms of any option granted under the Shellbridge Stock Option Plan without the consent of the holder.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the Shellbridge Stock Option Plan:

“BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of the Corporation that the Shellbridge Stock Option Plan, as more particularly described in Dynamic Oil & Gas, Inc.’s Information Circular dated August 26, 2005, be and the same is hereby approved and authorized.”

Only Shareholders are entitled to vote in respect of this resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the Shellbridge Stock Option Plan.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Dynamic to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Dynamic who will be specifically remunerated therefor. All costs of the solicitation will be borne by Dynamic. Dynamic has made a decision not to engage any proxy solicitation agents in respect of the Meeting.

Notice to Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Dynamic Shares in their own name. Please read this section carefully.

In relation to voting of Dynamic Shares, only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Dynamic Shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their Dynamic Shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Dynamic Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Dynamic Shares will not be registered in such Shareholder’s name on the records of Dynamic. Such Dynamic Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Dynamic Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients. The directors and officers of Dynamic do not know for whose benefit the Dynamic Shares registered in the name of CDS & Co. are held. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Dynamic has distributed copies of the Notice of Meeting, this Information Circular and the proxies that accompany this Information Circular to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every broker or intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Dynamic Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by Dynamic to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered Shareholder receive such a form and wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the proxyholders designated in the form and insert the non-registered Shareholder’s name in the space provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Independent ADP Investor Communications (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Dynamic Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Dynamic Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Dynamic Shares voted. If you have any questions respecting the voting of Dynamic Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Appointment and Revocation of Proxies

Accompanying this Information Circular are forms of proxy for use at the Meeting. The blue form of proxy should be used by Shareholders and the green forms of proxy should be used by Optionholders.

The Persons named in the enclosed forms of proxy are directors or officers of Dynamic. A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at the Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of CIBC Mellon Trust Company, Suite 1600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. A form of proxy must be received by CIBC Mellon Trust Company at least 24 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver or Toronto) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC MellonTrust Company on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the record date for the Meeting as at the close of business on August 26, 2005. Only Securityholders whose names have been entered on the register of Shareholders on the close of business on that date are entitled to receive notice of to attend and to vote at the Meeting.

Signature of Proxy

The applicable form of proxy must be executed by the Securityholder or his attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Dynamic).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Dynamic Shares and Dynamic Options, as applicable, in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. In the absence of such direction, the Dynamic Shares and Dynamic Options represented by a proxy will be voted FOR the approval of the Arrangement Resolution and the Dynamic Shares represented by a proxy will be voted FOR the resolution approving the Shellbridge Stock Option Plan.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Dynamic knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at August 22, 2005, 24,770,528 Dynamic Shares were issued and outstanding and Dynamic Options to purchase 1,696,750 Dynamic Shares were outstanding. It is a condition to the completion of the Arrangement that all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated. Pursuant to the Plan of Arrangement, immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time. Each Dynamic Option (including Dynamic Options subject to accelerated vesting) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and shall cease to represent the right to acquire Dynamic Shares.

For information respecting the principal holders of Dynamic Shares, see “Information Concerning Dynamic – Principal Shareholders”.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting and that each Optionholder at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting in respect of the Arrangement Resolution.

Pursuant to the Interim Order:

(a)

each Shareholder will be entitled to one vote for each Dynamic Share held and each Optionholder will be entitled to one vote for each Dynamic Share the holder is entitled to receive upon the valid exercise of such Dynamic Option, determined as if all outstanding Dynamic Options were vested and exercisable on the Record Date;

(b)

the votes required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than three-quarters of the votes cast, either in person or by proxy, at the Meeting by the Securityholders voting together as a single class. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by Shareholders after excluding (i) the votes cast by directors and officers of Dynamic receiving Shellbridge Shares under the Shellbridge Initial Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501; and (ii) the votes cast by persons whose votes may not be included in determining minority approval or a business combination pursuant to Ontario Securities Commission Rule 61-501;

(c)

the quorum at the Meeting will be two persons who are, or who represent by proxy, Securityholders who, in the aggregate, hold at least 5% of the votes entitled to be voted in respect of the Arrangement Resolution at the Meeting; and

(d)

if no quorum of Securityholders is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Securityholders present, and being, or represented by proxy, one or more Securityholders entitled to attend and vote at the Meeting shall constitute a quorum.

Shellbridge Stock Option Plan

Only Shareholders at the close of business on the Record Date will be entitled to vote in relation to the ordinary resolution to approve the Shellbridge Stock Option Plan. As described under “Other Matter to be Brought Before the Meeting –Approval of Shellbridge Stock Option Plan”, such resolution must be approved by a simple majority of the votes cast at the Meeting by Shareholders.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the board of directors of Dynamic.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta this 26th day of August, 2005.

“Wayne J. Babcock”	“Michael A. Bardell”
Wayne J. Babcock	Michael A. Bardell
President and Chief Executive Officer	Chief Financial Officer and Corporate Secretary

CONSENT OF ERNST & YOUNG LLP

We have read the information circular (the “Circular”) of Dynamic Oil and Gas, Inc. (“Dynamic”) dated August 26, 2005 relating to the proposed plan of arrangement involving Dynamic, Sequoia Oil & Gas Trust, Shellbridge Oil & Gas, Inc. (“Shellbridge”), 0730008 B.C. Ltd. and the shareholders of Dynamic. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Dynamic on the balance sheets of Dynamic as at December 31, 2004 and 2003 and the statements of operations and (deficit) retained earnings and cash flows for the years ended December 31, 2004 and December 31, 2003 and the nine months ended December 31, 2002. Our report is dated March 7, 2005.

We also consent to the use in the Circular of our report to the directors of Shellbridge on the balance sheet of Shellbridge as at August 26, 2005. Our report is dated August 26, 2005.

We also consent to the use in the Circular of our report to the directors of Dynamic on the schedule of revenue and operating expenses relating to the Exploration Assets for each of the years ended December 31, 2004 and 2003 and for the nine months ended December 31, 2002. Our report is dated August 26, 2005.

Vancouver, Canada	(signed) “Ernst & Young LLP”
August 26, 2005	Chartered Accountants

APPENDIX A –
ARRANGEMENT RESOLUTION

A-1

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (“Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Exhibit 1 to Appendix C to the Information Circular (the “Information Circular”) of Dynamic Oil & Gas, Inc. (“Dynamic”) dated August 26, 2005 accompanying the notice of this meeting is hereby approved, authorized and adopted;

2.

an initial private placement of up to 3,333,333 common shares in the capital of Shellbridge Oil & Gas, Inc. (“Shellbridge”) (the common shares of Dynamic to be exchanged on a one-for-one basis for common shares of Shellbridge pursuant to the Arrangement) at the price and on the terms as more particularly described in the Information Circular is hereby approved and authorized;

3.

the arrangement agreement (the “Arrangement Agreement”) dated as of July 20, 2005, among Dynamic, Sequoia Oil & Gas Trust, Shellbridge and 0730008 B.C. Ltd., a copy of which is attached as Appendix C to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

4.

Dynamic be, and is hereby, authorized to apply for a Final Order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or may have been modified or amended) and as described in the Information Circular;

5.

notwithstanding that this special resolution has been duly passed and/or has received the approval of the British Columbia Supreme Court, the board of directors of Dynamic may, without further notice to or approval of the holders of Dynamic common shares, the holders of Dynamic options or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this special resolution at any time prior to the filing of the Arrangement filings giving effect to the Arrangement; and

6.

any director or officer of Dynamic is hereby authorized, for and on behalf of Dynamic, to execute and deliver the Arrangement filings and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B –
INTERIM ORDER

NO. L - 052089
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT
S.B.C. 2002, c. 57, as amended

AND

IN THE MATTER OF DYNAMIC OIL & GAS, INC.

O R D E R

))
	)	) FRIDAY, THE 26th
BEFORE	) MASTER SCARTH	)
	)	) DAY OF AUGUST, 2005
))

     THE EX PARTE APPLICATION of the Petitioner, DYNAMIC OIL & GAS, INC., coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Warren B. Milman, counsel for the Petitioner; and on reading the Petition and the Affidavit of Michael A. Bardell sworn August 25, 2005 (the “Bardell Affidavit”), and all filed;

THIS COURT ORDERS THAT:

1. The Petitioner (hereinafter referred to as the “Company”) shall be at liberty to convene a special meeting (the “Meeting”) of the registered holders (the “Dynamic Shareholders”) of the common shares (the “Dynamic Shares”) in the capital of the Company and the holders (the “Dynamic Optionholders”) of options (the “Dynamic Options”) to purchase Dynamic Shares granted under the Company’s stock option plans (the Dynamic Shareholders and Dynamic Optionholders collectively referred to as the “Dynamic Securityholders”), voting together as one class, to be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia, on September 27, 2005 at 9:00 a.m. (Vancouver time) for the purpose of considering, and if thought fit, passing, with or without amendment, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the

“Arrangement”) under Division 5 of Part 9 of the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) on the terms and conditions set out in the plan of arrangement (the “Plan of Arrangement”) attached as Schedule A to the Petition.

2. Notice of the Meeting may be given, at least 21 days prior to the date fixed for the holding of the Meeting excluding the date of mailing, by sending by prepaid ordinary mail to the Dynamic Securityholders as they appear on the books or records of the Company at the close of business on August 26, 2005, the record date for determination of Dynamic Securityholders entitled to receive notice of and to vote at the meeting (the “Record Date”), the following materials with such amendments, deletions, additions, additional communications or additional documents as counsel for the Petitioner may advise are necessary or desirable (provided that such amendments, additions, communications, or documents are not inconsistent with the terms of this Order) (collectively referred to as the “Meeting Materials”):

(a)	notice of Meeting and the information circular (the “Information Circular”), substantially in the form attached as Exhibit B to the Bardell Affidavit;

(b)	the applicable form of proxy, substantially in the form attached as Exhibit C to the Bardell Affidavit; and

(c)	a letter of transmittal.

3. The accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the preceding paragraph shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

4. The quorum required at the Meeting shall be at least two persons who are, or who represent by proxy, Dynamic Securityholders who, in the aggregate, hold at least 5% of the issued securities entitled to be voted at the Meeting in respect of the Arrangement Resolution.

5. In respect of the vote on the Arrangement Resolution:

(a)	the Dynamic Shareholders be entitled to vote on the Arrangement Resolution at the Meeting either in person or by proxy, and be entitled to one vote for each Dynamic Share held; and

(b)

the Dynamic Optionholders be permitted to vote on the Arrangement Resolution at the Meeting either in person or by proxy, and that each Dynamic Optionholder be entitled to one vote for each Dynamic Share which such Dynamic Optionholder is entitled to receive on a valid exercise of the Dynamic Options held by such Dynamic Optionholder.

6. The Meeting shall be conducted in accordance with the provisions of the notice of special meeting, the BCBCA, the provisions of the articles of the Company with respect to the conduct of meetings of Dynamic Shareholders, the terms of this Order, any further order of this Court and the rulings and directions of the chair of the respective meeting, and, to the extent of any inconsistency or discrepancy between the Order and the terms of any instrument creating or governing the Dynamic Shares or Dynamic Options, or to which the Dynamic Shares or Dynamic Options are collateral, or the articles of the Company, this Order shall govern.

7. The vote required to pass the Arrangement Resolution at the Meeting will be:

(a)

an affirmative vote of not less than three-fourths of the votes cast by the Dynamic Shareholders and Dynamic Optionholders in respect of the Arrangement Resolution, voting together in person or by proxy at such meeting; and

(b)	a majority of the votes cast by Dynamic Shareholders, after excluding:

	(i)	the votes cast by directors and officers receiving shares of Shellbridge Oil & Gas, Inc. (“ExploreCo”) under the private placement which is more particularly described in the Information Circular, and their related parties as defined in Ontario Securities Commission Rule 61-501; and

(ii)	the votes cast by persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

8. Registered Dynamic Shareholders shall have the right to dissent from the Arrangement Resolution and to seek fair value for their Dynamic Shares in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by this Order and the terms of the Plan of Arrangement, including the following:

(a)

the written notice of dissent required to be sent to the Company by a dissenting shareholder pursuant to subsection 242(1) of the BCBCA must be delivered to the Company at #230-10991 Shellbridge Way, Richmond, British Columbia V6X 3C6 (Attention: Corporate Secretary) not later than 5:00 p.m. (Vancouver time) on the last business day preceding the date of the Meeting;

(b)

any Dynamic Shareholder (a “Dissenting Shareholder”) who dissents from the Arrangement Resolution in strict compliance with sections 237 to 247 of the BCBCA (as modified by this Order and the terms of the Plan of Arrangement) (the “Dissent Procedures”) will be entitled, in the event that the Arrangement becomes effective, to be paid by 0730008 B.C. Ltd. (“AcquisitionCo”) the fair value of the Dynamic Shares held by such dissenting Dynamic Shareholders determined as at the point in time immediately before the passing of the Arrangement Resolution;

(c)

a Dissenting Shareholder shall, on the “Effective Date” (as defined in the Plan of Arrangement) and notwithstanding any provision of sections 237 to 247 of the BCBCA, be deemed to have transferred the Dissenting Shareholders’ Dynamic Shares to AcquisitionCo and shall cease to have any rights as a holder of Dynamic Shares except the right to be paid the fair value of their Dynamic Shares in accordance with the Dissent Procedures and in no event shall Dynamic, ExploreCo or AcquisitionCo be required to recognize the Dissenting Shareholder;

(d)	such shareholder otherwise complies strictly with the requirements of sections 237 to 247 of the BCBCA and Article 4 of the Plan of Arrangement; and

(e)	that Dynamic Shareholders shall be the only persons with a right to dissent in respect of the Arrangement Resolution.

9. The Chief Financial Officer and Corporate Secretary of the Company shall, in due course, file with the Court an Affidavit verifying the actions taken and the decisions reached at the Meeting with respect to the Arrangement.

10. The only persons entitled to notice of the Meeting and to be represented at and vote at the Meeting, either in person or by proxy, shall be the Dynamic Securityholders at the close of business on the Record Date.

11. The only persons entitled to attend the Meeting are:

(a)	the directors and auditor of the Company;

(b)	the Dynamic Shareholders and Dynamic Optionholders, or their proxies;

(c)	officers and advisors of the Company and representatives and advisors of Sequoia Oil & Gas Trust, ExploreCo and AcquisitionCo; and

(d)	any other person admitted on the invitation or with the permission of the chair of the Meeting or with the consent of the Meeting.

12. The Company, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of any Dynamic Securityholders respecting the adjournment or postponement.

13. The Company is authorized to use forms of proxy in connection with the Meeting, in substantially the same form as attached as Exhibit C to the Bardell Affidavit, and is authorized, at its expense, to solicit proxies, directly through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail, telephone or such other forms of personal or electronic communications as it may determine and as may be permitted under the BCBCA.

14. The Company be at liberty to give notice of these proceedings, including the application for the final approval of the Arrangement (the “Final Application”), to the Dynamic Securityholders by including a notice, substantially in the form of Appendix H of the Information Circular which is attached as Exhibit B to the Bardell Affidavit, as part of the Meeting Materials, mailed in the manner contemplated in paragraph 2, and that service of such notice shall be deemed to be effected on the 5th day following the day on which the Meeting Materials are so mailed and, except as provided herein, the Company is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Company in this proceeding (including affidavits filed in support of such motions), or any orders made on application by the Company, including this Order, on any person, except upon written request by a Dynamic Securityholder.

15. The Company be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.

16. The Final Application be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on September 29, 2005, and that, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Order, the Company be at liberty to proceed with the Final Application on that date.

17. Compliance with the provisions of Rule 51A of the Rules of Court be dispensed with in connection with these proceedings.

18. Any Dynamic Securityholder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such Dynamic Securityholder or person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed appearance, together with a copy of all material on which such Dynamic Securityholder or person intends to rely at the Final Application, including an outline of such Dynamic Securityholder’s or person’s proposed submissions, to the solicitors for the Company at the address for delivery set out in the Notice of Application, by 4:00 p.m. on September 28, 2005, (or, in the event the Company does not proceed with the Final Application on September 29, 2005, by 4:00 p.m. on the date preceding the date on which the Final Application is set to be heard) subject to other direction of the Court.

19. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with the preceding paragraph need be served with notice of the adjourned date.

20. The Company shall be entitled at any time to seek leave to vary this Order.

By the Court.

(signed) “Master Scarth”	(signed)
Registrar

APPROVED AS TO FORM:

(signed) “Warren B. Milman”
Counsel for the Petitioner

APPENDIX C –
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made and effective as of the 20th day of July, 2005.

BETWEEN:

DYNAMIC OIL & GAS, INC., a corporation incorporated under the laws of the Province of British Columbia (hereinafter referred to as “Dynamic”)

AND

SEQUOIA OIL & GAS TRUST, an open-ended unincorporated investment trust organized under the laws of the Province of Alberta (hereinafter referred to as “Sequoia”)

AND

SHELLBRIDGE OIL & GAS, INC., a body corporate incorporated under the laws of the Province of Alberta (hereinafter referred to as “ExploreCo”)

AND

0730008 B.C. LTD., a body corporate incorporated under the laws of the Province of British Columbia (“AcquisitionCo”)

     WHEREAS Dynamic wishes to reorganize its business for the benefit of the Dynamic Securityholders (as defined herein);

     AND WHEREAS Dynamic has caused ExploreCo to be incorporated for the purpose of acquiring the Exploration Assets (as defined herein) from Dynamic;

     AND WHEREAS Dynamic will, prior to the Effective Date, cause the Partnership (as defined herein) to be formed and the Partnership will acquire the Non-exploration Assets (as defined herein) from Dynamic;

     AND WHEREAS Dynamic and Sequoia propose a business combination whereby: (i) Sequoia will, indirectly through AcquisitionCo, acquire all of the Dynamic Shares (as defined herein) on the terms described in the Plan of Arrangement (as defined herein) attached as Exhibit 1 in exchange for, in aggregate, cash consideration equal to the Cash Consideration (as defined herein) and the AcquisitionCo Note (as defined herein) and (ii) Dynamic Shareholders will exchange the AcquisitionCo Note they receive from AcquisitionCo with ExploreCo for the common shares of ExploreCo;

     AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of an arrangement of Dynamic under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”);

     AND WHEREAS the board of directors of Dynamic has determined, based in part upon advice from its financial advisors, that the consideration to be received by the Dynamic Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Dynamic Shareholders and that the board of directors of Dynamic will cooperate with Sequoia with respect to the Arrangement as set forth herein and recommend that the Dynamic Securityholders vote in favour of the Arrangement;

     AND WHEREAS the board of directors of Dynamic has unanimously determined that it would be in the best interests of Dynamic and the Dynamic Securityholders for the directors to recommend that the Dynamic Securityholders vote in favour of the Arrangement;

     AND WHEREAS the board of directors of Sequoia Oil & Gas Ltd., as administrator of Sequoia, has unanimously determined that it would be in the best interests of Sequoia to enter into this Agreement;

     NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, unless the context otherwise requires:

(a)	“ABCA” means the Business Corporations Act (Alberta), RSA 2000 c. B-9, as amended, including the regulations promulgated thereunder, as is in effect on the date hereof;

(b)	“Acclaim Agreement” has the meaning ascribed thereto in the ExploreCo Conveyance Agreement;

(c)	“AcquisitionCo” means 0730008 B.C. Ltd., a corporation incorporated under the BCBCA and wholly-owned by Sequoia;

(d)

“AcquisitionCo Note” means the demand interest-free promissory note issued by AcquisitionCo in favour of the Dynamic Shareholders, having a principal amount equal to the ExploreCo Principal Amount and issued pursuant to the Plan of Arrangement;

(e)	“affiliate” has the meaning contemplated by the ABCA;

(f)

“Agreement” means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and “hereby”, “hereof”, “herein”, “hereunder” and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(g)

“Applicable Laws” means applicable corporate and securities laws, regulations and rules, all policies thereunder (including Rule 61-501 of the Ontario Securities Commission and the rules of the United States Securities and Exchange Commission) and rules of applicable stock exchanges, including the TSX and NASDAQ;

(h)	“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 under the BCBCA on the terms and conditions set out in the Plan of Arrangement, as supplemented, modified or amended;

(i)	“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCBCA that the Registrar requires and the records filed under section 292(a) of the BCBCA that the Registrar requires to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

(j)	“Assumed Liabilities” has the meaning ascribed thereto in the ExploreCo Conveyance Agreement;

(k)	“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002 c. 57, as amended, including the regulation promulgated thereunder as is in effect on the date hereof;

(l)

“Business” means all of the assets, undertaking and liabilities of Dynamic and its subsidiaries, including, without limitation, its producing and non-producing petroleum and natural gas properties and lands, facilities and related equipment, and other assets except for the Exploration Assets;

(m)	“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary and the City of Vancouver for the transaction of banking business;

(n)	“Canadian GAAP” means Canadian generally accepted accounting principles;

(o)	“Cash Consideration” has the meaning ascribed thereto in the Plan of Arrangement;

(p)	“Closing” means the completion of the Arrangement;

(q)

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(r)	“Court” means the Supreme Court of British Columbia;

(s)	“Depositary” means CIBC Mellon Trust Company;

(t)	“Dynamic” means Dynamic Oil & Gas, Inc. a corporation incorporated under the laws of British Columbia;

(u)	“Dynamic Acquisition Proposal” shall have the meaning ascribed thereto in subsection 8.1(c)(i);

(v)	“Dynamic Break Fee” has the meaning ascribed thereto in Section 10.2 hereof;

(w)	“Dynamic Counsel” means McCarthy Tétrault LLP, or such other legal counsel as may be designated by Dynamic;

(x)

“Dynamic Financial Statements” means the audited financial statements of Dynamic as at, and for the year ended December 31, 2004 and the unaudited financial statements of Dynamic as at, and for the three months ended, March 31, 2005;

(y)	“Dynamic GP” means a corporation to be incorporated under the ABCA, which will be a wholly-owned subsidiary of Dynamic and will be a general partner of Partnership;

(z)	“Dynamic Office Lease” means the lease dated as of March 13, 2005 between SunLife Assurance Company of Canada and Dynamic;

(aa)	“Dynamic Optionholders” means the holders from time to time of Dynamic Options;

(bb)	“Dynamic Options” means, collectively, all outstanding options, whether or not vested, entitling the holders to acquire Dynamic Shares, details of which are set out in Exhibit 4 hereto;

(cc)	“Dynamic Public Documents” means all documents or information which has been filed by or on behalf of Dynamic in compliance with or intended compliance with Applicable Laws;

(dd)

“Dynamic Reserve Report” means the report of Sproule dated May 18, 2005, and effective as of April 30, 2005, evaluating certain of Dynamic’s oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves;

(ee)	“Dynamic Securityholders” means, collectively, Dynamic Shareholders and Dynamic Optionholders;

(ff)	“Dynamic Shareholders” means the holders of Dynamic Shares;

(gg)	“Dynamic Shares” means the common shares of Dynamic as constituted on the date hereof;

(hh)	“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar;

(ii)	“Effective Time” means the time on the Effective Date at which the Arrangement is effective, as specified in the Plan of Arrangement;

(jj)

“Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(kk)	“Environmental Laws” has the meaning ascribed thereto in subsection 6.1(ll)(i);

(ll)	“Exploration Assets” means the assets owned by Dynamic and to be sold to ExploreCo pursuant to the ExploreCo Conveyance Agreement, all as more particularly described in Exhibit 2 hereto;

(mm)	“ExploreCo” means Shellbridge Oil & Gas, Inc., a body corporate incorporated under the laws of the Province of Alberta, as a wholly-owned subsidiary of Dynamic;

(nn)

“ExploreCo Conveyance Agreement” means the oil and gas asset purchase agreement to be entered into between Dynamic and ExploreCo concurrently with this Agreement and in a form satisfactory to Sequoia effecting the sale by Dynamic to ExploreCo of the Exploration Assets in exchange for the ExploreCo Note;

(oo)

“ExploreCo Note” means the demand interest-free promissory note issued by ExploreCo in favour of Dynamic, having a principal amount equal to the ExploreCo Principal Amount and issued pursuant to the ExploreCo Conveyance Agreement;

(pp)	“ExploreCo Principal Amount” means $30,925,000;

(qq)	“ExploreCo Shares” means the common shares in the capital of ExploreCo as constituted on the date hereof;

(rr)	“Fairness Advisory Fee” has the meaning ascribed thereto in Section 6.1(k);

(ss)

“Fairness Opinion” means the opinion of Peters & Co. Limited that the consideration to be received by the Dynamic Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Dynamic Shareholders;

(tt)	“Final Order” means the final order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uu)	“Financial Advisory Fee” has the meaning ascribed thereto in Section 6.1(k);

(vv)	“Governmental Authority” includes any federal, provincial, municipal or other political subdivision, government department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(ww)	“Information Circular” means the information circular – proxy statement of Dynamic to be mailed to the Dynamic Shareholders in connection with the holding of the Meeting;

(xx)

“Interim Order” means an interim order of the Court to be issued pursuant to the application referred to in subsection 8.1(o) of this Agreement and, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(yy)

“Lock-up Agreements” means the lock-up agreements to be entered into by all of the directors and officers of Dynamic who are Dynamic Shareholders, representing not less than 8% of the outstanding Dynamic Shares at the date hereof, on a non-diluted basis, each of which provides that, inter alia, such director or officer will vote in favour of the Arrangement at the Meeting;

(zz)

“Material Adverse Change” means any change (or any condition, event or development giving rise to a prospective change) in or to the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Sequoia or Dynamic, as applicable, which, or could reasonably be expected to have, a Material Adverse Effect;

(aaa)

“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, materially adverse to the business, operations, results of operations, assets, capitalization or financial condition of Sequoia or Dynamic, as applicable, each on a consolidated basis taken as a whole, but “Material Adverse Effect” shall not include an effect resulting from (i) an action taken by Sequoia or Dynamic, as the case may be, to which the other consented to in writing, (ii) conditions affecting the oil and gas industry in the jurisdictions in which Sequoia or Dynamic, as the case may be, holds its assets, each on a consolidated basis including, without limitation, changes in commodity prices, (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates, or (iv) conditions affecting the Exploration Assets only;

(bbb)

“Meeting” means the special meeting of the Dynamic Securityholders to be called to, inter alia, consider and, if thought advisable, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(ccc)

“misrepresentation” includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ddd)	“NASDAQ” means the NASDAQ Small Cap Market;

(eee)	“Non-exploration Assets” means the assets owned by Dynamic and to be sold to the Partnership pursuant to the Partnership Conveyance Agreement, all as more particularly described in Exhibit 3 hereto;

(fff)	“Partnership” means a general partnership to be formed on or before September 1, 2005 under the laws of Alberta, having Dynamic and Dynamic GP as its partners;

(ggg)

Partnership Conveyance Agreement” means the agreement to be entered into among the Partnership, Dynamic and Dynamic GP, with such representations, warranties, covenants and indemnities which are customary for a transaction of this nature and otherwise in a form satisfactory to Sequoia, acting reasonably, effecting the sale by Dynamic to Partnership of the Non-exploration Assets;

(hhh)	“person” includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(iii)	“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 13 hereof;

(jjj)	“Registrar” means the Registrar of Companies appointed under the BCBCA;

(kkk)	“Regulations” means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Business;

(lll)	“Sequoia” means Sequoia Oil & Gas Trust, an open-ended unincorporated investment trust organized under the laws of Alberta;

(mmm)	“Sequoia Break Fee” has the meaning ascribed thereto in Section 8.3 hereof;

(nnn)	“Sequoia Counsel” means Gowling Lafleur Henderson LLP, or such other legal counsel as may be designated by Sequoia;

(ooo)	“Sequoia Information” means all information contained in the Information Circular relating to Sequoia and its subsidiaries;

(ppp)	“Sequoia Trust Indenture” means the trust indenture dated as of March 16, 2005, as amended from time to time, pursuant to which Sequoia was created;

(qqq)	“Severance Obligations” has the meaning ascribed thereto in subsection 6.1(x);

(rrr)	“Sproule” means Sproule Associates Limited, independent petroleum engineering consultants;

(sss)	“subsidiary” means, when used to indicate a relationship with another body corporate or trust,

(i)

a body corporate or trust which is controlled by (A) that other, or (B) that other and one or more bodies corporate or trusts, each of which is controlled by that other, or (C) two or more bodies corporate or trusts each of which is controlled by that other; or

(ii) a subsidiary of a body corporate or trust that is the other’s subsidiary;

(ttt)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), including the regulations promulgated thereunder, as amended;

(uuu)

“Tax Pools” means undepreciated capital cost of any particular class of depreciable property, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non capital losses, cumulative eligible capital and investment tax credits, all as defined in the Tax Act, and financing expenses referred to in Section 20(1)(e) of the Tax Act;

(vvv)

“Taxes” means all taxes (including income, capital, profit, state profit share, gross receipts, windfall or excess profits, severance, royalty, production, sales, use, goods and services, value added, property, license, excise, franchise, surtax, education, health and payroll taxes, pension, unemployment insurance and worker’s compensation levies), duties, premiums, assessments, rates, imposts, fees, levies or other charges, including any governmental charges, penalties, interest and fines imposed by or payable to any Governmental Authority; and

(www)	“TSX” means the Toronto Stock Exchange.

1.2 The following Exhibits form part of this Agreement:

Exhibit 1 — Plan of Arrangement
Exhibit 2 — Exploration Assets
Exhibit 3 — Non-exploration Assets
Exhibit 4 — Outstanding Dynamic Options

ARTICLE 2
INTERPRETATION

2.1

The division of this Agreement into Articles, Sections, subsections and paragraphs, the provision of a table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3	In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa and; words importing gender shall include all genders.

2.4

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5	References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6	Unless otherwise specifically designated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

2.8	All references to the date of this Agreement, “the date hereof” or similar expressions or references shall mean July 20, 2005, except as is expressly provided herein.

2.9

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP applied on a consistent basis.

2.10

Whenever used in this Agreement, the words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive.

2.11

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of Dynamic or Sequoia, as applicable, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the directors and officers of Dynamic or Sequoia, as applicable, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

ARTICLE 3
DYNAMIC’S CLOSING CONDITIONS

3.1

The obligation of Dynamic and ExploreCo to complete the transactions contemplated herein are subject to the fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by Sequoia and AcquisitionCo in Section 7.1 of this Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not, directly or indirectly, adversely affect the completion of the Arrangement in accordance with its terms and Sequoia shall have provided to Dynamic a certificate of an officer of Sequoia Oil & Gas Ltd. certifying as to such matters on behalf of Sequoia on the Effective Date;

	(b)	Sequoia shall have provided Dynamic with opinions of Sequoia Counsel satisfactory to Dynamic, acting reasonably, dated the Effective Date and addressed to Dynamic to the effect that:

		(i)	Sequoia is a duly formed and validly subsisting trust organized under the laws of the Province of Alberta;

(ii)

all necessary proceedings and actions of each of Sequoia and AcquisitionCo have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, including the Arrangement, the performance by Sequoia and AcquisitionCo of their obligations hereunder and thereunder, and the execution and delivery by Sequoia and AcquisitionCo of this Agreement and all documents to be delivered pursuant hereto;

(iii)

the execution and delivery by each of Sequoia and AcquisitionCo of this Agreement and all related documents to be delivered pursuant to this Agreement to which Sequoia or AcquisitionCo is a party, the performance by Sequoia and AcquisitionCo of their obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

(A)

result in the breach of or violate any term or provision of the Sequoia Trust Indenture or any other governing documents of Sequoia or the notice of articles or articles or other governing documents of AcquisitionCo; or

(B)

violate any provision of law or administrative regulation or, in each case as known to Sequoia Counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Sequoia; and

(iv)

this Agreement has been, and the documents delivered pursuant hereto to which Sequoia or AcquisitionCo is a party have been, duly executed and delivered by Sequoia and AcquisitionCo and this Agreement and such other documents are, valid and binding on Sequoia and AcquisitionCo and enforceable against Sequoia and AcquisitionCo in accordance with their terms,

Sequoia shall also have provided to Dynamic customary transaction opinions of Sequoia Counsel satisfactory to Dynamic, acting reasonably, pertaining to AcquisitionCo in respect to matters concerning due incorporation; due authorization, execution, delivery, performance and enforceability of the transaction agreements; and to breach of governing documents or violation of laws, which opinions shall be dated the Effective Date and shall be addressed to Dynamic.

In giving the foregoing opinions, Sequoia Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of British Columbia or Alberta, or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Sequoia Counsel is of the opinion that the opinion of such local counsel is one upon which Sequoia Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Sequoia or any other appropriate persons reasonably acceptable to Dynamic Counsel provided further that such opinion shall be limited to the applicable federal and provincial laws of Canada;

(c)

Sequoia and AcquisitionCo shall have complied in all material respects with their covenants in this Agreement and Sequoia shall have provided to Dynamic a certificate of a senior officer of Sequoia Oil and Gas Ltd. certifying, on behalf of Sequoia and AcquisitionCo, as to such compliance and Sequoia shall have no actual knowledge to the contrary; and

(d)

no later than three (3) business days before the Effective Date, an amount equal to the Cash Consideration payable by AcquisitionCo pursuant to the Arrangement, shall have been deposited with the Depositary in accordance with Section 5.2 of the Plan of Arrangement.

The foregoing conditions precedent are for the benefit of Dynamic and ExploreCo and may be waived, in whole or in part, by Dynamic in writing at any time. If any of the conditions precedent shall not be complied with or waived by Dynamic on or before the date required for the performance thereof, Dynamic may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from Dynamic to Sequoia.

ARTICLE 4
SEQUOIA’S CLOSING CONDITIONS

4.1

The obligation of AcquisitionCo and Sequoia to complete the transactions contemplated herein is subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)

the representations and warranties made by Dynamic in Section 6.1 of this Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Dynamic and its subsidiaries, taken as a whole; and Dynamic shall have provided to Sequoia a certificate of an officer of Dynamic certifying as to such matters on the Effective Date and Dynamic shall have no actual knowledge to the contrary;

	(b)	Dynamic shall have provided Sequoia with opinions of Dynamic Counsel satisfactory to Sequoia and Sequoia Counsel, acting reasonably, dated the Effective Date and addressed to Sequoia:

(i)

to the effect that Dynamic is a valid and subsisting corporation under the laws of the Province of British Columbia and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii)

to the effect that all necessary corporate proceedings and actions of Dynamic, have been taken to fully, validly and effectively authorize this Agreement and the Arrangement and the transactions contemplated herein and therein, including the performance by Dynamic of its obligations hereunder and thereunder, and the execution and delivery by Dynamic of this Agreement and all documents delivered pursuant hereto or thereto;

(iii)

to the effect that the execution and delivery by Dynamic of this Agreement and all related documents delivered pursuant to this Agreement to which Dynamic is a party, the performance by Dynamic of its obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

	(A)	result in the breach of or violate any term or provision of the notices of articles or articles of Dynamic; or

(B)

violate any provision of law or administrative regulation or, in each case as known to Dynamic Counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Dynamic, or the Business.

(iv)

to the effect that this Agreement and the documents delivered pursuant hereto to which Dynamic is a party have been duly executed and delivered by Dynamic and this Agreement is, and such other documents are, valid and binding on Dynamic and enforceable against it in accordance with their respective terms; and

(v)	as to the authorized and outstanding capital of Dynamic immediately prior to the Effective Date.

Dynamic shall also have provided to Sequoia customary transaction opinions of Dynamic Counsel satisfactory to Sequoia, acting reasonably, pertaining to Dynamic’s subsidiaries in respect to matters concerning due formation or incorporation (as applicable); due authorization, execution, delivery, performance and enforceability of transaction agreements; and to breach of governing documents or violation of laws, which opinions shall be dated the Effective Date and shall be addressed to Sequoia.

In giving such opinions, Dynamic Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Provinces of British Columbia or Alberta or, the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Dynamic Counsel is of the opinion that the opinion of such local counsel is one upon which Dynamic Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Dynamic or any other appropriate persons reasonably acceptable to Sequoia Counsel;

(c)

Dynamic shall have complied in all material respects with its covenants in this Agreement and Dynamic shall have provided to Sequoia a certificate of a senior officer certifying as to such compliance and Dynamic shall have no actual knowledge to the contrary;

(d)

Dynamic shall have received in cash the entire gross proceeds payable upon the exercise of those Dynamic Options exercised from the date of this Agreement until the Effective Time and Dynamic shall have provided to Sequoia a certificate of its Chief Financial Officer certifying as to such receipt;

(e)

before giving effect to the transactions contemplated by this Agreement, there shall have been no Material Adverse Change or any condition event or development involving a prospective Material Adverse Change in respect of Dynamic or the Business, except as disclosed in the Dynamic Public Documents (including the Dynamic Financial Statements) prior to the date hereof or except as have been previously disclosed in writing to Sequoia prior to the date hereof;

(f)	the Partnership shall have been created and the Non-Exploration Assets shall have been conveyed to the Partnership pursuant to the Partnership Conveyance Agreement on or before September 1, 2005;

(g)

prior to the Effective Time, all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated, as evidenced by a certificate from a senior officer of Dynamic confirming that all Dynamic Options have been exercised, cancelled or terminated, or Sequoia shall be otherwise satisfied that the Dynamic Options will no longer represent any right to acquire Dynamic Shares after giving effect to the Arrangement;

(h)	holders of not more than 5% of the issued and outstanding Dynamic Shares shall have exercised rights of dissent in relation to the Arrangement;

(i)

the board of directors of Dynamic shall have made and shall not have changed, withdrawn or modified its endorsement of the Arrangement, its determination that the Arrangement is fair and in the best interests of Dynamic and the Dynamic Shareholders and its recommendation that Dynamic Shareholders vote in favour of the Arrangement;

(j)

each of the members of the board of directors of Dynamic and each of the officers of Dynamic shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a release (satisfactory to Sequoia, acting reasonably) in favour of Dynamic, in exchange for a release of Dynamic (satisfactory to Sequoia acting reasonably) in favour of each of such directors and officers (subject, in each case, to ongoing rights of indemnity in favour of such directors and officers), and the board of directors of Dynamic shall have been reconstituted with nominees of Sequoia as at the Effective Date;

(k)	Sequoia shall be satisfied that there are no outstanding claims or rights or securities which could become claims or rights to Dynamic Shares;

(l)

immediately prior to the Effective Time: (i) the aggregate number of Dynamic Shares, issued and outstanding (including those which may be issued pursuant to the exercise of the then outstanding Dynamic Options) does not exceed 26,467,278; (ii) there are no other shares of Dynamic outstanding; and (iii) no person has any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Dynamic Shares; and Dynamic shall have provided to Sequoia a certificate from Dynamic’s registrar and transfer agent as to the issued and outstanding Dynamic Shares, as at the

Effective Date and before giving effect to the transactions contemplated pursuant to the Arrangement;

(m)

there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of AcquisitionCo to effectively exercise full rights of ownership of the Dynamic Shares, including, without limitation, the right to vote any such shares, or the ability of Sequoia to operate, use and enjoy the Business; and

(n)	Sequoia and the Dynamic Shareholders referred to in Section 1.1(yy) will have executed and delivered Lock-up Agreements on or before 4:00 p.m. on July 21, 2005.

The foregoing conditions precedent are for the benefit of Sequoia and AcquisitionCo and may be waived, in whole or in part, by Sequoia in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Sequoia on or before the date required for the performance thereof, Sequoia may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Dynamic.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1

The obligations of Sequoia, AcquisitionCo, Dynamic and ExploreCo to complete the transactions contemplated herein and to file the Arrangement Filings in order to give effect to the Arrangement are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)

on or before September 1, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Sequoia and Dynamic, each acting reasonably, and such Interim Order shall not have been set aside or modified in a manner unacceptable to Sequoia or Dynamic, each acting reasonably;

(b)

the “Arrangement Resolution” (as defined in the Plan of Arrangement) shall have been passed by the Dynamic Securityholders as required pursuant to the Interim Order and all Applicable Laws, on or before September 29, 2005, in form and substance satisfactory to each of Sequoia and Dynamic, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

	(c)	on or before September 30, 2005, the Final Order shall have been granted in form and substance satisfactory to Sequoia and Dynamic, each acting reasonably;

	(d)	the Arrangement shall have become effective on or before September 30, 2005 in accordance with the terms of the Plan of Arrangement;

(e)

there shall be no action taken under any existing applicable law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that:

	(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement; or

	(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)

Dynamic and Sequoia shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions satisfactory to Dynamic and Sequoia, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period; and

(g)

On or before the Effective Date, either the TSX or the TSX Venture Exchange shall have conditionally approved the listing of the ExploreCo Shares issuable under the Arrangement on terms which ExploreCo is capable of satisfying after giving effect to the Arrangement.

The foregoing conditions are for the mutual benefit of Sequoia and Dynamic and may be waived, in whole or in part, by Sequoia and Dynamic together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Sequoia or Dynamic may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other parties.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF DYNAMIC AND EXPLORECO

6.1	Dynamic represents, warrants and covenants to Sequoia that:

(a)

Dynamic is duly organized and validly existing under the laws of the Province of British Columbia, has the capacity, power and authority to own or lease its property and assets and carry on its business as now conducted by it;

(b)

at the Effective Date, Dynamic GP will be duly organized and validly existing under the laws of the Province of Alberta and will have the capacity, power and authority to own or lease its property and assets and carry on its business;

(c)

Dynamic is, and at the Effective Date Dynamic GP will be, duly qualified to carry on business and is in good standing in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing will not have a Material Adverse Effect on Dynamic or the Business;

	(d)	at the Effective Date, the Partnership will be a validly existing partnership under the laws of the Province of Alberta and will own the Non-exploration Assets;

	(e)	at the date hereof Dynamic does not have any subsidiaries other than ExploreCo and at the Effective Date Dynamic will not have any subsidiaries other than ExploreCo;

(f)

Dynamic has all requisite corporate power and authority to enter into this Agreement and, subject to the Dynamic Securityholders approving the Arrangement Resolution pursuant to and in accordance with the Interim Order, all documents to be delivered pursuant hereto to which Dynamic will be a party and, subject to the Dynamic Securityholders approving the Arrangement Resolution pursuant to and in accordance with the Interim Order, to perform its obligations hereunder and thereunder;

(g)

this Agreement has been duly authorized, executed and delivered by Dynamic and all documents to be executed and delivered by Dynamic pursuant to this Agreement will be duly executed and delivered, and this Agreement constitutes, and each of the other documents to be executed and delivered by Dynamic pursuant to this Agreement will, once executed, constitute, a legal, valid and binding obligation of Dynamic enforceable against it in accordance with its terms;

(h)

the execution and delivery of this Agreement and all documents to be delivered pursuant hereto to which Dynamic will be a party, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

	(i)	result in the breach of or violate any term or provision of the notice of articles or articles of Dynamic;

(ii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, contract, instrument, license, permit or authority to which Dynamic is a party or by which it is bound or to which any of its property is subject;

(iii)

give to any person any material interest or right, including the right of purchase, termination, cancellation or acceleration under any such agreement, contract instrument, license, permit or authority;

	(iv)	result in the creation of any Encumbrance upon any assets comprised in the Business; or

	(v)	violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Dynamic, the Dynamic Shares, or the Business,

except to the extent such result or occurrence as set forth in this subsection 6.1(h) does not have a Material Adverse Effect on Dynamic;

(i)

Dynamic has complied with and is in compliance with all laws or regulations applicable to the operation of the Business, including all Applicable Laws and Regulations, except where failure to do so would not have a Material Adverse Effect on Dynamic, and Dynamic has all licenses, permits, orders or approvals of, and has made all required registrations with any government or regulatory body that are material to the conduct of the Business;

(j)

the board of directors of Dynamic, upon consultation with its advisors and upon receipt of a Fairness Opinion, has unanimously approved the Arrangement and Dynamic entering into this Agreement and has determined that (i) the Arrangement is fair to Dynamic Shareholders, (ii) the Arrangement is in the best interests of Dynamic and the Dynamic Shareholders, and

(iii) that the board of directors of Dynamic will unanimously recommend that Dynamic Shareholders vote in favour of the Arrangement;

(k)

Dynamic has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated herein, other than: (i) the fee payable pursuant to the financial advisory agreement dated October 8, 2004 entered into between Orion Securities Inc. and Dynamic (the “Financial Advisory Fee”), a copy of which has been provided to Sequoia, and the Financial Advisory Fee will not exceed $1,230,575; and (ii) the fee payable pursuant to the financial advisory agreement dated June 22, 2005 entered into between Peters & Co. Limited and Dynamic (the “Fairness Advisory Fee”), a copy of which has been provided to Sequoia, and the Fairness Advisory Fee will not exceed $225,000;

(l)

except as previously disclosed in writing to Sequoia, there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Dynamic contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Dynamic, or the Business, including, without limitation, the title to, or ownership of, the Business, which could have a Material Adverse Effect on Dynamic or the Business and, to the best of the knowledge, information and belief of Dynamic, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(m)

as of the date hereof, the authorized capital of Dynamic consists of up to 60 million Dynamic Shares, of which as at the date hereof, 24,558,978 Dynamic Shares are presently issued and outstanding, all of which are issued as fully paid and non-assessable;

(n)

no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Dynamic, except for Dynamic Options to purchase in an aggregate not more than 1,908,300 Dynamic Shares, the particulars of which are set out in Exhibit 4 hereto;

(o)

except as disclosed in writing to Sequoia prior to the date hereof, as at the date hereof the minute books of Dynamic are complete, accurate and up to date in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders of Dynamic;

(p)

the Dynamic Financial Statements have been prepared in accordance with Canadian GAAP applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Dynamic as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Dynamic as at the dates thereof and in all material respects all accounts receivable included in the Dynamic Financial Statements, except to the extent collected since the date thereof, are bona fide, collectible and not subject to set-off or counterclaim;

(q)

no securities commission, stock exchange or similar regulatory authority has issued any order preventing or suspending trading of any securities of Dynamic, and Dynamic is not in default of any requirement of Applicable Laws;

(r)

the information and statements set forth in the Dynamic Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Dynamic which is not disclosed in such public record, and Dynamic has not filed any confidential material change reports which continue to be confidential;

(s)	since December 31, 2004, Dynamic has:

	(i)	not amended its articles or notice of articles;

	(ii)	not disposed of any property or assets out of the ordinary course of business and not disposed of any material properties set forth in the Dynamic Reserve Report;

	(iii)	conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

	(iv)	not suffered any Material Adverse Change in its Business;

(v)

not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained, except as required under Canadian GAAP;

	(vi)	not paid any bonuses or other unusual payments other than directors fees or as otherwise as disclosed in writing to Sequoia prior to the date hereof;

	(vii)	not issued any guarantees or made any commitments outside the normal course of business other than as disclosed in writing to Sequoia prior to the date hereof;

	(viii)	not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by Canadian GAAP to be reflected on the balance sheet of Dynamic; and

	(ix)	except as disclosed in writing to Sequoia prior to the date hereof, not entered into or closed any hedge, swap or other like transactions;

(t)

since December 31, 2004, there has been no Material Adverse Change in the affairs, operations, capitalization, financial condition, prospect, licenses, permits, rights or privileges, whether conditional or otherwise, of Dynamic and its subsidiaries on a consolidated basis;

(u)

Dynamic has conducted and is conducting the Business and operations of Dynamic in accordance with good oil and gas industry practice and in compliance in all material respects with all Applicable Laws and Regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Dynamic of each jurisdiction in which it carries on business, and Dynamic holds all licenses, registrations and qualifications material to its business and assets (and which are necessary or desirable to carry on its business) in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on the business and operations of Dynamic, taken as a whole, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the Business and operations of Dynamic, taken as a whole;

(v)

all ad valorem, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Dynamic in respect of any properties or assets up to the date hereof and to the Effective Time have been or will be properly and fully paid and discharged;

(w)

except as disclosed in writing to Sequoia prior to the date hereof, no officer, director, employee or consultant of Dynamic, any associate or affiliate of any such person or any party not at arm’s length to Dynamic owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Dynamic’ properties or assets or any revenue or rights attributed thereto;

(x)

except as have been disclosed in writing to Sequoia prior to the date hereof, there are no written contracts, bonus, severance or other arrangements to which Dynamic is a party with any director, officer, employee or consultant of Dynamic, or any associate or affiliate of any such director, officer, employee or consultant, nor is there any indebtedness owing by Dynamic to any such parties or by any such parties to Dynamic and the aggregate amount payable under all employment contracts, bonus and severance arrangements or obligations, whether by agreement, arrangement or required by law and whether or not in writing, upon the completion of the Arrangement does not exceed $1,773,650 (the “Severance Obligations”);

(y)

prior to the Effective Date Dynamic will not implement any shareholder rights plan, amend its existing shareholder rights plan or, except as contemplated in this Agreement, any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Dynamic Shares or other securities of Dynamic or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective;

(z)

all policies of insurance in force as of the date hereof naming Dynamic as an insured have been disclosed to Sequoia, all such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Plan of Arrangement and, in the event such policies expire pursuant to their terms, Dynamic will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date;

(aa)

Dynamic has made available to Sproule prior to the issuance of the Dynamic Reserve Report, all information necessary for and material to the accurate assessment of the petroleum and natural gas reserves. None of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course of its business) Dynamic has no knowledge of any Material Adverse Change to the petroleum and natural gas reserves of Dynamic since the effective date of the Dynamic Reserve Report;

(bb)

Dynamic has renounced all amounts required to be renounced by it under all flow-through agreements to which it is a party and, as at the date hereof, Dynamic has outstanding obligations to incur expenditures of not more than $1,421,838 pursuant to such flow-through agreements;

(cc)

except as has been disclosed in writing to Sequoia prior to the date hereof, Dynamic is not aware of any defects, failures or impairments in the title of Dynamic to its petroleum and natural gas properties or facilities which in aggregate could have a Material Adverse Effect on Dynamic, taken as a whole, or the anticipated cash-flow of Dynamic or the Business;

(dd)	as of May 1, 2005, Dynamic’s liabilities did not exceed $29,000,000;

(ee)

at or before Closing, Dynamic will have duly and timely filed, in proper form, all returns in respect of Taxes under the Tax Act, the Alberta Corporate Tax Act (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the Mines and Minerals Tax Act (Alberta), the Freehold Mineral Rights Tax Act (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Dynamic, the Excise Tax Act (Canada) and any sales tax legislation of a province of Canada or any foreign country in which it is liable to pay or remit Taxes for all prior periods in respect of which such filings are required and due under applicable legislation; such returns are true, complete and correct in all material respects; the tax liability of Dynamic is as shown on such returns; all Taxes payable with respect to periods ending on or prior to May 1, 2005 related to Dynamic have been paid or reflected in the Dynamic Financial Statements and calculated in accordance with Canadian GAAP; all payments by Dynamic to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Dynamic has withheld from each payment made to any of its present or former officers, directors and employees the amount of all Taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Dynamic has remitted any goods and services tax or sales tax payable by it or collected by it to the proper tax authority within the time required under any applicable tax legislation except for such taxes arising as a result of the creation and existence of the Partnership or which arise as a result of any action or omission taken by AcquisitionCo or Sequoia; Dynamic has made all instalment payments required to be made prior to the date hereof under all applicable tax legislation and will have made on or before the Effective Date all instalment payments required to be made prior to the Effective Date except for such instalment payments arising as a result of the creation and existence of the Partnership or which arise as a result of any action or omission taken by AcquisitionCo or Sequoia; and Dynamic has paid all taxes which are due and payable as at the date hereof and will have paid all taxes due or payable prior to the Effective Date on or before the Effective Date, except for such taxes arising as a result of the creation and existence of the Partnership or which arise as a result of any action or omission taken by AcquisitionCo or Sequoia;

(ff)

there are no outstanding agreements or waivers material to Dynamic extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Dynamic material to Dynamic or the Business pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(gg)

Dynamic has received notices of assessment with respect to income tax for all periods ending on or before December 31, 2003 and with respect to goods and services tax for all periods ending on or before March 31, 2005;

(hh)

Dynamic has no liability, contingent or otherwise, for Taxes, other than Taxes not now due and payable with respect to its ordinary operations during the current fiscal period. There are no contingent tax liabilities or any grounds which could reasonably be expected to prompt an assessment or reassessment of Dynamic and Dynamic has not received any indication from any taxing authority that an audit, investigation, assessment or reassessment is proposed or underway, regardless of its merits;

(ii)	as of the Effective Date the Partnership has not had a fiscal year ending on or before Closing and no tax election forms have been completed or filed with respect to the Partnership;

(jj)

as at July 1, 2005, after accounting for income accrued to July 1, 2005 and deductions from the Tax Pools expected as a consequence of the transfer of the Exploration Assets to ExploreCo pursuant to the ExploreCo Conveyance Agreement, Dynamic had Tax Pools of at least the following:

	(i)	undepreciated capital cost: $nil,

	(ii)	Canadian oil and gas property expense: $4,000,000,

	(iii)	Canadian development expense: $10,000,000, and

	(iv)	Canadian exploration expense: $2,500,000;

(kk)

except as disclosed to Sequoia prior to the date hereof, neither Dynamic nor ExploreCo is party to any written contracts of employment or consulting agreements or collective bargaining agreements and there are no currently existing employment benefit plans, arrangements or agreements, other than health and group insurance plans and customary government plans such as Canada Pension Plan, Employment Insurance and Workers Compensation, to which Dynamic is a party or by which it is bound;

(ll)	to the best of the knowledge of Dynamic, except to the extent that any violation or other matter referred to in this paragraph does not have a Material Adverse Effect on Dynamic, taken as a whole:

(i)

Dynamic is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees, directives or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

	(ii)	Dynamic has operated the Business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)

except as disclosed in writing to Sequoia prior to the date hereof including as disclosed in a report entitled “Environmental Monitoring Programs, St. Albert Gas Plant”, prepared by Brian Lundale, Manager Health, Safety and Environment for Dynamic, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by Dynamic or under its control;

(iv)

there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Dynamic;

	(v)	no orders, directions or notices of any Governmental Authority have been issued and remain outstanding pursuant to any Environmental Laws relating to the business, assets or operations of Dynamic;

	(vi)	Dynamic has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii)

Dynamic holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use or operation of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Dynamic, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta), Dynamic has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(mm)

Dynamic is a “reporting issuer” or the equivalent thereof in the provinces of British Columbia and Ontario and is a registrant in the United States and is in material compliance with all Applicable Laws of such jurisdictions and the rules and policies of the TSX and NASDAQ and the Dynamic Shares are listed only on the TSX and NASDAQ;

(nn)

except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of Applicable Laws and, the rules of the TSX and NASDAQ, (i) there is no legal impediment to the consummation by Dynamic of the transactions contemplated by this Agreement or any agreement contemplated hereunder and (ii) other than certain filings in the United States, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the making of this Agreement by Dynamic or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder;

(oo)	all information relating to Dynamic and the Business in the Information Circular shall be true and complete in all material respects and shall not contain any material misrepresentation; and

(pp)	all of the data and information relating to Dynamic, its subsidiaries and the Business provided or disclosed to Sequoia or any of its officers, employees, agents or other representatives in writing was accurate and correct in all material respects as at the date of such data and information.

6.2	ExploreCo represents, warrants and covenants to Sequoia that:

(a)

ExploreCo is duly organized and validly existing under the laws of the Province of Alberta, has the capacity, power and authority to own or lease its property and assets and carry on its business as now conducted by it;

(b)

this Agreement has been duly authorized, executed and delivered by ExploreCo and all documents to be executed and delivered by ExploreCo pursuant to this Agreement including, without limitation, the ExploreCo Conveyance Agreement will be duly executed and delivered, and this Agreement constitutes, and each of the other documents to be executed and delivered by ExploreCo pursuant to this Agreement will, once executed, constitute, a legal, valid and binding obligation of ExploreCo enforceable against it in accordance with its terms;

(c)

the execution and delivery of this Agreement and all documents to be delivered by ExploreCo pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

		(i)	result in the breach of or violate any term or provision of the articles, by laws or governing documents of ExploreCo;

(ii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, contract, instrument, license, permit or authority to which ExploreCo is a party or by which it is bound or to which any of its property is subject;

(iii)

give to any person any material interest or right, including the right of purchase, termination, cancellation or acceleration under any such agreement, contract instrument, license, permit or authority;

		(iv)	violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to ExploreCo;

except to the extent such result or occurrence as set forth in this subsection 6.1(h) does not have a Material Adverse Effect on ExploreCo;

(d)

except as disclosed in writing to Sequoia prior to the date hereof, ExploreCo is not party to any written contracts of employment or consulting agreements or collective bargaining agreements and there are no currently existing employment benefit plans, arrangements or agreements, other than health and group insurance plans and customary government plans such as Canada Pension Plan, Employment Insurance and Workers Compensation, to which ExploreCo is a party or by which it is bound;

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF SEQUOIA

7.1	Sequoia and AcquisitionCo jointly and severally represent, warrant and covenant to Dynamic that:

(a)

Sequoia is a trust duly created and validly existing under the laws of Alberta and Sequoia Oil & Gas Ltd. and AcquisitionCo are each a corporate body duly incorporated and organized and validly existing under the laws of Alberta, and each has the requisite power and capacity to undertake its investment activities in the case of Sequoia and to carry on its business in the case of Sequoia Oil & Gas Ltd. and AcquisitionCo as such activities are or such business is now being conducted;

(b)

Sequoia is the registered and beneficial owner of 100% of the outstanding voting shares of Sequoia Oil & Gas Ltd. and the beneficial owner of 100% of AcquisitionCo with good and valid title to all such shares, free and clear of all liens and encumbrances;

(c)

Sequoia has the requisite trust power and capacity to enter into this Agreement and all documents to be delivered pursuant hereto to which Sequoia will be a party and to perform out its obligations hereunder and thereunder. AcquisitionCo has all requisite corporate power and authority to enter into this Agreement and all documents to be delivered pursuant hereto to which AcquisitionCo will be a party and to perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by Sequoia and AcquisitionCo and all documents to be executed and delivered by Sequoia and AcquisitionCo pursuant to this Agreement will be duly executed and delivered, and this Agreement constitutes, and each of the other documents to be executed and delivered by Sequoia or AcquisitionCo pursuant to this Agreement will, once executed, constitute, a legal, valid and binding obligation of Sequoia and AcquisitionCo, as applicable, enforceable against it in accordance with its terms.

(d)

the execution and delivery of this Agreement and all documents to be delivered pursuant hereto to which Sequoia or AcquisitionCo will be a party, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i)

result in the breach of or violate any term or provision of the Sequoia Trust Indenture or any term or provision of the notice of articles or articles or other governing documents of AcquisitionCo or any of the subsidiaries of Sequoia;

(ii)

conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, contract, instrument, license, permit or authority to which Sequoia or AcquisitionCo is a party or by which either Sequoia or AcquisitionCo is bound or to which any of their property is subject; or

(iii)	violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Sequoia or AcquisitionCo;

except to the extent such result or occurrence as set forth in this subsection 7.1(d) will not, directly or indirectly, adversely affect the completion of the Arrangement in accordance with the terms of the Plan of Arrangement;

(e)	completion of the Arrangement will not require the approval of the unitholders of Sequoia;

(f)	Sequoia has made arrangements such that it will have available cash sufficient to permit AcquisitionCo to pay the Cash Consideration payable as partial consideration for the

Dynamic Shares pursuant to the Plan of Arrangement and as contemplated in Section 3.1(d) and Section 10.1(k) and will advance the Cash Consideration to AcquisitionCo prior to three (3) business days before the Effective Date to permit AcquisitionCo to satisfy the condition set out in such section and comply with Section 10.1(k); and

(g)

all of the data and information relating to Sequoia and its subsidiaries provided or disclosed to Dynamic or any of its officers, employees, agents or other representatives was accurate and correct in all material respects as at the date of such data and information.

ARTICLE 8
COVENANTS OF DYNAMIC

8.1

Dynamic covenants and agrees with Sequoia that, until Closing or the termination of this Agreement (except Section 8.1(i) and 8.1(m) which, as set out in Section 12.4 will survive termination), whichever is the earlier, except with the prior written consent of Sequoia:

	(a)	other than as contemplated herein or as otherwise approved by Sequoia in writing, Dynamic will not, directly or indirectly, do or permit to occur any of the following:

(i)

pursue any corporate acquisition or disposition outside of the ordinary course of business or amalgamation, merger or arrangement or purchase or sale of assets outside of the ordinary course of business or make any material change to the business, capital or affairs of Dynamic;

(ii)

issue, enter into any agreement to issue or grant any right to acquire (whether absolute or contingent) any securities of Dynamic other than the issuance of Dynamic Shares pursuant to outstanding Dynamic Options;

		(iii)	amend any agreements relating to outstanding Dynamic Options without Sequoia’s prior written consent, which consent shall not be unreasonably withheld;

		(iv)	propose or effect any changes in its capital structure or its articles or notice of articles;

(v)

split, combine or re-classify the outstanding Dynamic Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise in respect of Dynamic Shares;

		(vi)	redeem, purchase or offer to purchase any Dynamic Shares, Dynamic Options or other securities;

		(vii)	reduce the stated capital of Dynamic or any of its outstanding shares;

		(viii)	pay any dividends or make any distributions to the Dynamic Shareholders;

(ix)

acquire or agree to acquire (by merger, amalgamation, acquisition of securities or assets or otherwise) any person, corporation, partnership or other business or organization or division or, except in the ordinary course of business, any assets or property;

(x)	conduct any activity or operations that would otherwise be detrimental to completion of the Arrangement;

(xi)

other than pursuant to commitments entered into by Dynamic prior to the date of the Agreement and disclosed to Sequoia prior to the date hereof, expend any amounts, incur any liabilities, create any Encumbrance on any of its properties or assets, enter into any agreements, arrangements, provide any loans, or make any commitments outside of the ordinary course of business (whether absolute, contingent or otherwise), or make any offers that could result in any agreements or commitments, whether or not in the ordinary course of business (in each case, other than with respect to the Exploration Assets) (A) in respect of capital or operating expenditures, in an amount in excess of $25,000 for any one transaction and $100,000 in aggregate, and (B) in respect of asset acquisitions, in an amount in excess of $100,000 for any one transaction and $100,000 in aggregate;

(xii)

other than pursuant to commitments entered into by Dynamic prior to the date of this Agreement and disclosed to Sequoia prior to the date hereof, pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xiii)	enter into or close any hedge, swaps or other like transactions;

(xiv)

other than pursuant to commitments entered into by Dynamic prior to the date of this Agreement and disclosed to Sequoia prior to the date hereof, sell, dispose of, transfer, convey, encumber, surrender, release or abandon the whole or any part of its assets, other than in the ordinary course of business, including through production;

(xv)	make any payment to any director, officer or employee outside of their ordinary and usual compensation for services provided;

(xvi)

except as disclosed in writing to Sequoia prior to the date hereof, grant any officer or director an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan for the benefit of directors, officers or employees except as is necessary to comply with applicable laws or the existing provisions of any such plans or agreement, nor will it make any loan to any director, officer, employee, consultant or any other party not at arm’s length with Dynamic;

(xvii)	terminate any employees which would give rise to liability greater than disclosed in Section 6.1(x);

(xviii)

take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(b)	it shall:

(i)

except as otherwise permitted in this Agreement, conduct its business only in the usual ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in the proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and shall consult with Sequoia in respect of its ongoing business and affairs and keep Sequoia up to date on all material developments related thereto;

	(ii)	provide to Sequoia reports on Dynamic’s operations and affairs as may be reasonably requested from time to time by Sequoia;

(iii)

use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(iv)

use its reasonable commercial efforts to preserve intact its business organizations and goodwill and to maintain satisfactory relationships with suppliers, distributors, customers, joint operators and others having business relationships with it;

(v)

promptly notify Sequoia orally and in writing of any Material Adverse Change to Dynamic or the Business, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(vi)

it shall retain all of the gross proceeds received from the exercise of Dynamic Options occuring from the date of this Agreement until the Effective Time and may only use such proceeds in a manner permitted by this Agreement;

(c)	it shall not, and shall cause the directors, officers, employees, advisors and other representatives of Dynamic and its subsidiaries (“Representatives”) not to, directly or indirectly:

(i)

solicit, facilitate, initiate, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes or may constitute a Dynamic Acquisition Proposal (as defined below) (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Dynamic or its shareholders from any person which constitutes, or may reasonably expect it to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Dynamic or its shareholders of any securities of Dynamic; (B) any acquisition of a substantial amount of assets of Dynamic; (C) an amalgamation, arrangement, merger, consolidation of any of Dynamic; or (D) any take-over bid, issuer bid, exchange offer, re-capitalization, liquidation, dissolution, re-organization into a royalty trust or income fund or similar transaction involving any of Dynamic or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the

Arrangement to Sequoia (any such inquiry or proposal in respect of any of the foregoing referred to as a “Dynamic Acquisition Proposal”). Dynamic shall immediately cease and cause to be terminated, and shall cause its subsidiaries and all Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any person conducted heretofore with respect to, or that could reasonably be expected to lead to a Dynamic Acquisition Proposal. Dynamic shall promptly notify each Representative of its obligations under this Section 8.1(c)(i) and without limiting the foregoing, it is agreed that any violation of the restrictions set forth above by any subsidiary of Dynamic or any Representative, whether or not such person is purporting to act on behalf of Dynamic, shall be deemed to be a breach of this Section 8.1(c)(i);

(ii)

enter into or participate in any discussions or negotiations regarding a Dynamic Acquisition Proposal or, except in the ordinary course of business, furnish any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Dynamic or of a Dynamic Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii)

waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of any rights or other benefits of Dynamic in any confidential information agreement, including, without limitation, any “standstill provision” thereunder;

provided that the foregoing shall not prevent the board of directors of Dynamic from responding as required by law to any bona fide unsolicited offer or proposal in writing regarding a Dynamic Acquisition Proposal from a third party (provided that prior to providing any additional information, such third party first enters into a confidentiality agreement substantially similar to the confidentiality agreement provided to Sequoia and which confidentiality agreement shall not in any way restrict disclosure to Sequoia by Dynamic, including disclosure of prospective discussions and negotiations between Dynamic and such third party) or making any disclosure to its shareholders with respect thereto, if and only to the extent that such third party has demonstrated that the funds or other consideration necessary for the Dynamic Acquisition Proposal are available and Dynamic’s board of directors shall have concluded in good faith after receiving advice of its financial advisors, that such Dynamic Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially more favourable to Dynamic and the Dynamic Securityholders than the Arrangement, and after considering applicable law and written advice of its outside counsel, that any such response in connection with such Dynamic Acquisition Proposal is necessary in order for the board of directors of Dynamic to act in a manner consistent with its fiduciary duties under applicable law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Sequoia during the 48 hours notice period set forth below. Dynamic shall give Sequoia orally and in writing at least 48 hours advance notice of any meeting of the board of directors of Dynamic to accept, recommend, approve or implement a Dynamic Acquisition Proposal and such notice shall include the principal business terms and conditions of the Dynamic Acquisition Proposal and the general attributes of any non cash consideration;

(d)

it will notify Sequoia immediately if any inquiries or proposals contemplated by subsection 8.1(c) are received by Dynamic, its subsidiaries or Representatives and the details of any such inquiries or proposals, or if any such information is requested from or any such negotiations or discussions are sought to be initiated or conducted with Dynamic, its subsidiaries or Representatives;

(e)

if any information is provided to a third party after the execution of this Agreement for the purpose of assisting that third party in making an offer or proposal to it or its shareholders which has not been previously made available to Sequoia, such information will simultaneously be provided to Sequoia;

(f)	it will keep Sequoia fully informed as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from the Business;

(g)	it will use reasonable commercial efforts to cooperate with Sequoia to enable an orderly integration of the business and affairs of Dynamic with Sequoia after the Effective Date;

(h)

it will make available and cause to be made available to Sequoia, its agents and advisors, as Sequoia may reasonably request, all documents and agreements in any way relating to or affecting the Business, or the business, operations, prospects, affairs or financial status of Dynamic and its subsidiaries (including without limitation, any correspondence between Dynamic and its advisors or any Governmental Authority and all minute books) and it will provide Sequoia with access to Dynamic’s premises, field operations, records, computer systems and employees and such other documents or agreements as may be necessary to enable Sequoia to verify the truth of the representations and warranties of Dynamic herein and compliance by Dynamic with the terms and conditions hereof, except where Dynamic is contractually precluded from making such document or agreement available, and cooperate with Sequoia in securing access for Sequoia to any such documentation not in the possession or under the control of Dynamic;

(i)

it will not disclose to any person, other than officers, directors and key employees and professional advisors of Dynamic or its subsidiaries, any confidential information relating to Sequoia or its affiliates except such confidential information required to be disclosed by law or otherwise known to the public;

(j)

it will not take any action or omit to take any action which results in a reduction of the Tax Pools of Dynamic except for actions contemplated by the Plan of Arrangement or the ExploreCo Conveyance Agreement, through the ordinary course of business or as a result of any flow-through share renunciation associated with flow-through share issuances completed prior to the date of this Agreement;

(k)	it will not make any elections or designations under the Tax Act on or before the Effective Date without the written consent of Sequoia, which consent shall not be unreasonably withheld;

(l)

it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by Dynamic in this Agreement untrue at any time prior to the Effective Time;

(m)	it shall indemnify and save harmless Sequoia and the directors, officers and agents of Sequoia from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Sequoia, or any director, officer, advisor or agent thereof, may be subject or which Sequoia, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular relating or any material in respect of Dynamic or its affiliates filed in compliance or intended compliance with Applicable Laws;

(n)

it will use its reasonable commercial efforts to fulfill or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1, to the extent the fulfilment of the same is within the control of Dynamic;

(o)

it will forthwith file, proceed with and diligently prosecute an application to the Court under the BCBCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to Sequoia, acting reasonably;

(p)	it will:

	(i)	forthwith carry out the terms of the Interim Order to the extent applicable to it;

	(ii)	convene the Meeting and solicit proxies to be voted at the Meeting in favour of the Arrangement;

	(iii)	provide notice to Sequoia of the Meeting and allow Sequoia’s representatives to attend the Meeting unless such attendance is prohibited by rules governing such Meeting; and

	(iv)	conduct the Meeting in accordance with the Interim Order, the articles of Dynamic and any instrument governing such Meeting, as applicable, and as otherwise required by law;

(q)

it will prepare (in consultation with Sequoia), file and distribute to the Dynamic Securityholders, in a timely, and expeditious manner the Information Circular, and any amendments or supplements to the Information Circular, and will include the Fairness Opinion as a schedule thereto, all as required by the Interim Order or by applicable law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of issue thereof;

(r)

subject to the provisions of Section 8.2, it will include in the Information Circular the unanimous recommendation of the board of directors of Dynamic that the Dynamic Shareholders vote in favour of the Arrangement;

(s)	it will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(t)	it will forthwith carry out the terms of the Final Order to the extent applicable to Dynamic and will forthwith file the Arrangement Filings, with the Registrar;

(u)	except for proxies and other non-substantive communications with Dynamic Securityholders, Dynamic will furnish promptly to Sequoia a copy of each notice, report, schedule or other document delivered, filed or received by Dynamic in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(v)

it will make other necessary filings and applications under Applicable Laws required on the part of Dynamic or ExploreCo in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws;

(w)

it will promptly advise Sequoia of the number of Dynamic Shares for which Dynamic has received notices of dissent (if required by the Interim Order) or written objections to the Arrangement and will provide Sequoia with copies of such notices or written objections; and

	(x)	it will not, unless approved by Sequoia in advance and in writing, which approval shall not be unreasonably withheld, amend the ExploreCo Conveyance Agreement in any manner whatsoever.

8.2

Notwithstanding the representation in subsection 6.1(j) and the covenant in Section 8.1(r)and subject to compliance with subsection 8.1(c), if prior to the completion of the Arrangement, another bona fide Dynamic Acquisition Proposal is proposed, offered or made to the holders of Dynamic Shares or to Dynamic which, in the reasonable opinion of the board of directors of Dynamic, after consultation with its financial advisors, would result in a financially superior transaction, directly or indirectly, for the holders of Dynamic Shares than that contemplated by the Arrangement, the board of directors of Dynamic may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably and upon the advice of its outside legal counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the board of directors of Dynamic.

8.3	Dynamic agrees to pay to Sequoia in cash (on the date of the occurrence of any event below) the amount of $2,160,000 (the “Sequoia Break Fee”) if:

(a)

the board of directors of Dynamic fails to recommend that Dynamic Securityholders vote in favour of the Arrangement or the board of directors of Dynamic withdraws, modifies or changes its recommendation to Dynamic Securityholders to vote in favour of the Arrangement (other than as a result of and in direct response to a material breach by Sequoia of its obligations under this Agreement that would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by this Agreement or a material misrepresentation by Sequoia of any of its representations or warranties contained in this Agreement);

(b)

a bona fide Dynamic Acquisition Proposal has been announced by any third party and has not been withdrawn prior to the date of the Meeting to all or substantially all holder of Dynamic Shares, the Arrangement is not approved by the requisite majority of Dynamic Securityholders at the Meeting and such Dynamic Acquisition Proposal is implemented within 180 days of the Meeting;

(c)

a breach or non-performance by Dynamic of any of its obligations, covenants, agreements, representations and warranties in the Agreement (except where such breach is itself the result of a material breach or non-performance by Sequoia of any of its obligations, representations, warranties or covenants contained in this Agreement) which breach or non-performance makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied, and which Dynamic fails to cure within five business days after receipt of written notice thereof from Sequoia (except that no cure period shall be provided for a breach by Dynamic which by its nature cannot be cured and in no event shall a cure period extend beyond Closing).

8.4

Dynamic acknowledges that the payment amount set out in Section 8.3 constitutes liquidated damages and is a genuine pre-estimate of the damages which Sequoia will suffer or incur in the event of the occurrence of one of the events set forth above, and Sequoia will not be able to seek further damages or participate in any legal action or suits in connection with such events.

8.5	Dynamic covenants and agrees with Sequoia that it will assist and cooperate with Sequoia in its applications to have Dynamic’s Shares delisted from the TSX and NASDAQ upon Closing.

ARTICLE 9
COVENANTS OF EXPLORECO

9.1	ExploreCo covenants and agrees with Sequoia that, until Closing or the termination of this Agreement, whichever is the earlier, except with the prior written consent of Sequoia:

	(a)	other than as contemplated herein or as otherwise approved by Sequoia in writing, ExploreCo will not, directly or indirectly, do or permit to occur any of the following:

		(i)	carry on any business, enter into any transaction or effect any corporate act whatsoever;

(ii)

issue, enter into any agreement to issue or grant any right to acquire (whether absolute or contingent) any securities of ExploreCo other than pursuant to a private placement of up to $4,000,000 of common shares of ExploreCo; or

		(iii)	it will not, unless approved by Sequoia in advance and in writing, which approval shall not be unreasonably withheld, amend the ExploreCo Conveyance Agreement in any manner whatsoever;

(b)

it will not disclose to any person, other than officers, directors and key employees and professional advisors of ExploreCo, any confidential information relating to Sequoia or its affiliates except Sequoia Information required to be disclosed by law or otherwise known to the public; and

(c)

it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by ExploreCo in this Agreement untrue at any time prior to the Effective Time.

9.2	ExploreCo covenants and agrees with Sequoia that:

	(a)	it will forthwith carry out the terms of the Final Order to the extent applicable to ExploreCo; and

(b)

it shall indemnify and save harmless Sequoia and the directors, officers, advisors and agents of Sequoia from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Sequoia, or any director, officer, advisor or agent thereof, may be subject or which Sequoia, or any director, officer, advisor or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	the breach by ExploreCo of any of the terms of this Agreement; or

(ii)	any representation or warranty made by ExploreCo herein not being true or ceasing to be true.

ARTICLE 10
COVENANTS OF SEQUOIA

10.1

Sequoia and AcquisitionCo covenant and agrees with Dynamic that, until the Closing or the termination of this Agreement (except Sections 10.1(f) and 10.1(h) which, as set out in Section 12.4, will survive termination), whichever is the earlier:

	(a)	other than as contemplated herein, Sequoia and its subsidiaries will not do any of the following:

(i) conduct any activity or operations that would otherwise be detrimental to the Arrangement; or

(ii)

take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

	(b)	Sequoia shall promptly notify Dynamic orally and in writing of any Material Adverse Change in its business;

(c)

Sequoia and AcquisitionCo will use their reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of Sequoia and AcquisitionCo ;

(d)

Sequoia and AcquisitionCo will assist Dynamic in the preparation of the Information Circular and provide to Dynamic, in a timely and expeditious manner, all information as may be reasonably requested by Dynamic or is required by the Interim Order or applicable law, with respect to Sequoia and its subsidiaries, the Arrangement and the transactions to be completed at the Meeting for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(e)

from and after the Effective Date, Sequoia and AcquisitionCo will cause Dynamic or any successor to Dynamic to: (i) fulfil its obligations pursuant to indemnities provided or available to past and present directors and officers of Dynamic pursuant to the provisions of the articles of Dynamic and applicable corporate legislation and any written indemnity agreements between Dynamic and its past and present directors and officers, and (ii) maintain any trailing liability or “run off” insurance secured by Dynamic for Dynamic’s past and present directors and officers and not take any action to terminate such insurance;

(f)

Sequoia shall indemnify and save harmless Dynamic and the directors, officers, advisors and agents of Dynamic from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which

Dynamic, or any director, officer, advisor or agent thereof may be subject or which Dynamic, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in any material in respect of Sequoia or Sequoia Commercial Trust filed in compliance or intended compliance with Applicable Laws;

(g)

Sequoia and AcquisitionCo will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to Sequoia and AcquisitionCo provided that nothing shall require Sequoia or AcquisitionCo to consent to any material modification of this Agreement, the Arrangement or the obligations of Sequoia and AcquisitionCo hereunder or thereunder;

(h)

Sequoia and AcquisitionCo will not disclose to any person, other than officers, directors and key employees and professional advisors of Sequoia, any confidential information relating to Dynamic or its affiliates except information disclosed in the Information Circular, required to be disclosed by law or otherwise known to the public;

(i)

Sequoia and AcquisitionCo will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by Sequoia and AcquisitionCo in this Agreement untrue at any time prior to the Effective Time;

(j)

Sequoia and AcquisitionCo will make all necessary filings and applications under Applicable Laws and Regulations required on the part of Sequoia and AcquisitionCo in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations; and

(k)

Sequoia and AcquisitionCo will take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including, without limitation, if the Final Order is obtained and subject to the fulfilment or the waiver of each of the conditions referred to in Article 3, (other than the conditions in Section 3.1(d), 4 and 5, on or before three Business Days prior to the Effective Date, 2005 AcquisitionCo will, and Sequoia will cause AcquisitionCo to, deposit with the Depositary the cash consideration payable by AcquisitionCo pursuant to the Arrangement in the amount of the Cash Consideration together with an irrevocable direction authorizing and directing the Depositary to pay the Cash Consideration payable pursuant to the Arrangement to the Dynamic Shareholders who are entitled to receive the Cash Consideration pursuant to and in accordance with the terms and conditions of the Plan of Arrangement;

10.2

Sequoia agrees to pay to Dynamic in cash (on the date of the occurrence of any event below) the amount of $2,160,000 (the “Dynamic Break Fee”) in the event of a breach or non-performance by Sequoia of any of its obligations, representations and warranties in this Agreement, which breach or non-performance individually or in the aggregate would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by this Agreement or a material misrepresentation by Sequoia of any of its representations or warranties contained in this Agreement, and which Sequoia fails to cure within five business days after receipt of written notice thereof from Dynamic (except that no cure period shall be provided for a breach by Sequoia which by its nature cannot be cured and in no event shall any cure period extend beyond Closing), except where such breach is itself directly the result of a material breach or non-performance by Dynamic of any of its representations, warranties or covenants contained in this Agreement.

10.3

Sequoia acknowledges that the payment amount set out in Section 10.2 constitutes liquidated damages and is a genuine pre-estimate of the damages which Dynamic will suffer or incur in the event of the occurrence of one of the events set forth above, and Dynamic will not be able to seek further damages or participate in any legal action or suits in connection with such events.

10.4	After the Closing, Sequoia shall cause Dynamic to incur sufficient expenditures to fullfil all of Dynamic’s outstanding obligations under all flow-through agreements to which it is a party.

ARTICLE 11
LIMITATION OF LIABILITY

11.1

The parties hereto acknowledge that Sequoia Oil & Gas Ltd. (the “Administrator”) is entering into this agreement solely in its capacity as administrator on behalf of Sequoia and the obligations of Sequoia hereunder shall not be personally binding upon the Administrator or any of the unitholders of Sequoia (a “Unitholder”) such that any recourse against Sequoia, the trustee of Sequoia or the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Sequoia arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated March 16, 2005, as amended, restated or replaced from time to time, relating to Sequoia.

ARTICLE 12
TERMINATION

12.1

Notwithstanding any other rights contained herein, Sequoia may terminate this Agreement provided that it is not materially in default of any of its representations, warranties or covenants under this Agreement upon notice to Dynamic:

	(a)	if the Plan of Arrangement is amended, modified or supplemented in any manner unacceptable to Sequoia, acting reasonably;

	(b)	if the Information Circular is not mailed by Dynamic to the Dynamic Shareholders in compliance with Applicable Laws on or prior to September 1, 2005;

	(c)	if the Interim Order is set aside or modified in a manner unacceptable to Sequoia, acting reasonably, on appeal or otherwise;

	(d)	if the Arrangement is not approved by Dynamic Securityholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 29, 2005;

	(e)	if the Final Order has not been granted in form and substance satisfactory to Sequoia, acting reasonably on or before September 29, 2005;

	(f)	if the Arrangement has not become effective on or before September 30, 2005;

	(g)	if the Sequoia Break Fee shall have become payable;

	(h)	if the Dynamic Break Fee shall have become payable and been paid by Sequoia;

(i)

if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

	(j)	upon any other circumstances hereunder that give rise to a termination of this Agreement by Sequoia, including those set forth in Sections 4.1 and 5.1 hereof.

12.2

Notwithstanding any other rights contained herein, Dynamic may terminate this Agreement provided that it is not materially in default of any of its representations, warranties or covenants under this Agreement upon notice to Sequoia:

	(a)	if the Plan of Arrangement is amended, modified or supplemented in any manner unacceptable to Dynamic and the board of directors of Dynamic, in each case acting reasonably;

	(b)	if the Interim Order is set aside or modified in a manner unacceptable to Dynamic, acting reasonably, on appeal or otherwise;

	(c)	if the Arrangement is not approved by Dynamic Securityholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 29, 2005;

	(d)	if the Final Order has not been granted in form and substance satisfactory to Dynamic, acting reasonably on or before September 29, 2005;

	(e)	if the Arrangement has not become effective on or before September 30, 2005;

	(f)	if Sequoia Break Fee shall have become payable and been paid by Dynamic;

	(g)	if the Dynamic Break Fee shall have become payable;

(h)

if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

	(i)	upon any other circumstances hereunder that give rise to a termination of this Agreement by Dynamic including those set forth in Sections 3.1 and 5.1 hereof.

12.3	Unless otherwise provided herein, the exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

12.4	If this Agreement is validly terminated pursuant to any provision of this Agreement:

(a)

the parties shall return all materials and copies of all materials delivered to Dynamic or Sequoia, as the case may be, or their agents and, except for the rights and obligations set forth in this Section and Sections 8.1(i), 8.1(m), 8.3, 10.1(f), 10.1(h), 10.2, 15.1, 22.1 and 22.2 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement; and

	(b)	if, prior to the termination of this Agreement, Dynamic has taken any steps to create the Partnership and convey the Non-exploration Assets to the Partnership pursuant to the

Partnership Conveyance Agreement, Sequoia shall indemnify Dynamic for the costs (including transfer and other incremental taxes) reasonably incurred to create the Partnership and convey the Non-exploration Assets to the Partnership and to dissolve the Partnership, including, but not limited to, the costs to convey the Non-exploration Assets from the Partnership to Dynamic.

ARTICLE 13
AMENDMENT

13.1

This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders, and any such amendment may, without limitation:

	(a)	change the time for performance of any of the obligations or acts of the parties hereto;

	(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

	(c)	waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto;

provided that any such amendment may not reduce or materially adversely affect the consideration to be received by a Dynamic Securityholder.

ARTICLE 14
COSTS

14.1	Except as contemplated in the Arrangement and herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 15
DISCLOSURE

15.1

Unless previously issued, upon execution of this Agreement, the parties hereto shall issue a joint press release which announces that the parties hereto have entered into a formal agreement providing for the implementation of the Arrangement. No party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby without prior consent of the other party. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 16
NOTICES

16.1	The address for service of each of the parties hereto shall be as follows:

if to Sequoia:

Sequoia Oil & Gas Trust 1200, 500 – 4th Avenue S.W.

Calgary, Alberta T2P 2V6 Telecopier No.: (403) 770-6303 Attention: Bradley Johnson and Paul Beliveau

with a copy to:

Gowling Lafleur Henderson LLP 1400, 700 – 2nd Street S.W. Calgary, AB T2P 4V5 Telecopier No.: (403) 263-9193 Attention: Jeffrey Dyck

if to Dynamic or ExploreCo:

Dynamic Oil & Gas, Inc. 230 – 10991 Shellbridge Way Richmond, British Columbia V6X 3C6 Telecopier No.: (604) 214-0551 Attention: Don K. Umbach, Vice President, Chief Operating Officer

with a copy to:

McCarthy Tétrault LLP Suite 3300, 421 - 7th Avenue S.W. Calgary, AB T2P 4K9 Telecopier No.: (403) 260-3501 Attention: Ian Bock

ARTICLE 17
TIME

17.1	Time shall be of the essence in this Agreement.

ARTICLE 18
ENTIRE AGREEMENT

18.1	This Agreement:

(a)

from the date hereof constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; and

	(b)	is not intended to confer upon any other person any rights or remedies hereunder unless expressly provided for herein.

ARTICLE 19
SEVERABILITY

19.1	If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

ARTICLE 20
FURTHER ASSURANCES

20.1

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

ARTICLE 21
GOVERNING LAW

21.1

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta.

21.2	Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

21.3

Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 22
THIRD PARTY BENEFICIARIES

22.1

Subsection 8.1(m) hereof is intended for the benefit of the present and former directors and officers of Sequoia and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively the “Sequoia Third Party Beneficiaries”) and Sequoia and any successor to Sequoia shall hold the rights and benefits of this Section 22.1 in trust for and on behalf of the Sequoia Third Party Beneficiaries and Sequoia hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Sequoia Third Party Beneficiaries, and such are in addition to, and not in substitution for, any other rights that any Sequoia Third Party Beneficiary may have by contract or otherwise.

22.2

Subsections 10.1(e) and 10.1(f) hereof are intended for the benefit of the present and former directors and officers of Dynamic and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively the “Dynamic Third Party Beneficiaries”) and Dynamic and ExploreCo and any successors to Dynamic and ExploreCo shall hold the rights and benefits of this Section 22.2 in trust for and on behalf of the Dynamic Third Party Beneficiaries and Dynamic and ExploreCo hereby accept such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Dynamic Third Party Beneficiaries, and such are in addition to, and not in substitution for, any other rights that any Dynamic Third Party Beneficiary may have by contract or otherwise.

ARTICLE 23
EXECUTION IN COUNTERPARTS

23.1

This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

ARTICLE 24
WAIVER

24.1

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

ARTICLE 25
ENUREMENT AND ASSIGNMENT

25.1

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other party hereto except that Sequoia may assign all or a portion of its rights under this Agreement to any subsidiary of Sequoia, but no assignment shall relieve Sequoia of its obligations hereunder.

[remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

SEQUOIA OIL & GAS TRUST by its administrator
SEQUOIA OIL & GAS LTD.

Per:	(signed) “Bradley Johnson”
Bradley Johnson,
President and Chief Executive Officer

Per:	(signed) “John Zang”
John Zang,
Secretary

DYNAMIC OIL & GAS, INC.

Per:	(signed) “Wayne Babcock”
Wayne Babcock,
President and Chief Executive Officer

Per:	(signed) “Don Umbach”
Don Umbach,
Vice President and Chief Operating Officer

SHELLBRIDGE OIL & GAS, INC.

Per:	(signed) “Wayne Babcock”
Wayne Babcock,
President

Per:	(signed) “Don Umbach”
Don Umbach,
Chief Financial Officer

0730008 B.C. LTD.

Per:	(signed) “Bradley Johnson”
Bradley Johnson,
President

Per:	(signed) “John Zang”
John Zang,
Secretary

EXHIBIT 1

PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“AcquisitionCo” means 0730008 B.C. Ltd., a corporation incorporated under the laws of British Columbia;

“AcquisitionCo Note” means the demand interest-free promissory note issued by AcquisitionCo in favour of Shareholders (other than Dissenting Shareholders) forming part of the consideration paid by AcquisitionCo for the Dynamic Shares, such promissory note having an aggregate principal amount equal to the ExploreCo Principal Amount, which note is to be assigned and transferred by the Shareholders to ExploreCo in accordance with this Plan of Arrangement and, following such assignment and transfer, shall mean the promissory note of AcquisitionCo then held by ExploreCo;

“Arrangement” “herein”, “hereof” “hereto” hereunder” and similar expressions mean and refer to the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set out in this Plan of Arrangement, as supplemented, modified or amended, and not to any particular article, section or parties hereof;

“Arrangement Agreement” means the agreement made and effective as of July 20, 2005, among Dynamic, Sequoia, ExploreCo and AcquisitionCo with respect to the Arrangement and all amendments thereto;

“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCBCA that the Registrar requires and the records filed under section 292(a) of the BCBCA that the Registrar requires to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be considered at the Meeting, the full text of which is attached as Appendix A to the Information Circular;

“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57;

“Board of Directors” or “Board” means the board of directors of Dynamic;

2

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary and the City of Vancouver for the transaction of banking business;

“Canadian Resident” means a person who is a resident or deemed to be a resident of Canada for purposes of the ITA;

“Cash Consideration” means the cash payment of $1.71 for each Dynamic Share payable pursuant to section 3.1.2(d)(i);

“Court” means the Supreme Court of British Columbia;

“Depository” means CIBC Mellon Trust Company or such other trust company as may be designated by Dynamic;

“Depository Agreement” means an agreement entered into between Dynamic, AcquisitionCo and the Depository in respect of the Arrangement and the deposit and disbursement of the Cash Consideration;

“Dissenting Shareholder” means a registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

“Dissent Procedures” has the meaning set out in section 4.1;

“Dynamic” means Dynamic Oil & Gas, Inc., a corporation incorporated under the laws of British Columbia;

“Dynamic Options” means the options issued by Dynamic entitling the holders thereof to acquire Dynamic Shares;

“Dynamic Shares” means the common shares of Dynamic as constituted on July 20, 2005;

“Effective Date” means the date on which the Arrangement Filings are filed with the Registrar;

“Effective Time” means the time on the Effective Date at which the Arrangement Filings are filed with the Registrar;

“Exploration Assets” means the assets owned by Dynamic and to be sold to ExploreCo pursuant to, and as specifically described in, the Exploration Conveyance Agreement;

“Exploration Conveyance Agreement” means the oil and gas asset purchase agreement to be entered into between Dynamic and ExploreCo effecting the sale by Dynamic to ExploreCo of the Exploration Assets;

“ExploreCo” means Shellbridge Oil & Gas, Inc., a corporation incorporated under the laws of Alberta;

3

“ExploreCo Note” means the demand interest-free promissory note issued by ExploreCo in favour of Dynamic forming the consideration paid by ExploreCo for the Exploration Assets, such promissory note having a principal amount equal to the ExploreCo Principal Amount;

“ExploreCo Principal Amount” means $30,925,000;

“ExploreCo Shares” means the common shares of ExploreCo;

“Final Order” means the final order of the Court approving the Arrangement under section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“holder” means, when used with reference to any Dynamic Shares or Dynamic Options, the holder of such securities shown from time to time on the central securities register or the register of Dynamic Options and Dynamic Optionholders maintained by or on behalf of Dynamic in respect of such securities;

“Information Circular” means the information circular – proxy statement of Dynamic to be mailed to the Securityholders in connection with the holding of the Meeting;

“Interim Order” means the interim order of the Court dated August 26, 2005 under section 291 of the BCBCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended and modified by any court of competent jurisdiction;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c.1, (5th Suppl.);

“Letter of Transmittal” means the Letter of Transmittal in the form which will accompany the Information Circular sent to the Securityholders to be used in connection with the transfer of Dynamic Shares pursuant to the Arrangement;

“Meeting” means the special meeting of Securityholders to be held on or about September 29, 2005, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and any other matters set out in the Notice of Meeting;

“Notice of Meeting” means the notice to the Securityholders of the Meeting, which notice will accompany the Information Circular;

“Option Agreements” means the agreements between Dynamic and a holder of Dynamic Options, evidencing the holder’s right to subscribe for Dynamic Shares upon payment of the exercise price of such Dynamic Options;

“person” includes an individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

“Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time;

“Registrar” means the Registrar of Companies appointed under the BCBCA;

4

“Sequoia” means Sequoia Oil & Gas Trust, an open-ended unincorporated investment trust organized under the laws of Alberta;

“Securityholders” means collectively, or any combination of, holders of Dynamic Shares and Dynamic Options; and

“Shareholders” means the holders from time to time of Dynamic Shares.

1.2 Sections and Headings

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless reference is specifically made to some other document or instrument, all references herein to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing gender shall include all genders.

1.4 Statutory References

References in this Plan of Arrangement to a statute means that statute, as amended and in effect as of the date of the Arrangement Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date of the Arrangement Agreement.

1.5 Money

Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

1.6 Business Day

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5

ARTICLE 2
THE ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part, of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Dynamic; (ii) the Securityholders; (iii) AcquisitionCo; and (iv) ExploreCo.

2.3 Conclusive Evidence

The filing of the Arrangement Filings shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

3.1.1 Vesting of Dynamic Options

Immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time.

3.1.2 Other Transactions

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

each Dynamic Option (including Dynamic Options subject to accelerated vesting under section 3.1.1) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and the rights of the holders of such Dynamic Options to subscribe for and acquire Dynamic Shares pursuant to such Dynamic Options shall be extinguished and the registers of Dynamic Options and holders thereof shall be amended to reflect the termination and cancellation of such Dynamic Option and that the holder thereof is no longer the holder thereof;

 6

(b)

Dynamic Shares held by Dissenting Shareholders as of the Effective Time shall be deemed to have been transferred to AcquisitionCo and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Dynamic Shares, and the names of such Dissenting Shareholders shall be removed from the register of holders of Dynamic Shares;

(c)

the Exploration Conveyance Agreement shall become effective, Dynamic shall transfer the Exploration Assets to ExploreCo and ExploreCo shall issue and deliver the ExploreCo Note to Dynamic and assume the liabilities to be assumed by it pursuant to the Exploration Conveyance Agreement;

(d)

each Dynamic Share issued and outstanding at the Effective Time (including Dynamic Shares issued pursuant to the exercise of any Dynamic Option, duly exercised prior to the Effective Time in accordance with the provisions of the Dynamic Stock Option Plan and the Option Agreement evidencing any such Dynamic Option), other than any Dynamic Share held by a Dissenting Shareholder, will be and be deemed to be transferred by the holder thereof to AcquisitionCo in exchange for:

	(i)	a cash payment of $1.71 (the “Cash Consideration”) from AcquisitionCo; and

(ii)

a beneficial interest in the AcquisitionCo Note equal to a principal amount of such AcquisitionCo Note equal to the ExploreCo Principal Amount divided by the number of Dynamic Shares that are issued and outstanding at the Effective Date (including Dynamic Shares held by Dissenting Shareholders and Dynamic Shares issuable pursuant to the exercise of Dynamic Options prior to the Effective Time);

(e)

each beneficial interest in the AcquisitionCo Note will be and be deemed to be assigned and transferred by the former holder of Dynamic Shares to ExploreCo and the former holder of Dynamic Shares will be deemed to have subscribed for a number of ExploreCo Shares equal to the number of Dynamic Shares formerly held by such former holder of Dynamic Shares as at the Effective Time which shall be issued by ExploreCo to the former holder of the Dynamic Share in consideration of the subscription price in the form of the beneficial interest in the AcquisitionCo Note assigned and transferred by such former holder; and

(f)	the ExploreCo Note shall be assigned and transferred by Dynamic to ExploreCo in exchange for the AcquisitionCo Note held by ExploreCo.

3.2 Transfers and Cancellations

With respect to each holder of Dynamic Shares (other than Dissenting Shareholders), at the Effective Time:

7

(a)	upon the exchange of Dynamic Shares for the Cash Consideration and the AcquisitionCo Note pursuant to section 3.1.2(d):

	(i)	such holder shall cease to be a holder of Dynamic Shares so exchanged and the name of such holder shall be removed from the central securities register for the Dynamic Shares;

	(ii)	AcquisitionCo shall become the holder of the Dynamic Shares so exchanged and shall be added to the central securities register for the Dynamic Shares; and

(iii)

AcquisitionCo shall issue to such holder a beneficial interest in the AcquisitionCo Note on the basis set forth in section 3.1.2(d) and the name of such holder shall be added to the register of holders and beneficial owners of the AcquisitionCo Note, provided that no physical promissory note or other evidence of indebtedness shall be delivered to such holder evidencing the AcquisitionCo Note or beneficial interest therein issuable to such holder and the AcquisitionCo Note issuable to all Shareholders (other than Dissenting Shareholders) will be evidenced by a single global physical promissory note, which will be held by Dynamic;

(b)	upon the exchange of the AcquisitionCo Note for ExploreCo Shares pursuant to section 3.1.2(e):

(i)

such holder shall cease to be a holder of any beneficial interest in the AcquisitionCo Note so exchanged and the name of each holder shall be removed from the register of holders and beneficial owners of the AcquisitionCo Note;

	(ii)	ExploreCo shall become the holder of the AcquisitionCo Note so exchanged and shall be added to the register of holders and beneficial owners of the AcquisitionCo Note; and

(iii)

ExploreCo shall allot and issue to such holder the number of ExploreCo Shares issuable to such holder on the basis set forth in section 3.1.2(e) and the name of such holder shall be added to the register of holders of ExploreCo Shares, and ExploreCo shall add to the stated capital account maintained for the ExploreCo Shares an amount equal to the principal amount of the former holder’s beneficial interest in the AcquisitionCo Note with respect to each ExploreCo Share issued; and

(c)	upon the exchange of the AcquisitionCo Note for the ExploreCo Note pursuant to section 3.1.2(f):

(i)

ExploreCo shall cease to be the holder of the AcquisitionCo Note and the name of ExploreCo shall be removed from the register of holders and beneficial owners of the AcquisitionCo Note and the name of Dynamic

8

shall be added to such register of holders and beneficial owners of the AcquisitionCo Note; and

(ii)	Dynamic shall cease to be the holder of the ExploreCo Note and the name of Dynamic shall be removed from the register of holders of the ExploreCo Note and the ExploreCo Note shall be cancelled.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Rights of Dissent

Holders of Dynamic Shares may exercise rights of dissent pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA as modified by the Interim Order and this Article 4 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding sections 237 to 247 of the BCBCA, the written notice of dissent must be received by Dynamic not later than 5:00 p.m. (Vancouver time) on the last Business Day preceding the date of the Meeting.

4.2 Rights Following Dissent Notice

Holders of Dynamic Shares who duly exercise rights of dissent pursuant to section 4.1 and who:

(a)	are ultimately entitled to be paid fair value for their Dynamic Shares shall be deemed to have had their Dynamic Shares transferred to AcquisitionCo on the Effective Date; or

(b)

are ultimately not entitled, for any reason, to be paid the fair value for the Dynamic Shares in respect of which they have exercised rights of dissent pursuant to section 4.1 shall be deemed to have participated in the Arrangement on the same basis as a holder of Dynamic Shares that has not exercised rights of dissent pursuant to section 4.1 as at and from the Effective Date and will be entitled to receive only the consideration contemplated by section 3.1.2 which such holder would have received pursuant to the Arrangement if such holder had not exercised rights of dissent;

9

but in no event shall Dynamic, ExploreCo or AcquisitionCo be required to recognize such Dissenting Shareholder as a shareholder of Dynamic after the Effective Time, and the names of such holders of Dynamic Shares shall be deleted from the central securities register for the Dynamic Shares at the Effective Time. Notwithstanding sections 237 to 247 of the BCBCA, a Dissenting Shareholder shall not transfer the Dissenting Shareholder’s Dynamic Shares to Dynamic but shall, on the Effective Date, be deemed to have transferred the holder’s Dynamic Shares to AcquisitionCo pursuant to section 4.2(a) . The fair value of the Dynamic Shares shall be determined as at the point in time immediately prior to the time the Arrangement Resolution is approved at the Meeting. For greater certainty, in addition to any other restrictions in sections 237 to 247 of the BCBCA, no Dynamic Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

4.3 Transfers and Cancellations

With respect to each Dissenting Shareholder, at the Effective Time, upon the transfer of Dynamic Shares in accordance with section 4.2(a):

(a)	such Dissenting Shareholder shall cease to be a holder of Dynamic Shares and the name of such Dissenting Shareholder shall be removed from the central securities register for the Dynamic Shares;

(b)	the certificate representing any such Dynamic Shares will be deemed to have been cancelled as of the Effective Date; and

(c)	AcquisitionCo shall become the holder of such Dynamic Shares so transferred and shall be added to the central securities register for the Dynamic Shares.

ARTICLE 5
CERTIFICATES AND FRACTIONAL SHARES

5.1 Deposit of Cash Consideration

Prior to the Effective Time, AcquisitionCo will deposit, and Sequoia will cause AcquisitionCo to deposit, with the Depository, that amount of the Cash Consideration payable in accordance with section 3.1.2(d) . Such amount shall be held by the Depository as agent and nominee for AcquisitionCo until the Effective Time and, provided the Arrangement Filings are made, thereafter shall be paid to the former holders of Dynamic Shares in accordance with the provisions of section 3.1.2(d) . Pursuant to the Depository Agreement, the amount deposited with the Depository shall be held in an interest bearing account, and any interest earned thereon or on any portion thereof from the time it has been so deposited until the time it is paid by the Depository to the former holders of Dynamic Shares shall be solely for the account of AcquisitionCo.

5.2 Right to Receive Consideration Only

From and after the Effective Time, certificates formerly representing Dynamic Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are

10

entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to section 4.2 hereof, to receive the fair value of the Dynamic Shares represented by such certificates.

5.3 Surrender of Certificates Representing Dynamic Shares

As soon as practicable following the later of the Effective Date and the date of deposit with the Depository by a former holder of Dynamic Shares (other than a Dissenting Shareholder) of a duly completed Letter of Transmittal and the certificates representing Dynamic Shares formerly held by such former holder:

(a)

ExploreCo shall forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal a certificate representing that number (rounded down to the nearest whole number) of ExploreCo Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto pursuant to section 5.4); and

(b)	the Depository shall either:

	(i)	forward or cause to be forwarded to such former holder the Cash Consideration payable to such former holder under the Arrangement; or

	(ii)	if requested by the former holder in the Letter of Transmittal, make or cause to be made available the Cash Consideration at the Depository for pick-up by the former holder.

After the Effective Date, no further transfer of Dynamic Shares will be made except as provided in this Plan of Arrangement. In the event of a transfer of ownership of Dynamic Shares which is not registered in the transfer records of Dynamic, (i) a certificate representing the proper number of ExploreCo Shares and (ii) the Cash Consideration, may be issued or paid to the transferee if the certificate representing such Dynamic Shares is presented to the Depository, accompanied by a duly completed Letter of Transmittal and all documents required to evidence and effect such transfer to the transferee.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to ExploreCo Shares with a record date after the Effective Time shall be paid to any former holder of Dynamic Shares, unless and until the former holder of record of such Dynamic Shares delivers all documents required in accordance with section 5.3. Subject to applicable law, at the time of such delivery (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the former holder of record of the Dynamic Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole ExploreCo Share, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery and a payment date subsequent to such delivery payable with respect to such whole ExploreCo Share, as the case may be.

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5.5 No Fractional Shares

No fraction of ExploreCo Shares shall be issued pursuant to section 3.1.2(e) and no certificates or scrip representing fractional ExploreCo Shares shall be issued pursuant to section 5.3(a) and no dividend, stock split or other change in the capital structure of ExploreCo shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to exercise any rights as a securityholder of ExploreCo. The aggregate number of ExploreCo Shares for which no certificates are issued as a result of the foregoing provisions of this section 5.5 shall be deemed to have been surrendered by the person which would otherwise be entitled thereto, to Dynamic, for no additional consideration at the Effective Time.

5.6 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Dynamic Shares that were exchanged for the Cash Consideration and AcquisitionCo Note pursuant to section 3.1.2(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, (i) ExploreCo will issue in relation to such lost, stolen or destroyed certificate, one or more certificates representing one or more ExploreCo Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal and (ii) the Depository will pay in relation to such lost, stolen or destroyed certificate, the Cash Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing ExploreCo Shares are to be issued and Cash Consideration is to be paid, shall, as a condition precedent to the receipt of such ExploreCo Shares and Cash Consideration, give a bond to each of ExploreCo, Dynamic and the Depository, which bond is in form and substance satisfactory to each of ExploreCo, Dynamic and the Depository in such sum as ExploreCo and Dynamic may direct or otherwise indemnify ExploreCo, Dynamic and the Depository, in a manner satisfactory to ExploreCo, Dynamic and the Depository, against any claim that may be made against any of them, with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7 No Interest

No interest shall accrue or be payable on any consideration payable pursuant to the Arrangement, including, without limitation, the Cash Consideration, and no portion of the consideration payable pursuant to the Arrangement shall be construed as representing interest.

5.8 Extinction of Rights

Subject to any applicable escheat laws, any certificate formerly representing Dynamic Shares that is not deposited with all other documents as required by this Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent the right or claim of any kind or nature to receive the consideration to which a former Shareholder is entitled under this Plan of Arrangement and, for greater certainty, the right of such former Shareholder to receive certificates representing ExploreCo Shares and Cash Consideration shall be deemed to be surrendered to Dynamic, together with all dividends, distributions and cash payments thereon held for such former holder.

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5.9 Withholding and Sale Rights

Dynamic, AcquisitionCo and ExploreCo shall each be entitled to deduct and withhold from (i) any ExploreCo Shares or Cash Consideration or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any person who is not a Canadian Resident or has not certified that such person is resident in Canada for income tax purposes, or (ii) any dividend or consideration otherwise payable to any holder of Dynamic Shares, such amounts as Dynamic, AcquisitionCo or ExploreCo, respectively, is required to deduct and withhold with respect to any or all such issuances or payments, as the case may be, under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the ExploreCo Shares or Cash Consideration, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, Dynamic and AcquisitionCo are hereby authorized to sell or otherwise dispose of, at such times and at such prices as they determine, in their sole discretion, such portion of the ExploreCo Shares or other non-cash consideration otherwise issuable or payable to such holder as is necessary to provide sufficient funds to Dynamic, AcquisitionCo or ExploreCo, as the case may be, to enable them to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the ExploreCo Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or ExploreCo Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. None of Dynamic, AcquisitionCo nor ExploreCo shall be obligated to seek or obtain a minimum price for any of the ExploreCo Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

ARTICLE 6
AMENDMENTS

6.1 Right to Amend

Dynamic reserves the right to amend, modify or supplement (or do all of the foregoing) this Plan of Arrangement from time to time and at any time prior to the Effective Date provided that any such amendment, modification and/or supplement must be contained in a written document that is:

(a)	agreed to by AcquisitionCo, Dynamic and ExploreCo;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Securityholders in the manner required by the Court (if so required).

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6.2 Amendment Before Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Dynamic at any time prior to or at the Meeting, provided that AcquisitionCo and ExploreCo shall have consented thereto, with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Amendment After Meeting

Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

(a)	if it is consented to by AcquisitionCo, Dynamic and ExploreCo; and

(b)	if required by the Court or applicable law, it is consented to by the Securityholders.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the time and in the manner set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

EXHIBIT 2

EXPLORATION ASSETS

THE “ASSETS” (AS SUCH TERM IS DEFINED IN THE EXPLORECO CONVEYANCE AGREEMENT).

EXHIBIT 3

NON-EXPLORATION ASSETS

ALL PETROLEUM AND NATURAL GAS RIGHTS AND INTERESTS, TANGIBLE INTERESTS AND MISCELLANEOUS INTERESTS OWNED BY DYNAMIC AS OF MAY 1, 2005 EXCEPT THE “ASSETS” (AS SUCH TERM IS DEFINED IN THE EXPLORECO CONVEYANCE AGREEMENT)

EXHIBIT 4

OUTSTANDING DYNAMIC OPTIONS

Number of Options	Exercise Price	Expiry Date
10,000	$1.45	January 23, 2005
30,000	$1.75	July 30, 2005
298,000	$2.10	September 28, 2005
20,250	$2.17	February 28, 2006
30,000	$1.70	April 3, 2006
30,800	$2.25	April 14, 2006
265,000	$1.75	February 27, 2007
30,000	$3.80	February 16, 2008
45,000	$5.30	June 18, 2008
215,500	$4.66	July 15, 2008
30,000	$5.43	August 21, 2008
65,000	$4.75	April 29, 2009
45,000	$4.08	June 18, 2009
30,000	$4.18	August 21, 2009
145,000	$3.66	September 20, 2009
25,000	$1.45	January 23, 2010
65,000	$2.36	April 29, 2010
45,000	$2.65	June 18, 2010
112,500	$1.72	August 16, 2010
18,750	$2.10	September 28, 2010

52,500	$2.15	April 29, 2011
60,000	$2.10	August 22, 2011
57,500	$1.65	April 29, 2012
60,000	$1.75	August 21, 2012
15,000	$2.95	December 16, 2012
12,500	$3.91	April 2, 2013
65,000	$4.10	April 29, 2013
1,878,300(1)

(1) An additional 30,000 stock options are to be granted on August 22, 2005.

APPENDIX D –
FAIRNESS OPINION OF PETERS & CO. LIMITED

July 21, 2005

Dynamic Oil & Gas, Inc.
Suite 230, 10991 Shellbridge Way
Richmond, British Columbia V6X 3C6

Attention: The Special Committee of the Board of Directors of Dynamic Oil & Gas, Inc.

Dear Sirs:

Peters & Co. Limited (“Peters & Co.”) understands that Dynamic Oil & Gas, Inc. (“Dynamic”, or the “Company”) and Sequoia Oil & Gas Trust (“Sequoia”) have signed an arrangement agreement dated July 20, 2005 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, Dynamic will transfer all of its British Columbia and Saskatchewan oil and natural gas assets into Shellbridge Oil & Gas, Inc. (“Shellbridge”), a newly formed exploration and production company, which is to become publicly listed. Sequoia will then acquire all of Dynamic’s Alberta oil and natural gas assets by purchasing all of the issued and outstanding common shares of Dynamic (the “Dynamic Shares”) including all Dynamic Shares which become outstanding on the exercise of Dynamic options. The foregoing transactions will be implemented by way of a plan of arrangement (the “Arrangement”), whereby the consideration to be received by holders of Dynamic Shares will consist of a cash payment of $1.71 and one common share of Shellbridge for each Dynamic Share held (together, the “Consideration”).

The Arrangement is subject to the terms and conditions of the Arrangement Agreement including receipt of all applicable approvals. Certain directors and officers of Dynamic have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed to vote in favour of the Arrangement.

A special committee of the board of directors of Dynamic (the “Board”) has retained Peters & Co. to prepare a written opinion as to the fairness, from a financial point of view, of the Consideration to be received by holders of Dynamic Shares pursuant to the Arrangement (the “Fairness Opinion”).

Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets or shares involved in the Arrangement and this Fairness Opinion should not be construed as such. However, Peters & Co. has performed financial analyses which it considered to be appropriate and necessary in the circumstances, and such analyses support the conclusions reached in the Fairness Opinion. Dynamic has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Fairness Opinion by Dynamic.

Qualifications of Peters & Co.

Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta. The firm specializes in investments in the Canadian energy industry. Peters & Co. was founded in 1971 and is a member of The Toronto Stock Exchange, the TSX Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of Peters & Co., is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own trading group; does specialized and comprehensive investment research on the oil and natural gas and oilfield services industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas companies and oilfield services companies in Canada and internationally and have acted as financial advisors in a significant number of transactions involving evaluations of, and opinions for, private and publicly-traded companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of the Fairness Opinion has been reviewed and approved for release by certain senior partners of Peters & Co., all of whom are experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationship of Peters & Co. with Interested Parties

Neither Peters & Co. nor any of its affiliates or associates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Dynamic or Sequoia. Neither Peters & Co. nor any of its affiliates is acting as an advisor to Dynamic or Sequoia in connection with any matter, other than providing a Fairness Opinion to Dynamic as described above.

Peters & Co. acts as a trader and dealer, both as principal and as agent, in all major Canadian financial markets and as such has had, or may have, positions in the securities of Dynamic and Sequoia from time to time and has executed, or may execute, transactions in the securities of Dynamic and Sequoia for which it receives compensation. In addition, as an investment dealer, Peters & Co. conducts research on securities and may, in the ordinary course of its business, be expected to provide research reports and investment advice to its clients on investment matters, including the Dynamic Shares and the Arrangement. There are no understandings or agreements between Peters & Co. and either Dynamic or Sequoia with respect to any future business dealings.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:

(i)	the Arrangement Agreement dated July 20, 2005;

(ii)	the oil and gas asset purchase agreement dated July 20, 2005 between Dynamic and Shellbridge;

(iii)	the annual report to holders of Dynamic Shares and the audited consolidated financial statements of Dynamic for the 12 month period ended December 31, 2004;

(iv)	the interim report to holders of Dynamic Shares and unaudited consolidated financial statements of Dynamic for the three month period ended March 31, 2005;

(v)	the management information circular of Dynamic dated May 18, 2005 for the year ended December 31, 2004;

(vi)

the reserves evaluation prepared by Sproule Associates Limited (“Sproule”), independent petroleum engineers, effective April 30, 2005, evaluating the crude oil, natural gas and natural gas liquids reserves attributable to all of the properties of Dynamic and utilizing Sproule’s commodity pricing and foreign exchange rate forecasts as at April 30, 2005;

(vii)	a schedule of current issued and outstanding Dynamic Shares and options to purchase Dynamic Shares as prepared by senior management of Dynamic;

(viii)	a corporate presentation of Dynamic prepared by senior management of Dynamic dated June 24, 2005;

(ix)

information obtained in various discussions with senior management of Dynamic with respect to, among other things, the business, financial position, operations, key assets and future potential of Dynamic, including views as to the outlook for Dynamic, given the current and expected commodity price environment; and

(x)	certain other confidential financial, operational, legal, corporate and other information prepared or provided by senior management of Dynamic.

In addition to the information detailed above, we have:

(i)	reviewed certain publicly available information pertaining to current and expected future oil and natural gas prices and other economic factors;

(ii)	reviewed and considered other selected, recent transactions of a comparable nature involving Canadian oil and natural gas companies;

(iii)

reviewed publicly available information concerning the trading of, and the trading market for, the Dynamic Shares, as well as the common shares of certain other selected Canadian public oil and natural gas companies;

(iv)

reviewed the operating and financial performance and business characteristics of Dynamic relative to the performance and characteristics of other selected relevant Canadian public oil and natural gas companies;

(v)

received representations contained in certificates dated as of the date hereof and addressed to us from certain senior officers of Dynamic as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

(vi)	reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted full and unrestricted access by Dynamic to their senior management and consultants and was, to the best of our knowledge, provided with all material information.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Dynamic as reflected in the information and documents reviewed by us and as represented to us in our discussions with the management of Dynamic. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the “Information”) obtained by it from public sources or received from Dynamic and their consultants or advisors or otherwise pursuant to our engagement, and the Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgment, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.

Certain senior officers of Dynamic represented to us, in certificates delivered as at the date hereof, among other things, that the Information provided to us on behalf of Dynamic, respectively, is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of Dynamic or their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change of any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the senior management of Dynamic, as to the matters covered thereby, and in rendering our Fairness Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

Fairness Opinion and Reliance

Based upon our analyses and subject to all of the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Consideration to be received pursuant to the Arrangement is fair, from a financial point of view, to the holders of Dynamic Shares.

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours truly,

signed “Peters & Co. Limited”

PETERS & CO. LIMITED

APPENDIX E –
INFORMATION CONCERNING SHELLBRIDGE OIL & GAS, INC.

TABLE OF CONTENTS

NOTICE TO READER	2
NARRATIVE DESCRIPTION OF THE BUSINESS	2
STATEMENT OF RESERVES DATA AND OTHER CRUDE OIL AND NATURAL GAS INFORMATION	6
SELECTED CONSOLIDATED FINANCIAL INFORMATION	19
AND MANAGEMENT’S DISCUSSION AND ANALYSIS	19
CAPITALIZATION	21
DESCRIPTION OF SHARE CAPITAL	21
DIRECTORS AND OFFICERS	22
PERSONNEL	24
EXECUTIVE COMPENSATION	24
OPTIONS TO PURCHASE SECURITIES	24
PROMOTER	24
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	25
PRINCIPAL SHAREHOLDERS	25
PRIOR SALES	25
DIVIDENDS	25
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	25
MATERIAL CONTRACTS	25
RISK FACTORS	26
INDUSTRY CONDITIONS	32
EXPERTS	34
LEGAL PROCEEDINGS	34
AUDITORS, REGISTRAR AND TRANSFER AGENT	34
SCHEDULE A - FINANCIAL STATEMENTS OF SHELLBRIDGE	35

NOTICE TO READER

As at the date hereof, Shellbridge has not carried on any active business. Pursuant to the Arrangement, Shellbridge will acquire the Exploration Assets from Dynamic coincident with the Arrangement becoming effective. The disclosure in this Appendix E assumes that the acquisition of the Exploration Assets is completed.

Capitalized words, phrases and abbreviations used in this Appendix E but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix E is attached.

SHELLBRIDGE

Shellbridge was incorporated under the ABCA on July 7, 2005. Shellbridge has not carried on any active business since incorporation.

The registered office of Shellbridge is located at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9 and its head office is located at #230, 10991 Shellbridge Way, Richmond, B.C., V6X 3C6.

Following the completion of the Arrangement, Shellbridge will be engaged in the exploration for, and the acquisition, development and production of, crude oil and natural gas reserves primarily in the provinces of Saskatchewan and British Columbia. Coincident with the Arrangement becoming effective, Shellbridge will acquire the Exploration Assets from Dynamic. Shellbridge will assume all liabilities, including environmental liabilities, of the Exploration Assets.

Shellbridge will become a “reporting issuer” in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Shellbridge has made application for the conditional listing of the Shellbridge Shares to be issued in connection with the Arrangement. Listing will be subject to Shellbridge fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Following the completion of the Arrangement, the Shareholders will become shareholders of Shellbridge and each such Shareholder will hold one Shellbridge Share for each Common Share of Dynamic that such Shareholder held prior to the Arrangement. For further information on the Arrangement, see the section of the Information Circular entitled “The Arrangement”.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The business plan of Shellbridge is to create sustainable and profitable per-share growth in the crude oil and natural gas industry in western Canada. To accomplish this, Shellbridge will pursue an integrated growth strategy including focused acquisitions, together with development and exploration drilling within its initial geographic project areas in northeast British Columbia and southwestern Saskatchewan. See “Narrative Description of the Business - Description of Oil and Natural Gas Properties and Assets”. Additionally, Shellbridge will pursue strategic asset and corporate acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

Shellbridge intends to pursue the internal generation of exploration plays that have multi-zone potential. Shellbridge intends to maintain a balance between exploration, exploitation and development drilling for crude oil and natural gas reserves, although management of Shellbridge will also consider asset and corporate acquisition opportunities that meet Shellbridge’s business parameters. To achieve sustainable and profitable growth, management of Shellbridge believes in controlling the timing and costs of its projects wherever possible. Accordingly, Shellbridge may seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Shellbridge will strive to maximize its working interest ownership in its properties where reasonably possible. While Shellbridge believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of crude oil and natural gas has a number of inherent risks. See “Risk Factors”.

Management of Shellbridge has industry experience in producing areas in western Canada in addition to Shellbridge’s initial geographic areas of interest and has the capability to expand the scope of Shellbridge’s activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, Shellbridge will use the same methodology as employed by Dynamic, giving consideration to the following criteria:

(a)	risk capital to secure or evaluate the opportunity;

(b)	the potential return on the project, if successful;

(c)	the likelihood of success; and

(d)	risked return versus cost of capital.

In general, Shellbridge will pursue a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure in an attempt to generate sustainable high levels of growth.

The board of directors of Shellbridge may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board of directors’ consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Description of Crude Oil and Natural Gas Properties and Assets

The following is a description of the crude oil and natural gas properties, plants, facilities and installations in which Shellbridge will have an interest following the completion of the Arrangement and that are material to Shellbridge’s operations and exploration activities. The production numbers stated refer to Shellbridge’s working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated before deduction of royalties, as at April 30, 2005, based on constant and escalating cost and price assumptions as evaluated in the Shellbridge Reserve Report. See “Narrative Description of the Business - Petroleum and Natural Gas Reserves”.

British Columbia Properties

Cypress/Chowade

Cypress/Chowade is located in the foothills of northern British Columbia approximately 100 km northwest of Fort St. John.

Geological Description

The area is prospective for multiple, natural gas bearing Triassic Age and deep Mississippian Age carbonate reservoirs contained within classic foothill anticlines that trend northwest/southeast through the area.

Land Holdings

Shellbridge has crown petroleum and natural gas leases over 19,911 net acres (56,675 gross) for a weighted average working interest of 35%. Of Shellbridge’s total net acreage, 75% is undeveloped.

Seismic

Shellbridge’s seismic database contains a total of 440 km of licensed, trade 2D seismic data, as well as a 100% working interest in 15 km of 2D proprietary seismic data.

Wells and Facilities

Shellbridge has four producing and six cased and standing natural gas wells. In the four producing wells, Shellbridge owns a 50% working interest. Shellbridge’s working interests in the six cased and standing wells are: 50% in three wells; 100% in one well; 30% in one well; and 20% in the remaining well. In four of the ten wells in which Shellbridge owns a 50% working interest, Shellbridge’s interest converts to a 30% working interest after payout. In addition, Shellbridge owns approximately 40% of an 8 inch 19 km pipeline that crosses beneath the Halfway River and connects Cypress to the Sikanni Gas plant and 33% of a field compressor.

Shellbridge splits delivery of its 2004 gas production to Cypress Gas Plant and Sikanni Gas Plant under separate third party custom processing agreements.

Fiscal 2005 Outlook

Shellbridge has identified five exploration drilling locations on its property. Going forward, Shellbridge will have the option to drill each of these locations at its own cost, risk and expense or farmout all or a portion of the costs to an industry third-party.

The current processing capacities of two gas plants in the area are expected to meet its processing needs in Fiscal 2005. Shellbridge will continue to monitor and evaluate land acquisition opportunities in the area.

Orion

Orion is strategically located between the Sierra and Helmet natural gas fields approximately 56 km west of the Alberta border and 112 km south of the Northwest Territories border. The property is dissected by the Sierra Yoyo Desan Road, which provides year round access for drilling operations.

A large independent Canadian oil and gas company has referred to the regional Devonian Age Jean Marie carbonate reservoir in this area as “The Greater Sierra Gas Play” and has described the area as the largest gas play discovered in Western Canada. Orion is a part of this area and could be a key element in Shellbridge’s long-term growth strategy.

Geological Description

The area is prospective for natural gas exploration and development in Cretaceous Age Bluesky sandstone reservoirs and Mississippian and Devonian Age Debolt, Jean Marie and Slave Point formation carbonate reservoirs.

Land Holdings

Shellbridge holds under lease 46,802 net acres (66,614 gross) for a weighted average working interest of 70%. Approximately 91% of its net holdings are undeveloped.

Wells and Facilities

Shellbridge owns a 15% gross overriding royalty interest (before payout of its initial capital expenditures) in one cased and standing potential Jean Marie gas well and a 100% working interest in one cased and standing potential Bluesky formation gas well. The gross overriding royalty interest will convert to a 50% working interest after payout. Both wells are cased and standing and awaiting further evaluation and area development. Shellbridge also owns a 100% working interest in two other standing cased wells with potential value for purposes of side track drilling or water disposal.

Two major pipeline systems terminate at the edge of Shellbridge’s property. To the southwest, the Duke Energy Pipeline System connects to Fort Nelson for delivery to Washington State and to the northeast. The Duke Energy Field Services Pipeline System connects to Tooga Compressor Station for delivery to Alberta.

Fiscal 2005 Outlook

Shellbridge has signed a Farmout and Option Agreement with an industry third party to drill two horizontal exploration test wells on Shellbridge lands targeting natural gas in the Jean Marie formations. The first test well is scheduled to spud in August 2005. The farmee has the option to drill up to five option wells to earn a similar interest as the test wells on Shellbridge lands. After earning, Shellbridge’s interest in the Farmout lands will be a convertible gross overriding royalty of 15% on gas and 1/150 (5 – 15%) on oil in the test well spacing unit, converting to a 50% working interest after payout and an undivided 50% working interest in the balance of the lands earned by each test well or option well.

In addition to the test wells noted above, Shellbridge has identified several other exploration and development drilling locations at Orion. Going forward, Shellbridge will have the option to drill each of these locations at its own cost, risk and expense or farmout all or a portion of the costs to an industry third-party.

Fraser Valley

The property is located in the Lower Mainland area of southwest British Columbia near Vancouver.

Land Holdings

Under a joint venture agreement with Conoco Canada Limited, Shellbridge holds a weighted average working interest of 34% in approximately 18,278 net acres (54,502 gross) of undeveloped onshore and offshore petroleum and natural gas rights associated with Permit 802, a validated British Columbia Exploration Permit. Permit 802 is under provincial jurisdiction and includes offshore petroleum and natural gas rights in the Georgia Basin, located in the Strait of Georgia between the Lower Mainland and Vancouver Island.

Fiscal 2005 Outlook

Offshore areas are subject to a restricted access moratorium for petroleum and natural gas activities; however, discussions are underway between the Provincial and Federal Governments in regards to lifting the moratorium. The Provincial Government has indicated its desire to move forward, and the Federal Government is currently conducting a public review to identify environmental and social concerns arising from offshore activities along the Pacific West Coast. A final decision on the matter is not expected in 2005.

Shellbridge has identified, through analysis of its proprietary onshore 2D seismic data, a large structural feature approximately 19 square km in size extending offshore. Government owned gravity data supports Shellbridge’s interpretations and refers to the feature as the Robert’s Bank Gravity Anomaly. The Geological Survey of Canada has assigned the Georgia Basin a resource potential estimate of 6.5 trillion cubic feet of natural gas. A commercial quantity of gas is yet to be discovered in the area. Shellbridge plans to be inactive in the Fraser Valley in 2005.

Southwest Saskatchewan Properties

Mantario East and Surrounding Areas

Mantario East is located 30 km southwest of the Town of Kindersley and 30 km east of the Alberta Border.

Geological Description

The area is prospective for multiple Cretaceous, Mississippian and Devonian aged sandstone and carbonate reservoirs. Primary targets include natural gas bearing Viking, Upper Mannville and Bakken formations and heavy oil in the Basal Mannville and Birdbear formations.

Land Holdings

Shellbridge holds under lease 7,524 net acres (12,925 gross) for a weighted average working interest of 58%. Approximately 81% of Shellbridge’s net holdings are undeveloped.

Well and Facilities

Shellbridge has 15 heavy oil wells at Mantario East, seven of which are in production and eight of which are cased and standing awaiting tie in. In three of the seven producing wells, Shellbridge’s ownership is a 100% working interest (before payout of Shellbridge’s original capital expenditures), converting to a 75% working interest after payout. In the other four producing and the eight cased and standing wells, Shellbridge owns a 75% working interest. At Sandgren, Shellbridge owns a 100% working interest before payout in one cased and standing gas well that converts to a 75% working interest after payout.

Fiscal 2005 Outlook

Shellbridge will have an inventory of 15 development drilling locations targeting Basal Mannville heavy oil. In addition, Shellbridge expects to complete a facilities upgrade which will be designed to handle up to 2,500 barrels of heavy crude oil per day from an estimated 27 wells.

STATEMENT OF RESERVES DATA AND OTHER CRUDE OIL AND NATURAL GAS INFORMATION

Petroleum and Natural Gas Reserves

The following tables, based on the Shellbridge Reserve Report, summarize the crude oil and natural gas reserves attributable to the Exploration Assets and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. Estimated well abandonment costs have been included in the Shellbridge Reserve Report. The reserves estimates have been prepared in accordance with National Instrument 51 101.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the Shellbridge Reserve Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the Shellbridge Reserve Report. There is no assurance that the future price and cost assumptions used in the Shellbridge Reserve Report will prove accurate and variances could be material.

Summary of Oil and Natural Gas Reserves
as of April 30, 2005 – Constant Prices and Costs

Summary of Oil and Gas Reserves

			Gross
	Gross	Gross	Oil Equivalent
	Heavy Crude Oil	Natural Gas	(6:1)
	(Mbbls)	(Mmcf)	(Mboe)

Proved
Developed Producing	458.1	320	511.4
Developed Non-Producing	214.7	11	216.5
Undeveloped	175.1	986	339.5
Total Proved	847.9	1,317	1,067.4
Probable	858.3	2,879	1,338.1
Total Proved plus Probable	1,706.2	4,196	2,405.5

			Net
	Net	Net	Oil Equivalent
	Heavy Crude Oil	Natural Gas	(6:1)
	(Mbbls)	(Mmcf)	(Mboe)

Proved
Developed Producing	372.3	235	411.5
Developed Non-Producing	178.2	9	179.7
Undeveloped	131.6	722	251.9
Total Proved	682.1	966	843.1
Probable	687.7	2,109	1,039.2
Total Proved plus Probable	1,369.8	3,075	1,882.3

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax		After Future Income Tax
	Expenses and Discounted at		Expenses and Discounted at
	0%	10%	0%	10%
	($M)	($M)	($M)	($M)
Proved
Developed Producing	8,112	7,133	8,146	7,154
Developed Non-Producing	2,124	1,767	2,124	1,766
Undeveloped	3,815	2,536	3,922	2,612
Total Proved	14,051	11,436	14,192	11,532
Probable	19,138	12,892	15,810	10,140
Total Proved plus Probable	33,189	24,328	30,002	21,672

Additional Information Concerning Future Net Revenue – Undiscounted

						Future Net		Future Net
						Revenue		Revenue
					Well	Before	Future	After
			Operating	Development	Abandonment	Income	Income Tax	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Expenses	Taxes
Reserves Category	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)
Total Proved	32,412	7,397	7,772	2,818	374	14,051	(141)
Reserves								14,192
Total Proved plus	75,710	17,611	16,511	7,905	494	33,189	3,187	30,002
Probable

Future Net Revenue by Production Group

		Future Net Revenue Before
		Income Taxes (discounted at
Reserves Category	Production Group	10%) ($M)
Proved Reserves	Heavy Oil	8,501
	Natural Gas	2,934
		11,435

Total Proved plus Probable	Heavy Oil	16,106
	Natural Gas	8,222
		24,328

Summary of Oil and Natural Gas Reserves
as of April 30, 2005 – Forecast Prices and Costs

Summary of Oil and Gas Reserves

			Gross
	Gross	Gross	Oil Equivalent
	Heavy Crude Oil	Natural Gas	(6:1)
	(Mbbls)	(Mmcf)	(Mboe)

Proved
Developed Producing	456.2	320	509.5
Developed Non-Producing	214.7	11	216.5
Undeveloped	175.0	986	339.4
Total Proved	845.9	1,317	1065.4
Probable	858.7	2,879	1,338.5
Total Proved plus Probable	1,704.6	4,196	2,403.9

			Net
	Net	Net	Oil Equivalent
	Heavy Crude Oil	Natural Gas	(6:1)
	(Mbbls)	(Mmcf)	(Mboe)

Proved
Developed Producing	371.0	235	410.2
Developed Non-Producing	177.8	9	179.3
Undeveloped	132.9	722	253.2
Total Proved	681.7	966	842.7
Probable	687.9	2,109	1,039.4
Total Proved plus Probable	1,396.6	3,075	1,882.1

Net Present Value of Future Net Revenue of Oil and Gas Reserves – Forecast Pricing

	Before Future Income Tax Expenses and Discounted at
	0%	5%	10%	15%	20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed Producing	9,661	9,039	8,512	8,060	7,667
Developed Non-Producing	2,929	2,684	2,471	2,284	2,119
Undeveloped	3,796	3,180	2,705	2,330	2,027
Total Proved	16,386	14,903	13,688	12,674	11,813
Probable	20,198	16,659	14,020	11,990	10,389
Total Proved plus Probable	36,584	31,562	27,708	24,664	22,202

	After Future Income Tax Expenses and Discounted at
	0%	5%	10%	15%	20%
	($M)	($M)	($M)	($M)	($M)
Proved
Developed Producing	9,381	8,773	8,258	7,816	7,432
Developed Non-Producing	2,837	2,595	2,385	2,201	2,039
Undeveloped	3,406	2,812	2,359	2,003	1,718
Total Proved	15,624	14,180	13,002	12,020	11,189
Probable	15,346	12,270	10,018	8,318	7,001
Total Proved plus Probable	30,970	26,450	23,020	20,338	18,190

Additional Information Concerning Future Net Revenue – Undiscounted

						Future Net		Future Net
						Revenue		Revenue
					Well	Before	Future	After
			Operating	Development	Abandonment	Income	Income Tax	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Expenses	Taxes
Reserves Category	($M)	($M)	($M)	($M)	($M)	($M)	($M)	($M)
Total Proved	36,359	8,465	8,253	2,833	422	16,386	763
Reserves								15,623
Total Proved plus	82,443	19,424	17,939	7,920	576	36,584	5,614	30,970
Probable

Future Net Revenue by Production Group

		Future Net Revenue Before
		Income Taxes (discounted at 10%)
Reserves Category	Production Group	($M)
Proved Reserves	Heavy Crude	10,988
	Natural Gas	2,700
		13,688

Total Proved plus Probable	Heavy Crude	20,615
	Natural Gas	7,092
		27,707

Notes and Definitions

In the tables set forth above in “Statement of Reserves Data and Other Oil and Gas Information” and elsewhere in this Appendix E, the following notes and other definitions are applicable.

Reserve Categories

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

(a)

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

(b)	“Proved” are reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(c)

“Proved Developed” are reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the drilling of a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(d)

“Proved Developed Producing” are proved reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(e)

“Proved Developed Non-Producing” are proved reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(f)

“Undeveloped” are proved reserves which are expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.

(g)

“Probable” are reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

  At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and
  At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional Definitions

The following terms, used in the preparation of the Shellbridge Reserve Report and this Appendix E, have the following meanings:

(a)	“associated gas” means the gas cap overlying a crude oil accumulation in a reservoir.

(b)	“constant prices and costs” means prices and costs used in an estimate that are:

(i) Shellbridge’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Shellbridge is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

For the purpose of paragraph (i), Shellbridge’s prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(c)

“crude oil” or “oil” means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

(d)

“development well” means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(e)

“exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as “prospecting costs”) and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

(ii)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

	(iii)	dry hole contributions and bottom hole contributions;

	(iv)	costs of drilling and equipping exploratory wells; and

	(v)	costs of drilling exploratory type stratigraphic test wells.

(f)	“exploratory well” means a well that is not a development well, a service well or a stratigraphic test well.

(g)

“field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to denote localized geological features, in contrast to broader terms such as “basin”, “trend”, “province”, “play” or “area of interest”.

(h)	“future prices and costs” means future prices and costs that are:

	(i)	generally accepted as being a reasonable outlook of the future; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Shellbridge is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

(i)

“future net revenue” means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

(j)	“gross” means:

(i)

in relation to Shellbridge’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Shellbridge;

(ii) in relation to wells, the total number of wells in which Shellbridge has an interest; and

(iii) in relation to properties, the total area of properties in which Shellbridge has an interest.

(k)

“natural gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

(l)	“net” means:

(i)

in relation to Shellbridge’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;

(ii) in relation to Shellbridge’s interest in wells, the number of wells obtained by aggregating Shellbridge’s working interest in each of its gross wells; and

(iii) in relation to Shellbridge’s interest in a property, the total area in which Shellbridge has an interest multiplied by the working interest owned by Shellbridge.

(m)	“non-associated gas” means an accumulation of natural gas in a reservoir where there is no crude oil.

(n)

“operating costs” or “production costs” means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

(o)	“production” means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

(p)	“property” includes:

(i)

fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(ii) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(iii)

an agreement with a foreign government or authority under which Shellbridge participates in the operation of properties or otherwise serves as “producer” of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

Property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

(q)	“proved property” means a property or part of a property to which reserves have been specifically attributed.

(r)

“reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(s)

“service well” means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

(t)	“solution gas” means natural gas dissolved in crude oil.

(u)

“stb” means the universal standard measure for crude oil. One barrel is the equivalent of 35 Imperial gallons, 42 U.S. gallons or 0.15891 cubic metres. It dates back to 1866 when the 42-gallon herring barrel was made the universal standard container for oil.

(v)

“stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (i) “exploratory type” if not drilled into a proved property; or (ii) “development type”, if drilled into a proved property. Development type stratigraphic wells are also referred to as “evaluation wells”.

(w)

“support equipment and facilities” means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

(x)	“unproved property” means a property or part of a property to which no reserves have been specifically attributed.

(y)

“well abandonment costs” means costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system. They do not include costs of abandoning the gathering system or reclaiming the wellsite.

Pricing Assumptions – Constant Prices and Costs

The product prices used by Sproule for the constant price and cost evaluation were as follows:

  Crude oil – Cdn. $62.24/stb based on Edmonton Par;
  Heavy crude oil – Cdn. $26.62/stb based on Hardisty Heavy 120 API;
  Natural gas – Cdn. $7.29/MMBTU based on AECO-C; and
  Natural gas - $Cdn. 7.09/MMBTU based on B.C. Westcoast Station 2.

These amounts correspond to product prices at April 30, 2005 at which time the Cdn./U.S. dollar exchange rate used by Sproule was Cdn. $1.00 = U.S. $0.796.

Pricing Assumptions – Forecast Prices and Costs

Sproule employed the following pricing, exchange rate and inflation rate assumptions as of March 31 and April 30, 2005 in estimating Shellbridge’s reserve data using forecast prices and costs. The March 31, 2005 pricing assumptions were used for the B.C. properties and the April 30, 2005 pricing assumptions were used for the Saskatchewan properties.

March 31, 2005 Pricing

				Natural Gas	Hardisty
	WTI	Edmonton	Natural Gas[1]	B.C. Westcoast	Heavy 12[0]	Inflation	Exchange
	Crude Oil	Light Crude	at AECO	Station 2	API	Rate[2]	Rate[3]
Year	$US/Bbl	Oil $Cdn/Bbl	$Cdn/MMBTU	Cdn/MMBTU	$Cdn/Mbl	%Year	($US/$Cdn)
2005	54.10	64.50	7.89	7.69	33.17	2.3	0.820
2006	50.82	60.50	7.73	7.63	33.04	2.5	0.820
2007	40.31	47.66	6.75	6.75	30.44	2.5	0.820
2008	33.46	39.29	5.92	5.92	26.07	2.5	0.820
2009	31.84	37.30	5.55	5.55	24.57	1.5	0.820
Thereafter			Various Escalation Rates

Notes:

(1)	This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2)	Inflation rates for forecasting prices and costs.

(3)	Exchange rates used to generate the benchmark reference prices in this table.

April 30, 2005 Pricing

				Natural Gas	Hardisty
	WTI	Edmonton	Natural Gas[1]	B.C. Westcoast	Heavy 12[0]	Inflation	Exchange
	Crude Oil	Light Crude	at AECO	Station 2	API	Rate[2]	Rate[3]
Year	$US/Bbl	Oil $Cdn/Bbl	$Cdn/MMBTU	$Cdn/MMBTU	$Cdn/Mbl	%Year	($US/$Cdn)
2005	55.42	66.10	8.26	8.06	32.10	2.3	0.820
2006	54.17	64.58	8.20	8.10	32.08	2.5	0.820
2007	49.51	58.88	7.35	7.35	31.88	2.5	0.820
2008	43.92	52.04	6.62	6.62	32.04	2.5	0.820
2009	42.45	50.24	6.39	6.39	30.24	1.5	0.820
Thereafter			Various Escalation Rates

Notes:

(1)	This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.

(2)	Inflation rates for forecasting prices and costs.

(3)	Exchange rates used to generate the benchmark reference prices in this table.

The weighted average realized sales prices for the year ended December 31, 2004, was $6.59/mcf for natural gas, and $21.07/bbl for heavy crude oil.

The weighted average realized sales prices for the half-year ended June 30, 2005, was $7.63/mcf for natural gas, and $27.35/bbl for heavy crude oil.

Proved and Probable Undeveloped Reserves

Proved undeveloped reserves are generally those reserves that can be estimated with a high degree of certainty and will be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are generally those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

As of April 30, 2005, Shellbridge had company-share, before-royalties, proved plus probable undeveloped reserves of 1,159.1 Mboe as assigned per the Shellbridge Reserve Report.

Future Development Costs

	Constant Prices and Costs	Forecast Prices and Costs
			Proved plus
	Proved	Proved	Probable
Year	($M)	($M)	($M)
2005	2,638	2,638	7,725
2006	-	-	-
2007	90	95	95
2008	-	-	-
2009	-	-	-
2010	90	101	101
Total Undiscounted	2,818	2,834	7,921

Total at 10% Discount	2,726	2,736	7,867

Shellbridge estimates that its internally generated cash flow, initial cash and in-treasury and bank borrowings will be sufficient to fund the future development costs disclosed above.

Properties With No Attributed Reserves

The following table sets out the gross and net acres of unproved properties and also the number of net acres which will expire in one year:

	As of June 30, 2005
	Gross Acres	Net Acres	Net Acres Expiring in 1 year
Cypress/Chowade, British Columbia	44,256	16,045	424
Orion, British Columbia	61,274	42,797	13,330
Fraser Valley , British Columbia	54,502	18,278	0
Mantario East, Saskatchewan	11,878	8,151	1,804
Total	171,910	85,271	15,558

Notes:

(1)	“Gross” refers to the total acres in which Shellbridge has an interest.

(2)	“Net” refers to the total acres in which Shellbridge has an interest, multiplied by the percentage working interest owned by Shellbridge.

Oil and Gas Wells

The following table sets forth, as at April 30, 2005, the number and status of wells forming part of the Exploration Assets which are producing or which Shellbridge considers to be capable of production:

	Producing Wells				Shut-in Wells(1)
	Crude Oil		Natural Gas		Crude Oil		Natural Gas
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Area
British Columbia	-	-	3	1.3	-	-	2	0.8
Saskatchewan	12	6.2	-	-	6	4.5	-	-
Total	12	6.2	3	1.3	6	4.5	2	0.8

Notes:

(1)

“Shut-in” wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2)	“Gross” wells are the total number of wells in which Shellbridge has an interest.

(3)	“Net” wells are the aggregate of the numbers obtained by multiplying each gross well by Shellbridge’s percentage working interest therein.

Production Estimates

The following table discloses for each product type, the total volume of production estimated by Sproule for the eight months in Fiscal 2005 in the estimates of future net revenue from proved reserves. Shellbridge’s fields at Cypress/Chowade and Mantario East are the only fields that individually meet or exceed 20% of Shellbridge’s estimated total production.

	Heavy Crude Oil	Sales Gas	Total
	Mmbls	Mmcf	Mboe
Cypress/Chowade	-	280	47
Mantario East	220	11	222
Total	220	291	269

Production History, Prices Received and Capital Expenditures

The following table sets forth certain historical information in respect to production, product prices received and royalties and production costs incurred in respect of the Exploration Assets for each calendar quarter.

			Three Months	Three Months
	Three Months	Three Months	Ended	Ended
	Ended	Ended	December 31,	September 30,
	June 30, 2005	March 31, 2005	2004	2004

Average Daily Volumes
Heavy crude oil (Bbls/d)	821	690	61	-
Natural gas (Mcf/d)	630	952	2,969	3,432
Total Boe (6:1)	926	849	556	572

Average Net Product Prices
Received
Heavy crude oil ($/Bbls)	29.84	24.36	21.07	-
Natural gas ($/Mcf)	7.33	6.99	6.52	6.48
Total ($/Boe) (6:1)	30.79	27.65	32.33	38.84

Average Royalties Paid(1)
Heavy crude oil ($/Bbls)	7.99	6.48	4.79	-
Natural gas ($/Mcf)	2.87	1.92	2.48	1.73
Total ($/Boe) (6:1)	9.04	7.42	11.18	10.88

Average Production Costs(1)(2)
Heavy crude oil ($/Bbls)	8.94	5.06	3.21	-
Natural gas ($/Mcf)	2.67	1.79	4.19	2.04
Total ($/Boe)(6:1)	9.75	6.12	17.07	12.77

Average Netback Received
Heavy crude oil ($/Bbls)	12.91	12.82	13.07	-
Natural gas ($/Mcf)	1.79	3.28	(0.15)	2.71
Total ($/Boe)(6:1)	12.00	14.11	4.08	15.19

Notes:

(1)	Average royalties paid, net of provincial royalty credits, and average production costs allocated to the individual products based on their proportionate production volumes.

(2)	Production Costs include all costs relating to lifting, gathering, transporting and processing.

Drilling Activity

The following table summarizes drilling results on the Exploration Assets for the year ended December 31, 2004 and the six months ended June 30, 2005.

	Six Months ended June 30, 2005		Year ended December 31, 2004
	Gross	Net	Gross	Net

Oil Wells	11	9.0	6	4.5
Natural Gas Wells	6	4.3	-	-
Dry Holes	7	4.6	1	0.8
Total	24	17.9	7	5.3

Capital Expenditures

The following table summarizes the capital expenditures incurred in respect of the Exploration Assets during the periods indicated.

	Six Months Ended	Year Ended
	June 30, 2005	December 31, 2004
	($M)	($M)
(unaudited)
Property Acquisitions
- Proved	$3,985	$32
- Unproved	87	-
Exploration	14,819	371
Development	13,406	5,716
Total	$32,297	$6,119

Marketing

Although Shellbridge has no set policy, management of Shellbridge may use financial instruments to reduce corporate risk to help guarantee a return or to facilitate financings when concluding a business transaction. Currently, Shellbridge has no hedging commitments.

Significant Acquisitions and Dispositions

Coincident with the Arrangement becoming effective, Dynamic will transfer the Exploration Assets to Shellbridge. Shellbridge will also assume certain liabilities, including environmental liabilities, relating to the Exploration Assets.

As a result of the Arrangement, Shellbridge will acquire interests in natural gas and heavy crude oil properties currently producing approximately 926 Boe/d. Shellbridge believes that there are a number of exploration and development locations on the properties. The Shellbridge Reserve Report indicates that the Shellbridge heavy crude oil and natural gas assets consist of 843.1 Mboe of total net proved reserves and 1,882.3 Mboe of total net proved plus probable reserves.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

General

Included at Schedule A to this Appendix E is an audited balance sheet of Shellbridge as at August 26, 2005, audited schedule of revenue and operating expenses relating to the Exploration Assets for each of the years ended December 31, 2004 and 2003 and for the nine months ended December 21, 2002 and unaudited comparative schedule of revenue and operating expenses relating to the Exploration Assets for the six months ended June 30, 2005 and 2004.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in Schedule A to this Appendix E.

Shellbridge’s activities relate to crude oil and natural gas exploration and development. Shellbridge follows the “successful efforts” method of accounting for crude oil and natural gas operations whereby all exploration costs are capitalized pending evaluation as to whether sufficient quantities of reserves have been found to justify commercial production. If commercial quantities of reserves are not found, costs of exploration drilling are expensed. All exploratory wells are evaluated for commercial viability within twelve months of completion. Exploration wells that discover potentially commercial quantities of reserves in areas requiring major expenditures before the commencement of production and where commercial viability requires the drilling of additional exploratory wells, remain capitalized as long as the drilling of the additional exploratory wells is underway or firmly planned.

The following table is a summary of selected financial information for the Exploration Assets for the periods indicated. The following information should be read in conjunction with the audited schedule of revenue and operating expenses of the Exploration Assets for each of the years ended December 31, 2004 and 2003 and for the nine months ended December 31, 2002 and the unaudited comparative schedule of revenue and operating expenses of the Exploration Assets for the six months ended June 30, 2005 and 2004.

	Six months ended	Year ended	Year ended	Period ended
	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002

Production revenue	$4,292,968	$7,641,989	$1,523,865	$16,253
Royalties	(1,389,554)	(2,367,809)	(461,446)	(662)
Production costs	(1,290,036)	(2,593,506)	(422,969)	(7,090)
Provincial royalty credits	172,136	272,069	121,914	-
	1,785,514	2,952,743	761,364	8,501

Liquidity and Capital Resources

General

Shellbridge’s need for capital will be both short-term and long term in nature. Short term working capital will be required to finance accounts receivable, drilling deposits and other similar short term assets, while the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Shellbridge – debt, equity, internally-generated cash and farmout arrangements.

On the Effective Date, Shellbridge is expected to have working capital of approximately $1,225,000 which will be transferred from Dynamic as part of the Exploration Assets under the Arrangement. In addition, an additional $4,000,000 is expected to be raised pursuant to the Shellbridge Initial Private Placement.

In respect of debt financing, there is an active market for the debt financing of Canadian oil and gas companies. Shellbridge anticipates that it will make use of greater amounts of debt as its need and capacity for debt increases over time.

Crude oil and natural gas process and exchange rates may change significantly due to factors not controllable by Shellbridge. All of Shellbridge’s expenditures are subject to the effects of inflation and prices received for the products sold are not readily adjustable to cover any increase in expenses resulting from inflation. Shellbridge has no control over government intervention or taxation levels in the oil and gas industry.

Shellbridge intends to review its asset retirement obligations on a quarterly basis. Provision is made for such obligations by way of charges against income via both accretion and depletion expense.

Shellbridge intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Shellbridge believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Although Shellbridge has no set policy, management of Shellbridge may use financial instruments to reduce corporate risk in certain situations. Currently, Shellbridge has no hedging commitments.

Trends

There are a number of trends that appear to be developing, which may have both long and short term effects on the industry.

The first trend is the volatility of commodity prices. It appears that natural gas prices have entered an era of extreme volatility. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of elasticity in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Crude oil prices are clearly dependent on the world economy and the reaction of OPEC to demand. In Canada, however, the trend involves increasing production of heavy crude oil that is priced at a differential to WTI. This differential is extremely wide presently but as the North American refineries are forced to accept more of the heavy crude there should be a narrowing of the differential. This will result in a trend that will see heavy crude oil priced at a differential that will only include the price of diluent to move the product from the delivery point to the refineries.

It appears that equity financings may become more difficult and selective. As a result, companies may have to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

A final trend appears to be the establishment of a number of start up companies with experienced management teams that are available as a result of the industry consolidation over the past several years. This may result in greater competition for a number of the smaller corporate and property acquisitions that will be available.

CAPITALIZATION

The following table sets forth the capitalization of Shellbridge as at June 30, 2005 and at the same date after giving effect to the Arrangement.

			Outstanding as at June 30,
			2005 after giving effect to
			the Arrangement and the
		Outstanding as at June 30,	Shellbridge Initial Private
	Authorized	2005	Placement(1)

Working capital (estimated)(2)		$1	$5,225,000
Share Capital
Shellbridge Shares	Unlimited	$ nil	$34,925,000
		(nil shares)	(29,072,611 shares)

Preferred shares	Unlimited	$ nil	$ nil
		(nil shares)	(nil shares)

Notes:

(1)

Estimated Shellbridge Shares after giving effect to the Arrangement and the Shellbridge Initial Private Placement and assuming that there are no Dissenting Shareholders and all in-the-money Dynamic Options are exercised prior to the Effective Date.

(2)	Working capital is defined as current assets less current liabilities.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Shellbridge consists of an unlimited number of common shares and an unlimited number of preferred shares.

Holders of common shares are entitled to one vote per share at meetings of shareholders of Shellbridge, to receive dividends if, as and when declared by the board of directors of Shellbridge and to receive pro rata the remaining property and assets of Shellbridge upon its liquidation, dissolution or winding up, subject to the rights of shares having priority over the common shares.

The preferred shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of Shellbridge may from time to time determine. The preferred shares shall rank senior to the common shares with respect to the payment of dividends and the distribution of assets of Shellbridge in the event of a liquidation, dissolution or winding up of Shellbridge. No preferred shares are presently issued and outstanding.

DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in Shellbridge of each of the directors and officers of Shellbridge are as follows:

Name and Municipality of Residence	Age	Position Held

Wayne Babcock	62	President, Chief Executive Officer and Director
Vancouver, B.C.

Donald Umbach	52	Vice-President, Chief Operating Officer and Director
Surrey, B.C.

John Greig	63	Director
Delta, B.C.

David Jennings	41	Director
Vancouver, B.C.

Bill Thompson	61	Director
Kelowna, B.C.

Michael Bardell	59	Chief Financial Officer and Corporate Secretary
Surrey, B.C.

David Grohs	40	Vice President, Production
Surrey, B.C.

The term of office of all other directors will expire at the next annual meeting of Shellbridge, to be held in 2006. Shellbridge does not currently have an audit committee, compensation committee or reserves committee. Such committees will be formed upon completion of the Arrangement.

Following the completion of the Arrangement, it is anticipated that the officers and directors, as a group, will hold, directly or indirectly, or exercise control or direction over 3,002,025 Shellbridge Shares (excluding Shellbridge Shares subscribed for pursuant to the Shellbridge Initial Private Placement and assuming that all in-the-money Dynamic Options held by such directors and officers are exercised prior to the Effective Date).

Each of Messrs. Babcock, Umbach, Bardell and Grohs will devote his full time and attention to the business affairs of Shellbridge. The remaining directors of Shellbridge will devote their time and attention to the affairs of Shellbridge only as required. Profiles of Shellbridge’s directors and officers and the particulars of their respective principal occupations during the last five years is set forth below.

Wayne J. Babcock, President, Chief Executive Officer and Director

Mr. Babcock, P. Geoph., holds a degree in Geophysics from the University of British Columbia and joined Amoco Canada Petroleum Company Ltd. in 1966. Before establishing Dynamic in 1979, Mr. Babcock managed Amoco’s geophysical exploration of Saskatchewan and southern Alberta, Canada’s western sedimentary basin. He is a member of the Alberta Association of Professional Engineers, Geologists and Geophysicists, the Canadian Institute of Energy and is on the Board of Directors of Redcorp Ventures Ltd., a Toronto listed mining company. Mr. Babcock has been Dynamic’s President, Chief Executive Officer and a director since 1979.

Donald K. Umbach, Vice President, Chief Operating Officer and Director

Mr. Umbach holds diplomas in Business Administration & Petroleum Land Management from the Mount Royal College of Calgary, Alberta and is a member of the Canadian Association of Petroleum Landmen. He has over 30 years experience in the Canadian oil and gas industry, beginning with Hudson’s Bay Oil & Gas Limited, followed by a time with a junior oil and gas company. Prior to his joining us in 1987, Mr. Umbach was principal of his own Petroleum Landman consulting firm. Mr. Umbach is a director of Dynamic since 1990 and is Vice President and Chief Operating Officer since 1999.

John Greig, Director

Mr. Greig, M.Sc./P.Geol., holds a B.Sc. (honours) in Geology from McGill University in Montreal and a M.Sc. in Geology from the University of Alberta. Mr. Greig has been a director of Dynamic since 1990 and is presently a director of Blackstone Ventures Inc., Eurozinc Mining Corp. and Diamondex Resources Ltd.

David J. Jennings, Director

Mr. Jennings is a principal of the law firm Irwin, White & Jennings in Vancouver, Canada and has been such since 1999. Over the past decade Mr. Jennings has specialized in corporate finance and securities law with several publicly traded companies. Mr. Jennings’ practice includes initial public and additional offerings, debt offerings, venture capital financings, take over bids and issuer bids, proxy contests, reorganizations, corporate governance matters and related transactions. Mr. Jennings was the past Chair of the Securities Subsection of the Canadian Bar Association, British Columbia branch, and was a member of the British Columbia Securities Commission Law Advisory Committee. Mr. Jennings has written articles and lectured on the areas of corporate and securities law and venture capital financing. Mr. Jennings received his B.A. from the University of Western Ontario in 1984 and his J.D. from the University of Toronto in 1988. Mr. Jennings has been a director of Dynamic since August 1999.

William B. Thompson, Director

Mr. Thompson holds a B.Sc. in physics from the University of British Columbia and is a graduate of the Stanford Executive Program. He is a member in good standing of the Professional Engineers Geologists and Geophysicists Associations of Alberta and British Columbia. Mr. Thompson has a distinguished background in Western Canada’s oil and natural gas industry. From 1967 to 1976, Mr. Thompson worked as a district geophysicist headquartered at the Calgary and Houston offices of Amoco. During the next twenty four years, he held numerous senior executive responsibilities for PetroCanada of Calgary, Alberta, including the positions of Vice-President Provincial and Frontier Exploration, and Vice President Business Analysis and Support Services. In 1989, Mr. Thompson served on the Executive Committee of the Canadian Petroleum Association and for the four year period ending 1992, he served as a director of PanArctic Oil Limited. From 1985 to 1990 he served as a director, and in 1989 he was chairman of the British Columbia Division of the Canadian Petroleum Association. Mr. Thompson has been a director of Dynamic since December 2002.

Michael A. Bardell, Chief Financial Officer and Corporate Secretary

Mr. Bardell holds a diploma in finance and accounting and has over 35 years experience developing and directing financial, computer and money management systems. Beginning his career with Hudson’s Bay Oil and Gas, he later held senior management positions in junior oil and gas companies, and in the drilling service industry. Before joining Dynamic, he was controller for one of the world’s largest sulphur marketing consortiums consisting of 28 major energy companies including Gulf Canada, Chevron Canada, Canadian Occidental and Union Oil. Mr. Bardell was

Dynamic’s controller from 1988 to 1999 and its Chief Financial Officer from 1999 to present. Mr. Bardell is a member of Financial Executives International.

David Grohs, Vice President, Production

Mr. Grohs holds a Bachelor of Applied Science degree in Mechanical Engineering from the University of British Columbia and is a registered professional engineer in the provinces of British Columbia and Alberta. He has over 15 years experience in the Canadian oil and gas industry, including positions with Shell Canada Limited, Numac Energy Inc., and ENCO Gas, Ltd. Mr. Grohs has served as Dynamic’s Vice President Production since March 2003 and is responsible for production operations, engineering and acquisitions.

PERSONNEL

As at the date of this Information Circular, Shellbridge had no employees. After giving effect to the Arrangement, Shellbridge will have approximately 17 employees at its office in Richmond, British Columbia, all of whom will have been Dynamic employees prior to the Arrangement.

EXECUTIVE COMPENSATION

To date, Shellbridge has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by Shellbridge to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Shellbridge will be paid salaries comparable to the salaries paid at other junior crude oil and natural gas companies of similar size and character.

As at the date hereof, there are no employment contracts in place between Shellbridge and any of the executive officers of Shellbridge and there are no provisions for compensation of executive officers of Shellbridge in the event of termination of employment or change of responsibilities following a change of control. The Board of Directors of Shellbridge will consider whether employment contracts should be entered into with each of the executive officers of Shellbridge following the completion of the Arrangement.

Initially, directors will not be paid any annual retainer fees and will not be paid for attendance at board or committee meetings; however, they will be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Shellbridge Shares pursuant to the Shellbridge Stock Option Plan. See “Options to Purchase Securities”.

OPTIONS TO PURCHASE SECURITIES

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the adoption by Shellbridge of the Shellbridge Stock Option Plan. A copy of the Shellbridge Stock Option Plan is set out in Appendix F to this Information Circular. For a description of the proposed Shellbridge Stock Option Plan, see the section in the Information Circular entitled “Other Matter to be Brought Before the Meeting – Approval of Shellbridge Stock Option Plan”.

PROMOTER

Wayne Babcock may be considered to be the promoter of Shellbridge in that he took the initiative in founding and organizing Shellbridge. Following the completion of the Arrangement, Mr. Babcock will hold, directly or indirectly, 1,365,607 Shellbridge Shares or approximately 5.3% of the outstanding Shellbridge Shares (excluding Shellbridge Shares subscribed for pursuant to the Shellbridge Initial Private Placement).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Shellbridge, or any of their associates, to Shellbridge, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Shellbridge.

PRINCIPAL SHAREHOLDERS

Following the completion of the Arrangement, to the knowledge of Shellbridge, there will be no shareholders who own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of Shellbridge.

PRIOR SALES

On July 16, 2005, Shellbridge issued one Shellbridge Share to Dynamic at a price of $1.00 to facilitate its organization.

DIVIDENDS

Shellbridge has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the Board of Directors on the basis of Shellbridge’s earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors or officers of Shellbridge and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Shellbridge or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Shellbridge will be subject in connection with the operations of Shellbridge. In particular, certain of the directors and officers of Shellbridge are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Shellbridge or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Shellbridge. See “Directors and Officers”. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by Shellbridge since incorporation, other than contracts in the ordinary course of business, are as follows:

1.	the Arrangement Agreement (see the section of the Information Circular entitled “The Arrangement”);

2.	the Exploration Conveyance Agreement;

3.	the Partnership Conveyance Agreement;

4.	Shellbridge Stock Option Plan; and

5.	agreements relating to Shellbridge Initial Private Placement.

Copies of these agreements, when executed, may be inspected at the head office of Shellbridge at #230 – 10991 Shellbridge Way, Richmond, B.C., V6X 3C6 or at the offices of at the offices of McCarthy Tétrault LLP at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

RISK FACTORS

An investment in Shellbridge should be considered highly speculative due to the nature of Shellbridge’s business and the present stage of its development. For a discussion of risk factors associated with Shellbridge and the ownership of Shellbridge Shares, see “Item 3. Key Information – Risk Factors” in Dynamic’s Form 20-F dated March 29, 2005 which is incorporated by reference herein, which risk factors are hereby incorporated, mutatis mutandis, by reference in this Appendix E. A prospective investor should consider carefully such risk factors. An investment in securities of Shellbridge should only be made by persons who can afford a significant or total loss of their investment. The additional risk factors set out below should be carefully considered and are not in order of significance.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Shellbridge. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Shellbridge’s oil and natural gas reserves. Shellbridge might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Shellbridge’s future net production revenue, causing a reduction in its oil and natural gas acquisition and development activities. In addition, bank borrowings available to Shellbridge are expected to be determined in part by the borrowing base of Shellbridge. A sustained material decline in prices from historical average prices could limit Shellbridge’s borrowing base, therefore reducing the bank credit available to Shellbridge, and could require that a portion of any existing bank debt of Shellbridge be repaid.

In addition to establishing markets for its crude oil and natural gas, Shellbridge must also successfully market its oil and natural gas to prospective buyers. The marketability and price of crude oil and natural gas that may be acquired or discovered by Shellbridge will be affected by numerous factors beyond its control. Shellbridge will be affected by the differential between the price paid by refiners for light quality oil and grades of crude oil produced by Shellbridge. The ability of Shellbridge to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Shellbridge will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of crude oil and natural gas and many other aspects of the oil and natural gas business, Shellbridge has limited direct experience in the marketing of crude oil and natural gas.

Reserve Replacement

Shellbridge’s future crude oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Shellbridge successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Shellbridge may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Shellbridge’s reserves will depend not only on Shellbridge’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Shellbridge’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of crude oil and natural gas.

Assessments of Value of Acquisitions

Acquisitions of crude oil and natural gas issuers and crude oil and natural gas assets are typically based on engineering and economic assessments made by independent engineers and Shellbridge’s own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of crude oil and natural gas, future prices of crude oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Shellbridge’s control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty that could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Shellbridge uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Shellbridge. Any such instance may affect the return on and value of the Shellbridge Shares.

Exploration, Development and Production Risks

Crude oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Shellbridge will result in new discoveries of crude oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Shellbridge will depend on its ability to find, acquire, develop and commercially produce crude oil and natural gas reserves. No assurance can be given that Shellbridge will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Shellbridge may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future crude oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, crude oil and gas operations are subject to the risks of exploration, development and production of crude oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially-adverse effect on future results of operations, liquidity and financial condition.

Availability of Equipment

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Shellbridge and may delay exploration and development activities. To the extent that Shellbridge is not the operator of its oil and gas properties, Shellbridge will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Competition

The crude oil and natural gas industry is highly competitive. Shellbridge will actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other crude oil and natural gas companies, many of which have significantly greater financial resources than Shellbridge. Shellbridge’s competitors include major integrated oil and natural gas companies and numerous other independent crude oil and natural gas companies and individual producers and operators.

Certain of Shellbridge’s customers and potential customers are themselves exploring for crude oil and natural gas, and the results of such exploration efforts could affect Shellbridge’s ability to sell or supply crude oil or natural gas to these customers in the future. Shellbridge’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Substantial Capital Requirements; Liquidity

Shellbridge anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Shellbridge’s revenues or reserves decline, Shellbridge may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes, or if debt or equity financing is available, that it will be on terms acceptable to Shellbridge. Moreover, future activities may require Shellbridge to alter its capitalization significantly. The inability of Shellbridge to access sufficient capital for its operations could have a material adverse effect to Shellbridge’s financial condition, results of operations or prospects.

Market for Shellbridge Shares

There can be no assurance that an active market for Shellbridge Shares will develop or be sustained after the date hereof or that holders of Shellbridge Shares will be able to sell them if they desire to do so. Additionally, at the Effective Time, Shellbridge will not be registered with the United States Securities and Exchange Commission and the Shellbridge Shares will not be listed on a national securities exchange or traded in the over-the-counter market. Such circumstance will severely limit the ability of holders of Shellbridge Shares resident in the United States to publicly trade, resell or otherwise transfer their Shellbridge Shares by means other than the TSX.

Environmental Risks

All phases of the crude oil and natural gas business present environmental risks and hazards and are subject to environmental regulations pursuant to a variety of international conventions and state and/or provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with crude oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of crude oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Shellbridge to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Shellbridge’s financial condition, results of operations or prospects.

Insurance

Shellbridge’s involvement in the exploration for and development of crude oil and natural gas properties may result in Shellbridge becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although Shellbridge expects to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Shellbridge may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Shellbridge. The occurrence of a significant event that Shellbridge is not fully insured against, or the solvency of the insurer of such event, could have a material adverse effect on Shellbridge’s financial position, results of operations or prospects.

Kyoto Protocol

The Kyoto Protocol treaty (Protocol) was established in 1997 to reduce emissions of greenhouse gases (GHG) that are believed to be responsible for increasing the Earth’s surface temperatures and affecting the global climate change. Canada ratified the Protocol in December 2002. Since the implementation of the Protocol, approximately 160 countries have committed to reduce GHG internationally. The Protocol was legally made effective internationally on February 16, 2005 and Canada has committed to meet a 6% reduction of emission over base year 1990 during the period 2008 to 2012. Canadian government assurances of cost and volume limits suggest that incremental risks and liabilities attributable to addressing Protocol related policies are manageable. While Shellbridge believes it is a low emission producer, it is not possible to predict the impact of how Protocol related issues will ultimately be resolved and to what extent their impact will affect Shellbridge’s future unit operating costs and capital expenditures.

Issuance of Debt

From time to time Shellbridge may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Shellbridge’s debt levels above industry standards. Neither Shellbridge’s articles nor its by laws limit the amount of indebtedness that Shellbridge may incur. The level of Shellbridge’s indebtedness from time to time could impair Shellbridge’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that my arise.

Additional Funding Requirements

Shellbridge’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Shellbridge may require additional financings in order to carry out its crude oil and natural gas acquisition, exploration and development activities. Failure to obtain such financings on a timely basis could cause Shellbridge to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Shellbridge’s revenues from its reserves decrease as a result of lower crude oil and natural gas prices or otherwise, it will affect Shellbridge’s ability to expend the necessary capital to replace its reserves or to maintain its production. If Shellbridge’s cash flow from operating activities is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Shellbridge.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of crude oil and natural gas to Shellbridge or to the operators, and the delays by operators in remitting payment to Shellbridge, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow from operating activities available for the business of Shellbridge in a given period and expose Shellbridge to additional third-party credit risks.

Income Taxes

Shellbridge will file all required income tax returns and believes that it will be in full compliance with the provisions of the Income Tax Act (Canada) and all applicable provincial tax legislations. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Shellbridge, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Third Party Credit Risk

Shellbridge is or may be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Shellbridge, such failures could have a material adverse effect on Shellbridge and its cash flow from operating activities.

Seasonality

The level of activity in the Canadian crude oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain crude oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Shellbridge.

Accounting Write-Downs as a Result of GAAP

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the financial statements of Shellbridge. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Shellbridge Shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to the cost recovery test that is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the future discounted cash flows, Shellbridge will have to charge the amounts of the excess to earnings. A decline in the net value of crude oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market of financial instruments. A decrease in the fair market value of the financial instruments as a result of the fluctuations in commodity prices and foreign exchange rates may result in a non-cash charge against net income. Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

Changes in Legislation

The return on an investment in securities of Shellbridge is subject to changes in applicable laws, treaties and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Shellbridge or the holding and disposing of the securities of Shellbridge.

Management and Key Personnel

Shellbridge's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Shellbridge. Shellbridge does not have key person insurance in effect for management. The contributions of these individuals to Shellbridge’s immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that Shellbridge will be able to continue to attract and retain all personnel necessary for the development and operation of Shellbridge’s business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of Shellbridge’s management.

Reliance on Operators and Key Employees

To the extent Shellbridge is not the operator of its crude oil and natural gas properties, Shellbridge will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Shellbridge will be largely dependent upon the performance of its management and key employees. Shellbridge does not have any key-man insurance policy, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Shellbridge.

Permits and Licenses

The operations of Shellbridge may require licenses and permits from various governmental authorities. There can be no assurance that Shellbridge will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Dilution

Shellbridge may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Shellbridge which may be dilutive.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most crude oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Shellbridge which could result in a reduction of the revenue received by Shellbridge.

Borrowing

Shellbridge’s future lenders will be provided with security over substantially all of the assets of Shellbridge. If Shellbridge becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Shellbridge’s properties. The proceeds of any such sale would be applied to satisfy amounts owed to Shellbridge’s lenders and other creditors and only the remainder, if any, would be available to Shellbridge.

INDUSTRY CONDITIONS

The crude oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of crude oil and natural gas by agreements among the governments of Canada, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the crude oil and natural gas industry. It is not expected that any of these controls or regulations will affect the operations of Shellbridge in a manner materially different than they would affect other crude oil and natural gas companies of similar size. All current legislation is a matter of public record and Shellbridge is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects or legislation, regulations and agreements governing the crude oil and natural gas industry.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near future of the business. The first trend has been the continuation of oil and natural gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and natural gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions.

Natural gas prices have been extremely volatile over the past 12 months. With the supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand.

Oil prices are clearly depended on the world economy and the global supply-demand balance. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2004 and 2005 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and natural gas producers. The strong Canadian dollar may result in decreased revenues in the remainder of 2005 and 2006 for oil and natural gas producers on a per barrel basis.

Pricing and Marketing – Oil, Natural Gas and Associated Products

In the provinces of British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index-based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and location differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement (“NAFTA”) among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal changes of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplated the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplated clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce crude oil and natural gas pursuant to leases, licenses and permits for varying terms from two years to five years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Crude oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such crude oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The crude oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulations provides for restriction and prohibitions on the release or emission of various substances produced in association with certain crude oil and natural gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally-binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Shellbridge’s exploration and production facilities and other operations and activities emit a small amount of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including crude oil and natural gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements may require the reduction of emission or emissions intensity from Shellbridge’s operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Shellbridge.

EXPERTS

As of the date hereof, the directors, officers and associates of Sproule Associates Limited, respectively, do not beneficially own any Shellbridge Shares.

LEGAL PROCEEDINGS

As of the date hereof, there are no outstanding legal proceedings material to Shellbridge to which Shellbridge or any of the Exploration Assets are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Shellbridge are Ernst & Young LLP, of 700 West Georgia Street, P.O. Box 10101, Vancouver, British Columbia, V7Y 1C7.

CIBC Mellon Trust Company, at is principal offices in Vancouver, British Columbia will be the registrar and transfer agent for the Shellbridge Shares.

SCHEDULE A -
FINANCIAL STATEMENTS OF SHELLBRIDGE

1.	Audited balance sheet of Shellbridge as at August 26, 2005.

2.

Audited schedule of revenue and operating expenses of the Exploration Assets for each of the years ended December 31, 2004 and 2003 and the nine months ended December 31, 2002 and unaudited comparative schedule of revenue and operating expenses of the Exploration Assets for the six months ended June 30, 2005 and 2004.

Balance Sheet

Shellbridge Oil & Gas, Inc.

August 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Directors of
Shellbridge Oil & Gas, Inc.

We have audited the balance sheet of Shellbridge Oil & Gas, Inc. as at August 26, 2005. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the balance sheet. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at August 26, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 26, 2005	Chartered Accountants

Shellbridge Oil & Gas, Inc.

BALANCE SHEET

As at August 26

2005
$

ASSETS
Cash	1
1

SHAREHOLDER’S EQUITY
Share capital [note 2]	1
1

See accompanying notes

On behalf of the Board:

(signed) “Wayne Babcock”	(signed) “Don Umbach”
Wayne J. Babcock	Donald K. Umbach
Director	Director

Shellbridge Oil & Gas, Inc.

NOTES TO BALANCE SHEET

August 26, 2005

1. INCORPORATION AND FINANCIAL PRESENTATION

Shellbridge Oil & Gas, Inc. (“Shellbridge”) was incorporated pursuant to the Business Corporations Act (Alberta) on July 7, 2005. The Company has not carried on active business since incorporation. This balance sheet has been prepared by management in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

Authorized

An unlimited number of voting common shares without nominal or par value; and An unlimited number of non-voting preferred shares without nominal or par value.

Issued
	Shares	Amount
	#	$

Common shares
Issued on Incorporation	1	1
Balance as of August 26, 2005	1	1

3. SUBSEQUENT EVENT

Pursuant to the Plan of Arrangement dated July 20, 2005, involving Dynamic Oil & Gas, Inc (“Dynamic”), Shellbridge, Sequoia Oil & Gas Trust and 0730008 B.C. Ltd., Shellbridge will acquire certain assets from Dynamic, and will engage in the exploration for, and the acquisition, development and production of, crude oil and natural gas reserves. Shellbridge will assume all liabilities, including environmental liabilities, relating to its interests in the properties transferred. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in late September 2005.

As part of the Plan of Arrangement, shareholders of Dynamic will be approving an initial private placement of up to 3,333,333 Shellbridge shares, half of which will be sold on a flow-through basis. The Shellbridge shares will be sold at a price equal to Shellbridge's April 30, 2005 net asset value per Dynamic common share outstanding of $1.20 per share. The purpose of the initial private placement is to provide additional capital to Shellbridge for use in its exploration and development activities.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Directors of
Dynamic Oil & Gas, Inc.

We have audited the schedule of revenue and operating expenses of the assets to be transferred to Shellbridge Oil and Gas, Inc. pursuant to a Plan of Arrangement described in Note 1 to the schedule for the years ended December 31, 2004, 2003 and for the nine months ended December 31, 2002. This financial information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the financial information. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, this schedule presents fairly, in all material respects, the revenue and operating expenses of the assets to be transferred to Shellbridge Oil and Gas, Inc. pursuant to the Plan of Arrangement described in Note 1 to the schedule for each of the years ended December 31, 2004 and 2003 and for the nine months ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 26, 2005	Chartered Accountants

1

SCHEDULE OF REVENUE AND OPERATING EXPENSES
OF THE ASSETS TO BE TRANSFERRED TO SHELLBRIDGE
OIL AND GAS, INC.

					Nine months
	Six months		Year ended	Year ended	ended
	ended June 30		December 31	December 31	December 31
	2005	2004	2004	2003	2002
	$	$	$	$	$
	(unaudited)

Production revenue	4,292,968	3,760,682	7,641,989	1,523,865	13,393
Royalties	(1,389,554)	(1,143,797)	(2,367,809)	(461,446)	(574)
Production costs	(1,290,036)	(915,080)	(2,593,506)	(422,969)	(4,232)
Provincial royalty credits	172,136	—	272,069	121,914	—
	1,785,514	1,701,805	2,952,743	761,364	8,587

See accompanying notes

2

NOTES TO THE SCHEDULE

For the six months ended June 30, 2005 and 2004 (unaudited)
and the years ended December 31, 2004, 2003 and the nine months ended December 31, 2002

1. BASIS OF PRESENTATION

Pursuant to the proposed Plan of Arrangement between Dynamic Oil & Gas, Inc. (“Dynamic”), Sequoia Oil & Gas Trust, Shellbridge Oil & Gas, Inc. (“Shellbridge”) and 0730008 B.C. Ltd. and the shareholders of Dynamic, included as part of an Information Circular and Proxy Statement dated July 20, 2005, Dynamic will indirectly transfer its interests in certain oil and natural gas properties to Shellbridge.

This schedule has been prepared by management in accordion with Canadian generally accepted accounting principles and reflects only the working interests in those properties to be transferred to Shellbridge.

This schedule includes only those working interest production revenue, royalties, production costs and provincial royalty credits which are directly related to the properties to be transferred to Shellbridge, and does not include any expenses related to exploration expenses, general and administrative costs, interest, income or capital taxes, or any provisions related to amortization, depletion, depreciation or accretion of asset retirement obligations.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the schedule in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of revenue and production costs during the reporting period. Actual results may differ from these estimates.

Production revenue

Crude oil and natural gas sales are recorded when delivered and title to commodity passes to the purchaser. Revenue does not include any amounts through the use of derivative financial instruments, nor were any such amounts required to be included, as Shellbridge did not conduct any hedging activities.

Royalties

Royalties include payments made to the Crown or mineral lease owners in addition to those owning overriding royalty rights associated with crude oil and natural gas production.

1

NOTES TO THE SCHEDULE

For the six months ended June 30, 2005 and 2004 (unaudited)
and the years ended December 31, 2004, 2003 and the nine months ended December 31, 2002

Production costs

Production costs include all costs related to lifting, gathering, transporting and processing of crude oil and natural gas.

Provincial royalty credits

Provincial royalty credits include amounts earned through summer drilling programs from the Province of British Columbia.

2

APPENDIX F –
SHELLBRIDGE STOCK OPTION PLAN

SHELLBRIDGE OIL & GAS, INC.

2005 INCENTIVE STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

Shellbridge Oil & Gas, Inc. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Shellbridge Incentive Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to directors, officers and Service Providers the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up five years, as determined by the Board, to buy shares of the Company at a price at least equal to the market price prevailing on the date the option is granted.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	“Associate” means an associate as defined in the Securities Act.

2.2

“Board” means the board of directors of the Company and any committee of the Board that the Board may, in accordance with section 6.3, designate to administer the Plan and to which any or all authority, rights, powers, and discretion with respect to the Plan has been delegated.

2.3

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than twenty percent (20%) of the outstanding voting securities of the Company.

2.4	“Company” means Shellbridge Oil & Gas, Inc. and its successors.

2.5	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b) acting as a director or officer of the Company or its subsidiaries; or

(c)

engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or which has lasted or can be expected to last a continual period of not less than 12 months.

2.6	“Exchange” means The Toronto Stock Exchange or, if the Shares are not listed on The Toronto Stock Exchange, on such other stock exchange on which the Shares are listed.

2.7	“Expiry Date” means the date set by the Board under Section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.8	“Good Reason” means a situation where a Service Provider:

(a) has incurred a material reduction in his or her authority or responsibility;

(b) has incurred one or more reductions in his or her base compensation in the cumulative amount of five percent (5%) or more; or

(c)

has been notified that his principal place of work will be relocated by a distance of 80 kilometers or more, unless such new principal place of work is within 80 kilometers from his or her then current residence.

2.9	“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.10	“Insider” means:

(a) an insider as defined in the Securities Act, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b) an Associate of any person who is an insider under Subsection 2.10(a).

2.11	“Involuntary Termination” means:

(a) the termination of a Service Provider’s employment or engagement by the Company, for any reason other than Cause or Disability, within the first 12 month period following a Change of Control; or

(b) the voluntary resignation of a Service Provider for Good Reason within the first 12 month period following a Change of Control.

2.12	“Joint Actor” means a person acting jointly or in concert with an offeror, as such term is defined in Section 91 of the Securities Act.

2.13

“Market Price” of Shares at any Grant Date means (i) the closing price per Share on The Toronto Stock Exchange for the last day Shares were traded prior to the Grant Date; or (ii) if the Shares are not listed on The Toronto Stock Exchange, the closing price per Share on such stock exchange on which the Shares are listed for the last day Shares were traded prior to the Grant Date, or (iii) if the Shares are not listed on any stock exchange, the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.14	“Option” means an option to purchase Shares granted pursuant to this Plan.

2.15	“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.16	“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5.

2.17	“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18

“Optionee” means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchange, an Optionee may also be a corporation wholly-owned by an individual eligible for an Option grant pursuant to this Plan.

2.19	“Plan” means this Shellbridge 2005 Incentive Stock Option Plan.

2.20	“Securities Act” means the Securities Act, R.S.O. 1990, c.S.5, as amended, as at the date hereof.

2.21	“Service Provider” means:

(a) an employee or Insider of the Company or any of its subsidiaries;

(b) any other person or company engaged to provide ongoing management or consulting services for the Company, or for any entity controlled by the Company; and

(c)

any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider under Subsection 2.21(b); and

“Service Providers” means more than one (1) Service Provider.

2.22

“Shares” means the Common shares in the capital stock of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to Section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.23

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of Section 5, such adjustments to be cumulative.

2.24	“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and its subsidiaries on the terms and subject to the conditions set out in this Plan and any additional terms and conditions imposed by the

Company and set out in the Option Agreement. Notwithstanding any terms imposed by the Company, the Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be, subject to Section 5.1, 10% of the issued and outstanding Shares of the Company from time to time, or such additional amount as may be approved from time to time by the shareholders of the Company. The number of Shares, issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares, which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares, which may be issuable under the Plan, together with all of the Company's other previously established and outstanding or proposed share compensation arrangements, within a one-year period:

(a) in aggregate shall not exceed 10% of the outstanding issue; and

(b) to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

For the purposes of this section, Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of Subsections 3.2(a) and 3.2(b) above, “outstanding issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

3.4	Accelerated Vesting

If at any time there is an Involuntary Termination of a Service Provider, the terms of Vesting applicable to any Options granted to the Service Provider shall be deemed to be satisfied and the Options shall be deemed to have been Vested. The Company may, by resolution of the Board, reduce or eliminate the terms of Vesting on any existing Options.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to 5:00 p.m. Vancouver time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3	Vesting of Option Shares

The Board may determine and impose terms upon which each Option shall become Vested in respect of Option Shares.

4.4	Termination of Employment or Affiliation

If an Optionee ceases to be a director, officer or Service Provider of the Company, his or her Option shall be exercisable as follows:

(a) Death, Disability or Retirement

If the Optionee ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company, due to his or her death, Disability or retirement in accordance with the Company’s retirement policy in force from time to time, or, in the case of an Optionee that is a company, the death, Disability or retirement of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Unissued Option Shares that have Vested at any time up to but not after the earlier of:

(i) 365 days after the date of death, Disability or retirement; and

(ii) the Expiry Date;

(b) Termination For Cause

If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in Subsection 2.21(c), ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee resides, any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of the date of delivery of written notice of termination (and specifically without regard to the date any period of reasonable notice, if any, would expire).

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in Subsection 2.21(c), ceases to be a director, officer or Service Provider of the Company or a subsidiary of the Company due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Unissued Option Shares that have Vested at any time up to but not after the earlier of (i) the Expiry Date, (ii) the date which is 30 days after the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in Subsection 2.21(c), the Optionee’s employer, ceases active employment as a director, officer or Service Provider of the Company or a subsidiary of the Company, and (iii) 30 days after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire).

(d)	Blackout Period Allowance.

For greater certainty, if at the time the Optionee ceases to be a director, officer or Service Provider due to early retirement, voluntary resignation or termination by the Company other than for cause there is a Blackout Period, or if at any time during the 30 day period set out in paragraphs 4.4(c)(ii) and (iii), there is a Blackout Period, then in calculating the time that the Option then held by the Optionee shall be exercisable to acquire any Unissed Option Shares that have Vested, the 30 days shall be in addition to any such Blackout Period. For the purposes of this Subsection 4.4 (d), “Blackout Period” means an interval of time during which the Company has determined that no Service Provider may trade any securities of the Company because they may be in possession of confidential information.

For greater certainty, an Option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant events referred to in Subsections 4.4 (a), (b), (c) or (d) occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5	Effect of a Take-Over Bid

If a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of Subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise pursuant to the Offer. However, if:

(a) the Offer is not completed within the time specified therein; or

(b) all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of Subsection 4.5(b) above the Option Shares that are not taken up and paid for, shall be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and, with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms for such Option Shares becoming Vested shall be reinstated pursuant to Section 4.3. If any Option Shares are returned to the Company under this Section 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare that all Option Shares issuable upon the exercise of Options granted under the Plan be Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Shares must be tendered pursuant to the Offer.

4.7	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider set out in Subsection 2.21(c), retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9	Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”), then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a) the Option Price will be adjusted to a price per Share which is the product of:

(i) the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in paragraph 5.1 (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a) shares of the Company, other than the Shares;

(b) evidences of indebtedness;

(c) any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d) rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3	Corporate Organization

Whenever there is:

(a) a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in Sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c) a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he or she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he or she had been the holder of all Unissued Option Shares or, if appropriate, as otherwise determined by the Board.

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditors or, if the Company’s auditors decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia that the Board may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Sections 5.1, 5.2 or 5.3 is subject to the approval of the Exchange and any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment, engagement or appointment or continued employment, engagement or appointment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment, engagement or appointment.

6.2	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of Dynamic Oil & Gas, Inc. at the special meeting on September 27, 2005. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchange and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Plan may be administered by the Board, or, in the Board’s sole and complete discretion, by a committee (the “Committee”) of two or more unrelated directors who may be designated by the Board from time to time to serve as the Committee for the Plan. Notwithstanding the existence of any such Committee, the Board itself will retain independent and concurrent power to undertake any action hereunder which has been delegated to the Committee, whether with respect to the Plan as a whole or with respect to individual Options granted or to be granted, as the case may be, under the Plan.

The Board, or any Committee designated under this section 6.3, shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in Section 5.4, the interpretation and construction of any provision of the Plan by the Board, or Committee, shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

As a condition of and prior to participation in the Plan, any Optionee shall on request of the Company authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5	Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver that time is to be of the essence.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE “A”

SHELLBRIDGE OIL & GAS, INC.

2005 INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Shellbridge Oil & Gas, Inc. (“the Company”) and the Optionee named below pursuant to the Shellbridge 2005 Incentive Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.	on _________________, ______ (the “Grant Date”);

2.	________________________________ (the “Optionee”);

3.	was granted the option (the “Option”) to purchase ____________ Common Shares (the “Option Shares”) of the Company;

4.	for the price (the “Option Price”) of $__________ per share;

5.	which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates:

_________________________________________________________________ .

6.	terminating on the earlier of:

(a) ______________________, ________; and

(b) three years after the Optionee ceases to be a director, officer or Service Provider of the Company

(the “Expiry Date”);

7.

on the terms and subject to the conditions set out in the Plan and the following conditions imposed by the Board:

_________________________________________________________________

_________________________________________________________________

_________________________________________________________________

For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

The Optionee acknowledges that while the Plan does not permit Options representing more than 10% of the issued and outstanding shares of the Company on a non-diluted basis be granted to an Insider, the Insider may, because of other shareholdings, hold more than 10% of the Company’s issued and outstanding shares. The Optionee further acknowledges that in the event the Optionee owns more than 10% of the Company’s issued and outstanding shares, the Optionee may be a “specified shareholder” as defined in the Income Tax Act (Canada) R.S.C. 1985, c.1 (5th Supp.) (the “Act”) and that one consequence of “specified shareholder” status is that the Optionee will not be able to defer tax on the employee stock option benefit upon the exercise of his or her Options, as otherwise provided by draft amendments to the Act released on December 21, 2000.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

          IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the _____ day of ______________, _____.

SHELLBRIDGE OIL & GAS, INC.
OPTIONEE

By:
Authorized Signatory

By:
Authorized Signatory

APPENDIX G –
INFORMATION CONCERNING DYNAMIC OIL & GAS, INC.

TABLE OF CONTENTS

NOTICE TO READER	2
DYNAMIC	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
NARRATIVE DESCRIPTION OF THE BUSINESS	2
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	2
SELECTED FINANCIAL INFORMATION	2
FINANCIAL STATEMENTS	3
MANAGEMENT’S DISCUSSION AND ANALYSIS	3
CAPITALIZATION	3
DESCRIPTION OF SHARE CAPITAL	3
DIRECTORS AND OFFICERS	3
SUMMARY OF EXECUTIVE COMPENSATION	4
OPTIONS TO PURCHASE SECURITIES	4
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4
PRINCIPAL SHAREHOLDERS	4
PRIOR SALES	5
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES	5
DIVIDENDS	5
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	5
MATERIAL CONTRACTS	6
RISK FACTORS	6
EXPERTS	6
LEGAL PROCEEDINGS	6
AUDITORS, REGISTRAR AND TRANSFER AGENT	6
DOCUMENTS INCORPORATED BY REFERENCE	6

NOTICE TO READER

Capitalized words, phrases and abbreviations used in this Appendix G but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix G is attached.

DYNAMIC

Dynamic Oil & Gas, Inc. (formerly Dynamic Oil Limited) was incorporated on March 27, 1979 under the Company Act (British Columbia), the predecessor legislation to the Business Corporation Act (British Columbia). Dynamic is actively engaged in the acquisition, exploration and development of natural gas and crude oil properties in Alberta, British Columbia and Saskatchewan. Dynamic is a reporting issuer or the equivalent thereof in the provinces of British Columbia and Ontario and the Dynamic Shares are listed and posted for trading on the TSX and NASDAQ.

Dynamic’s head and registered office is located at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6.

GENERAL DEVELOPMENT OF THE BUSINESS

Reference is made to the disclosure contained under the heading “Item 4. Our Information – Our History and Development” in Dynamic’s Form 20-F dated March 29, 2005 (the “Dynamic Form 20-F”), which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

NARRATIVE DESCRIPTION OF THE BUSINESS

Reference is made to the disclosure contained under the heading “Item 4. Our Information – Business Overview” in the Dynamic Form 20-F, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reference is made to the disclosure contained in Exhibit 14 of the Dynamic Form 20-F entitled “Report of Management and Directors on Oil and Gas Disclosure – Form 51-101”, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor dated February 4, 2005 and Report of Management and Directors on Oil and Gas Disclosure, each contained in Exhibit 14 to the Dynamic Form 20-F are hereby incorporated by reference in and form an integral part of this Appendix G and the Information Circular.

SELECTED FINANCIAL INFORMATION

Reference is made to the disclosure contained under the heading “Item 3. Key Information – Selected Financial Data” in the Dynamic Form 20-F, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

FINANCIAL STATEMENTS

The following financial statements are hereby incorporated by reference in and form an integral part of this Appendix G and the Information Circular:

(a)	the audited comparative financial statements of Dynamic as at and for the year ended December 31, 2004, together with the notes thereto and the auditors’ report thereon; and

(b)	the unaudited comparative financial statements of Dynamic as at and for the six month periods ended June 30, 2005 and 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the Management's Discussion and Analysis for the year ended December 31, 2004 (the “Annual MD&A”) and for the six months ended June 30, 2005 (the “Interim MD&A”), which Annual MD&A and Interim MD&A are hereby incorporated by reference in and form an integral part of this Appendix G and the Information Circular. The Annual MD&A and the Interim MD&A should be read in connection with the audited comparative financial statements of Dynamic for the year ended December 31, 2004 and the unaudited interim comparative financial statements of Dynamic for the six months ended June 30, 2005 and 2004, each of which is incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

CAPITALIZATION

The following table sets forth the capitalization of Dynamic as at December 31, 2004 and as at June 30, 2005. This table should be read in conjunction with the audited comparative financial statements of Dynamic for the year ended December 31, 2004 and the unaudited interim comparative financial statements of Dynamic for the six months ended June 30, 2005.

		Outstanding as at	Outstanding as at
	Authorized	December 31, 2004	June 30, 2005

Debt
Revolving bank credit facility	$25,000,000	$15,550,000	$19,800,000
Share Capital:
Dynamic Shares	60,000,000 shares	$39,852,368	$35,892,565
		(24,558,978 shares)	(24,558,978 shares)

DESCRIPTION OF SHARE CAPITAL

For a description of the rights attaching to the Dynamic Shares, reference is made to the disclosure contained under the headings “Item 10. Additional Information – Rights, preferences and restrictions attaching to each class of shares” in the Dynamic Form 20-F, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular. As at August 22, 2005, 24,770,528 Dynamic Shares were issued and outstanding.

DIRECTORS AND OFFICERS

Reference is made to the disclosure contained under the heading “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” in the Dynamic Form 20-F, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

SUMMARY OF EXECUTIVE COMPENSATION

Reference is made to the disclosure contained under the heading “Executive Compensation” in the information circular of Dynamic dated May 18, 2005 prepared in connection with the annual general meeting of Shareholders held on June 24, 2005, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

OPTIONS TO PURCHASE SECURITIES

Pursuant to Dynamic’s stock option plan (the “Dynamic Option Plan”), options (“Dynamic Options”) to purchase Dynamic Shares are granted by the board of directors to directors, officers, employees and consultants of Dynamic.

The exercise price for each optioned share is equal to the closing price of the Dynamic Shares for the trading day immediately preceding the date of the grant of the Dynamic Option. The term of each Dynamic Option expires on the earlier of: (i) five years from the date the option is granted; and (ii) three years after the director, officer, employee or consultant ceases to be a director, officer, employee or consultant of Dynamic, for any reason. Any Dynamic Option issued will not expire until the end of the original term of the Dynamic Option, notwithstanding that the holder of the option has ceased to be a person qualified to receive an option by virtue of early retirement, voluntary resignation, termination other than for cause, termination for cause or the death of the optionee. The maximum number of shares available to any one optionee under the Dynamic Option Plan is equal to 5% of the outstanding Dynamic Shares. The Dynamic Options are non-assignable and non-transferable. The Dynamic Options granted under the Dynamic Option Plan may vest over time as determined by the board of directors.

As at August 22, 2005, options to acquire 1,696,800 Dynamic Shares (6.8% of the issued and outstanding Dynamic Shares) have been granted to directors, officers, employees and consultants of Dynamic at exercise prices of between $1.45 and $5.43.

It is a condition to the completion of the Arrangement that all of the outstanding Dynamic Options shall have been exercised, cancelled or otherwise terminated. Pursuant to the Plan of Arrangement, immediately prior to the Effective Time, the vesting of all Dynamic Options shall accelerate and all such Dynamic Options not previously vested shall become exercisable immediately prior to the Effective Time. Each Dynamic Option (including Dynamic Options subject to accelerated vesting) not exercised immediately prior to the Effective Time will be terminated for no consideration and will be cancelled and shall cease to represent the right to acquire Dynamic Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Dynamic, or any of their associates, to Dynamic, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Dynamic.

PRINCIPAL SHAREHOLDERS

To the best knowledge of Dynamic, as of August 26, 2005, there were no shareholders who own, or are known by Dynamic to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of Dynamic.

PRIOR SALES

In the twelve months prior to the date hereof, an aggregate of 211,550 Dynamic Shares were issued for aggregate gross proceeds of $423,342.50 on the exercise of outstanding Dynamic Options. Dynamic has not issued any other Dynamic Shares in the last twelve months.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

The Common Shares of Dynamic are listed and posted for trading on the TSX under the symbol “DOL”.

	Price Range ($)
	High	Low	Trading Volume
2003
Third Quarter	5.93	4.15	3,641,511
Fourth Quarter	6.49	4.61	3,012,269

2004
First Quarter	6.49	4.10	2,435,702
Second Quarter	5.03	3.94	1,375,557
Third Quarter	5.20	3.57	1,436,870
Fourth Quarter	3.88	3.00	2,177,474

2005
First Quarter	3.55	2.80	2,939,320
April	3.12	2.25	247,000
May	2.71	2.12	144,366
June	3.20	2.30	275,788
July	3.60	2.65	2,271,517
August 1 to 25	3.30	3.02	1,136,183

On December 31, 2004, the closing price of the Dynamic Shares on the TSX was $2.89. On August 25, 2005, the closing price of the Dynamic Shares on the TSX was $3.20.

DIVIDENDS

Dynamic has not declared or paid any dividends on its Dynamic Shares since its incorporation. Any decision to pay dividends on the Dynamic Shares will be made by the board of directors on the basis of Dynamic’s earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors, officers or principal shareholders of Dynamic and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Dynamic or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Dynamic will be subject in connection with the operations of Dynamic. In particular, certain of the directors and officers of Dynamic are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Dynamic or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Dynamic. See “Directors and Officers”. Conflicts, if any, will be subject to the procedures and remedies available under the BCBCA. The BCBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA.

MATERIAL CONTRACTS

The only presently material contract entered into by Dynamic in the last twenty-four months, other than contracts in the ordinary course of business, are the Arrangement Agreement and an underwriting agreement (“Underwriting Agreement”) dated May 19, 2004 between Dynamic, Octagon Capital Corporation and Raymond James Ltd., with respect to Dynamic’s bought-deal private placement of 2,280,000 Dynamic Shares of which 2,000,000 Dynamic Shares were sold on a flow-through basis.

Copies of the Arrangement Agreement and the Underwriting Agreement may be inspected at the head office of Dynamic at #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6 or at the offices of McCarthy Tétrault LLP in Calgary at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

RISK FACTORS

Reference is made to the disclosure contained under the heading “Item 3. Key Information – Risk Factors” in the Dynamic Form 20-F, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix G and the Information Circular.

EXPERTS

As of the date hereof, the directors, officers and associates of Sproule do not beneficially own any of the Dynamic Shares.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Dynamic to which Dynamic is subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Dynamic are Ernst & Young LLP, 700 West Georgia Street, P.O. Box 10101, Vancouver, British Columbia, V7Y 1C7.

CIBC Mellon Trust Company, at its principal offices in Vancouver, British Columbia, is the registrar and transfer agent for the Dynamic Shares.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix G from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Dynamic by submitting a request to Dynamic by telephone (604) 214-0550, by fax (604) 214-0551 or by mail to Dynamic Oil & Gas, Inc., #230 – 10991 Shellbridge Way, Richmond, British Columbia, V6X 3C6, Attention: Assistant Corporate Secretary. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix G or the Information Circular.

APPENDIX H –
NOTICE OF APPLICATION FOR FINAL ORDER

H-1

NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF Division 5 of Part 9 of the Business Corporations Act (British Columbia)
being chapter C-57 of the Statutes of British Columbia, 2002, as amended;

AND

IN THE MATTER OF DYNAMIC OIL & GAS, INC.

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia, (the “Court”) by Dynamic Oil & Gas, Inc. (“Dynamic”) with respect to a proposed arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia), S.B.C. 2002, c. C-57, as amended (the “BCBCA”), involving Dynamic, its Shareholders and Optionholders (Dynamic Shareholders and Dynamic Optionholders are collectively referred to as “Dynamic Securityholders”), Sequoia Oil & Gas Trust, Shellbridge Oil & Gas, Inc. and 0730008 B.C. Ltd., which Arrangement is described in greater detail in the Information Circular of Dynamic dated August 26, 2005 accompanying this Notice of Application.

NOTICE IS FURTHER GIVEN that an application (the “Final Application”) for a Final Order approving the Arrangement under Section 291 of the BCBCA shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, Canada, on September 29, 2005 at 9:45 a.m. or so soon thereafter as counsel may be heard.

On the Final Application, the following relief shall be sought:

(a)

a declaration that the terms and conditions of the exchange of shares referred to in Article 3 of the Plan of Arrangement are fair and reasonable both procedurally and substantively to the persons affected;

(b)	an order approving the Arrangement pursuant to the provisions of Section 291 of the BCBCA; and

(c)	such further and other orders, declarations and directions as the Court may deem just.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements under the Securities Act of 1933, as amended, of the United States of America with respect to the shares of Shellbridge Oil & Gas, Inc. that will be issued in exchange in connection with the Arrangement.

Any Dynamic Securityholder or other interested person has the right to appear (either in person or by counsel) and be heard and make submissions at the hearing of the Final Application if such person has filed an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and delivered a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the Final Application, including an outline of such holder’s or person’s proposed submissions, to the solicitors for Dynamic at their address for delivery set out below, on or before 4:00 p.m. (Vancouver time) on September 28, 2005, subject to other direction of the Court.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE FINAL APPLICATION OR WISH TO BE NOTIFIED OF ANY ADJOURNMENT THEREOF, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of Appearance as aforesaid. You may obtain a form of Appearance at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

H-2

AND NOTICE IS FURTHER GIVEN that, at the hearing of the Final Application and subject to the foregoing, Dynamic Securityholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated August 26, 2005, has given directions as to the calling and holding of a special meeting of the Dynamic Securityholders for the purpose of such persons voting upon a resolution to approve the Arrangement and, in particular, has directed that Dynamic Shareholders shall have the right to dissent under the provisions of Sections 237-247 of the CBCA upon compliance with the terms of the Interim Order.

A copy of the Petition and other documents filed with the Court on behalf of Dynamic can be obtained on written request to the solicitors for Dynamic at their address for delivery, set out below:

McCarthy Tétrault LLP Box 10424, Pacific Centre 1300 - 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K2 Attention: Warren B. Milman

APPENDIX I –
SECTIONS OF 237 – 247 OF BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

SECTIONS 237 TO 247 OF THE
BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

DIVISION 2— DISSENT PROCEEDINGS

237.	Definitions and application —

(1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

	(a)	the court orders otherwise, or

	(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.

238.	Right to dissent —

(1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

	(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

	(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

	(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

	(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

	(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

	(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

	(g)	in respect of any other resolution, if dissent is authorized by the resolution;

	(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

	(a)	prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

	(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

	(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner,

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

	(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

	(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239.	Waiver of right to dissent —

(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

	(a)	provide to the company a separate waiver for

		(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

		(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

	(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

	(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)

If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240.	Notice of resolution—

(1)

If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

	(a)	a copy of the proposed resolution, and

	(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)

If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

	(a)	a copy of the proposed resolution, and

	(b)	a statement advising of the right to send a notice of dissent.

(3)

If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

	(a)	a copy of the resolution,

	(b)	a statement advising of the right to send a notice of dissent, and

	(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241.

Notice of court orders — If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

242.	Notice of dissent —

(1)	A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

	(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

	(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

	(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

	(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

	(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

	(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect,

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

		(i)	the names of the registered owners of those other shares,

		(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

		(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

	(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

		(i)	the name and address of the beneficial owner, and

		(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)

The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243.	Notice of intention to proceed —

(1)	A company that receives a notice of dissent under section 242 from a dissenter must,

	(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

	(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (a) or (b) of this section must

	(a)	be dated not earlier than the date on which the notice is sent,

	(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

	(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

244.	Completion of dissent —

(1)

A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

	(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

	(b)	the certificates, if any, representing the notice shares, and

	(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1)(c) must

	(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

	(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

	(a)	the dissenter is deemed to have sold to the company the notice shares, and

	(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)

Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)

Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245.	Payment for notice shares —

(1)	A company and a dissenter who has complied with section 244(l) may agree on the amount of the payout value of the notice shares and, in that event, the company must

	(a)	promptly pay that amount to the dissenter, or

	(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares,

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

	(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

	(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

	(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (l)(b) or (3)(b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section ii there are reasonable grounds for believing that

	(a)	the company is insolvent, or

	(b)	the payment would render the company insolvent.

246.

Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

	(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

	(b)	the resolution in respect of which the notice of dissent was sent does not pass;

	(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

	(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

	(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

	(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

	(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

	(h)	the notice of dissent is withdrawn with the written consent of the company;

	(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division,

247.

Shareholders entitled to return of shares and rights — If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

	(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

	(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.